Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on June 23, 2014. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

GREAT BASIN SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	83-0361454
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2441 South 3850 West

Salt Lake City, UT 84120

(801) 990-1055

(Address and telephone number of registrant’s principal executive offices)

Ryan Ashton

Chief Executive Officer

Great Basin Scientific, Inc.

2441 South 3850 West

Salt Lake City, UT 84120

(801) 990-1055

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Marx Kyle Leingang Dorsey & Whitney, LLP 136 South Main Street, Suite 1000 Salt Lake City, Utah 84101-1685 (801) 933-7363	Brian D. Lee Mollie H. Duckworth Baker Botts L.L.P. 1001 Page Mill Road, Building One, Suite 200 Palo Alto, California 94304 (650) 739 – 7519

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The registrant is an “emerging growth company,” as defined in Section 2(a) of the Securities Act. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, par value $0.001 per share	$	$
Series A Warrants, each consisting of one share of Common Stock and one Series B Warrant (3)	$	$
Shares of Common Stock underling the Series A Warrants	$	$
Series B Warrants, each consisting of one share of Common Stock (3)	$	$
Shares of Common Stock underlying the Series B Warrants	$	$
Representative’s Warrants to Purchase Common Stock (3)	$	$
Common Stock underlying Representative’s Warrants (4)	$	$
Total Registration Fee	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of securities that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant.
(3)	No registration fee pursuant to Rule 457(g) under the Securities Act.
(4)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The Representative’s Warrants are exercisable at a per share exercise price equal to 125% of the public offering price. As estimated solely for the purpose of recalculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the Representative’s Warrant is $ , which is equal to 125% of $ ( % of $ ).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE 23, 2014

Units

Each Unit Consisting of One Share of Common Stock and One Series A Warrant to Purchase: (i) One Share of Common Stock and (ii) One Series B Warrant to Purchase One Share of Common Stock

This is a firm commitment initial public offering of the securities of Great Basin Scientific, Inc. We are offering          shares of common stock and          Series A Warrants, which will be sold in combinations consisting of one share of common stock and one Series A Warrant. We expect that the initial public offering price for one combination consisting of one share and one Series A Warrant will be between $         and $        . Although issued together, the shares of common stock and Series A Warrants may be transferred separately immediately upon issuance.

Each Series A Warrant is exercisable for one share of common stock and one Series B Warrant. The Series A Warrants are immediately exercisable upon issuance in this initial public offering at an initial exercise price of 100% of the initial public offering price of one combination in this offering. The Series A Warrants will expire on the first anniversary of the date of issuance.

The Series B Warrants are not being issued in this offering and will only be issued upon the exercise of the Series A Warrants that are being issued in this offering. Each Series B Warrant is exercisable for one share of common stock. The Series B Warrants are immediately exercisable upon issuance at an initial exercise price of 125% of the initial public offering price of one combination in this offering. The Series B Warrants will expire on the sixth anniversary of the date of issuance.

The shares of common stock issuable from time to time upon the exercise of the Series A Warrants and the Series B Warrants are also being offered pursuant to this prospectus.

We intend to apply to list our shares of common stock for trading on The NASDAQ Capital Market under the symbol “            ”. The Series A Warrants and Series B Warrants will not be listed for trading on a securities exchange.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, will elect to comply with certain reduced public company reporting requirements for future filings. Investing in our common stock involves a high degree of risk.

Before investing in our common stock and warrants exercisable for common stock, you should carefully read the discussion of “Risk Factors ” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Offering proceeds to us, before expenses	$	$

(1) Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to Dawson James Securities, Inc., the representative of the underwriters. See “Underwriting.”

We have granted a 45-day option to the representative of the underwriters to purchase up to (i)              additional shares of common stock, and/or (ii) additional Series A Warrants to purchase (a) up to              additional shares of common stock and (b) Series B Warrants to purchase up to              additional shares of common stock solely to cover over-allotments, if any. The over-allotment option may be used to purchase shares of common stock, Series A Warrants, or any combination thereof, as determined by the underwriters, but such purchases cannot exceed an aggregate of 15% of the number of shares of common stock and Series A Warrants sold in the primary offering.

The underwriters expect to deliver our securities to purchasers in the offering on or about             , 2014.

Sole Book Running Manager

Dawson James Securities, Inc.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Great Basin’s logo and some of our trademarks are used in this prospectus. This prospectus also includes trademarks, tradenames, and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

This prospectus contains estimates, projections and other information concerning our industry, our business and the potential markets for our platform, including data regarding the estimated demand in those markets, their projected growth rates, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we

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believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

Unless the context requires otherwise references to “Great Basin Scientific,” “Great Basin Corporation, Inc.”, “Great Basin”, our “company,” “we,” “us” or “our” refer to Great Basin Scientific, Inc., a Delaware corporation, doing business as Great Basin Corporation.

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PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before investing in our securities. You should read the entire prospectus carefully, including the “Risk Factors” section and our financial statements and the notes relating to the financial statements, before making an investment decision.

Our Company

We are a commercial stage, molecular diagnostic testing company focused on improving patient care through the development and commercialization of our patented, low-cost, molecular diagnostic platform designed to test for infectious disease, especially hospital-acquired infections. We believe that community hospital laboratories are on the verge of shifting from traditional testing methods to molecular methods of diagnosis, a move that will be advanced by the availability of simpler and more affordable molecular testing methods. We have designed a platform that combines both affordability and ease-of-use, which we believe will accelerate the adoption of molecular testing in community hospitals.

Molecular testing generally reduces test time from days to hours when compared to culture methods, and typically provides much more accurate results than non-molecular rapid tests, leading to shortened hospital stays and improved patient outcomes, resulting in reduced costs for hospitals that implement molecular testing in their labs. We believe this improvement in the time to result and the quality of those results has led to a fast-growing market for molecular diagnostic platforms being purchased by hospital microbiology labs to replace culture and other legacy testing formats. We believe our platform is well positioned to meet this need as evidenced by our ability to attract new customers from existing testing methods, including other molecular testing methods. As of March 31, 2014, we had 98 customers worldwide (78 in the United States and 20 in the rest of the world), who use an aggregate of 206 analyzers.

We refer to the percentage of customers that elect to purchase our diagnostic tests after receiving and evaluating our platform as our “Win Rate.” Our Win Rate from May 2013 to May 2014 is as follows:

Customer’s Testing Method	Win Rate

Existing Molecular Method	70.6%

Non-Molecular Method	75.8%

Overall	73.1%

Further, we believe our platform has the ability to transform molecular testing for infectious diseases at community hospitals by providing an easy-to-use, affordable solution—one that provides accurate results in less than 90 minutes—to meet the rapidly evolving needs of providers and their patients.

The Great Basin Platform

Our platform is an automated molecular diagnostic system, consisting of an analyzer and associated diagnostic tests. Our platform utilizes a sample-to-result format, which means that once a patient specimen is received, it undergoes limited processing before it is placed in the analyzer, where the test is run without further technician intervention. This reduces test complexity and eliminates the need for highly-trained and expensive molecular technicians to run the tests. Our platform is designed to enable simple, rapid and cost-effective analysis of multiple pathogens from a single clinical sample, which will allow small community hospitals to provide better patient care at an affordable cost. We believe that our platform offers hospitals and reference laboratories the following benefits:

•	Ease of Use. Our platform is a sample-to-result system. Sample preparation can be completed in three to five steps that typically take no more than five minutes. Once the test cartridge is placed in the analyzer, the technician does not need to monitor the test and can complete other unrelated tasks. The test is complete in less than 90 minutes.

•	Cost Savings. We believe that our pricing strategy makes it possible for many community hospitals—that often have greater cost sensitivity and constraints—to adopt molecular testing. We provide the customer, a hospital, lab or clinic the use of our analyzer with no upfront charge, while we retain ownership. We then sell our diagnostic tests to the hospital at a cost that is similar to or less expensive than other molecular diagnostic solutions. This reduces the up-front cost for the customer, minimizes customer approval processes and accelerates adoption of our platform.

•	Versatile Platform with the Capability to Deliver a Broad Test Menu. Our platform has broad application across a number of areas in molecular diagnostic testing for infectious disease. The same analyzer can be utilized for all of our planned future diagnostic tests.

•	Ability to Multiplex. Our platform has the ability to analyze up to 64 distinct targets in a single diagnostic test, including controls. This will allow hospitals to run multiple tests or panels on an individual patient sample in a one-step detection process. This capability will reduce the time required for a laboratory to perform a diagnostic analysis that involves multiple infectious disease pathogens. Without our platform, similar testing would require the hospital to run multiple, separate molecular diagnostic tests. Although our C. diff test currently detects a single pathogen, two of our tests in development, Staph ID/R and the food borne pathogen test, will utilize the multiplexing technology.

Our Products

Our First Commercial Test – Clostridium difficile

C. diff   infections are often life-threatening and can create a significant financial burden for hospitals. As a hospital-acquired infection, costs associated with the care of patients with C. diff are not covered by insurance or Medicaid/Medicare. An independent peer reviewed paper, published in the American Journal of Infection Control in 2012, highlights a significant reduction in C. diff infection rates when a hospital switched from culture to molecular testing—reducing cost and improving patient outcomes.

Our C. diff   product is a rapid medical diagnostic test for the detection of C. diff, a gram-positive bacteria that causes severe diarrhea and other intestinal disorders. Our test requires minimal sample preparation and can deliver results in under 90 minutes. A swab from a loose stool is placed into transfer solution and a portion of this solution is placed into the cartridge. The cartridge is then placed into the analyzer.

Our Tests in Development

•

Group B Strep. Group B Streptococcus, or Group B Strep, is a bacterium that colonizes in the warm moist areas of many humans. Although it is harmless to healthy adults, it can be transmitted to a newborn during childbirth and is the single largest cause of meningitis in newborn infants. We expect to initiate clinical trials of our Group B Strep test during the third quarter of 2014. We plan to file a Premarket Notification, or 510(k) submission, to the FDA in the fourth quarter of 2014 and expect to receive FDA clearance during the second quarter of 2015.

•	Staphylococcus Identification and Resistance Panel. Our Staphylococcus Identification and Resistance Panel, or Staph ID/R panel, is a rapid multiplex test that identifies species of Staphylococcus infections directly from positive blood cultures. Staphylococcus aureus, or SA, is a major cause of hospital and community-acquired infections and is associated with high rates of morbidity and mortality. Methicillin-resistant Staphylococcus aureus, or MRSA, is a potentially life-threatening infection that most frequently occurs in the hospital setting. We expect to initiate clinical trials of our Staph ID/R panel during the fourth quarter of 2014. We plan to file a 510(k) submission in the first quarter of 2015 and expect to receive FDA clearance during the third quarter of 2015.

•	SA Pre-Surgical Nasal Screen. Our SA Pre-Surgical Nasal Screen Test is a rapid test for the presence of SA in the nasal passages of a pre-surgical patient. SA often colonizes in the nasal passages and other warm moist areas in healthy humans. While harmless in most circumstances, the colonization creates increased infection risk to patients undergoing surgery. If approved, hospitals will be able to use our test to identify pre-surgical patients who are SA carriers and treat those patients with topical antibiotics, which has been shown in multiple peer-reviewed studies to significantly reduce the risk of post-surgical infection. We expect to initiate clinical trials of our SA Pre-Surgical Nasal Screen Test during the first quarter of 2015. We plan to file a 510(k) submission to the FDA in the third quarter of 2015 and expect to receive FDA clearance during the fourth quarter of 2015.

•	Food Borne Pathogens Panel. According to the Agency for Healthcare Research and Quality, there were nearly five million U.S. hospital visits in 2010 for gastrointestinal distress that suggested food-borne illness. One of the challenges faced by physicians assessing a patient with symptoms of gastrointestinal infection is determining the underlying cause. We expect to initiate clinical trials of our first Food Borne Pathogens panel detecting toxigenic strains of E. coli during the first quarter of 2015. We plan to file a 510(k) submission to the FDA in the third quarter of 2015 and expect to receive FDA clearance during the fourth quarter of 2015.

Our Strategy

Our goal is to become the market-leading provider of sample-to-result, multiplex molecular diagnostic testing for infectious disease by leveraging the strengths of our affordable diagnostic testing platform. We intend to expand the use of our platform by targeting community hospitals in the United States with fewer than 400 beds. We believe that our low-cost platform will be attractive to these hospitals in particular, which may not otherwise have sufficient resources to justify the purchase of a molecular diagnostic sample-to-result solution. To achieve this objective, we intend to do the following:

•	Leverage our Low-Cost Platform to Quickly Penetrate the Community Hospital Market. We provide our customers with our analyzer at no cost and sell them the disposable, single-use diagnostic tests. This allows us to avoid the long sales cycle inherent in selling capital equipment and expand into hospitals that previously could not afford to implement a molecular diagnostic platform.

•	Accelerate the Growth of our U.S. Customer Base. With the proceeds from this offering, we will expand our sales force to target community hospitals in the United States. Since we launched our platform, we have achieved over a 73% “win rate” in the United States, which we define as customers that elect to purchase our diagnostic tests after evaluating our platform. We anticipate that increasing our number of customers will drive sales of our test cartridges. We expect these sales will generate the majority of our revenue for the foreseeable future.

•	Expand our Menu of Molecular Diagnostic Products. From March 2014 to May 2014, the average customer who had purchased our product for at least three months generated approximately $21,500 in annual revenue from C. diff testing alone. We believe that by expanding our test menu to include the four additional tests currently in development, we could increase our potential average annual revenue per customer to over $250,000 if customers reach projected usage levels and each of those customers used all five of the tests we plan to include in our product menu in the near term. To that end, we intend to develop a broad menu of molecular diagnostic tests for our platform that will satisfy growing medical needs and present attractive commercial opportunities. For example, we anticipate beginning clinical trials during 2014 to expand our menu by adding tests for Group B Strep and Staph ID/R. We also have a pipeline of tests in a pre-clinical stage of development, including chlamydia/gonorrhea and other sexually transmitted diseases, respiratory testing, and sepsis (blood infection) panels.

•	Reduce our Cost of Sales through Automation and Volume Purchasing. We manufacture our proprietary test cartridges and analyzers at our headquarters in Salt Lake City, Utah. We currently hand build our test cartridges and purchase materials at higher per unit cost due to lower purchase volumes. We believe that investment in automation of portions of the manufacturing and assembly process and volume purchase pricing will significantly improve our gross margins and enhance our ability to provide a low cost solution to customers.

Our Market Opportunity

We believe the global market for molecular diagnostic testing is approximately $5.0 billion per year and will experience a growth rate of approximately 12% per year over the course of the next several years based on research published by outside market research firms. We believe our proprietary sample-to-result platform is best suited to address a subset of this market, including hospital-acquired infections and other infectious diseases.

We believe that the total domestic market opportunity for the types of molecular diagnostic tests that we have currently available or are developing is approximately $1.240 to $1.490 billion per year, comprised of the following:

•	C. diff. According to the Agency for Healthcare Research and Quality, there are 347,000 cases of C. Diff annually in the United States. We estimate the potential total market opportunity for C. diff testing to be approximately $110 million to $120 million annually;
•	Group B Strep. According to the CDC, there were 3.95 million live births in the United States in 2012 and nearly every pregnant woman in the United States is tested for Group B Strep in the late third trimester. Based on these assumptions, we estimate the potential total market for Group B Strep testing is approximately $80 million to $120 million annually;
•	Staphylococcus Identification. According to a market survey, there are 4.2 million positive blood cultures each year in the United States. We believe that a significant portion of these positive blood cultures represent the market opportunity for a Staphylococcus species test, and have estimated the market to be approximately $100-$150 million annually;
•	SA Pre-Surgical Screening. According to the CDC there were 51.4 million in-patient surgeries in the United States in 2010. These surgeries represent the primary market for our SA Pre-Surgical Nasal Screen test, as every surgical patient could potentially be tested. Based on these assumptions, we believe the potential market for SA screening in the pre-surgical setting to be approximately $800 million to $900 million annually.
•	Food Borne Pathogens. According to the Agency for Healthcare Research and Quality, there were nearly five million U.S. hospital visits in 2010 for gastrointestinal distress that suggested food-borne illness and each of these patients could potentially be tested for food borne pathogens. Based on these assumptions, we believe that the total market for gastrointestinal infection testing for food-borne pathogens is approximately $150 million to $200 million.

We anticipate that the market for the molecular diagnostic tests on which we are focused will increase by more than 20% per year over the next several years. Many factors are driving growth of this market, particularly the accelerating adoption of molecular testing inside the hospital micro-biology lab. Based on published research we believe that fewer than half of all hospitals are currently using molecular testing for their infectious disease testing. More importantly, we believe that a far smaller fraction of all testing done in hospital labs is molecular. We believe that as molecular testing becomes more cost effective, its advantages of faster time to result and higher sensitivity relative to legacy testing methods will lead more and more hospitals to convert to molecular testing.

Our diagnostic tests are currently sold in the United States, Europe and New Zealand. We currently utilize a direct sales and support team in the United States and distributors in certain key European countries and New Zealand, which we expect will be augmented by marketing partners and distributors in other strategic areas as we expand internationally.

According to the 2014 edition of the American Hospital Association Hospital Statistics, there were approximately 5,700 hospitals in the United States in 2012, approximately 5,000 of which are considered community hospitals. According to outside research, fewer than half of those community hospitals have made the switch to molecular methods for diagnosing infectious disease. We believe these hospitals are excellent candidates for our molecular diagnostic platform. Our easy-to-use and cost-effective platform allows community hospitals—many of which could not previously afford more expensive or complex molecular diagnostic testing platforms—to modernize their laboratory testing and provide better patient care at an affordable cost.

Risks Relating to Our Business

Our business and our ability to execute our business strategy are subject to numerous risks and uncertainties of which you should be aware before you decide to buy our securities. In particular, you should consider the following risks, among others, which are discussed more fully in the section entitled “Risk Factors”:

•	We have a limited commercial history upon which to base our prospects, have not generated profits and do not expect to generate profits for the foreseeable future;

•	Our near-term success is dependent upon our ability to expand our customer base and introduce new diagnostic tests;

•	If we cannot successfully develop, obtain regulatory approvals and commercialize new products, our financial results will be harmed and our ability to compete will be harmed;

•	We are subject to many laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations;

•	We may have additional capital requirements in the future and the failure to obtain additional capital could have a material adverse effect;

•	Our diagnostic tests and accompanying consumables have not been manufactured on a high volume scale and are subject to unforeseen scale-up risks;

•	If we do not achieve, sustain or successfully manage our anticipated growth, our business and prospects will be harmed;

•	We or our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses;

•	The extent to which we can protect our products and technologies through intellectual property rights that we own, acquire or license is uncertain;

•	An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price; and

•	The price of our common stock may fluctuate substantially.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we intend to take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	requirement to provide only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you have beneficial ownership. In addition, we have elected to opt-in to the extended transition period for new or revised accounting standards. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Our Corporate Information

We are a Delaware corporation headquartered in Salt Lake City, Utah that does business as Great Basin Corporation. We were originally incorporated as Diagnostic Micro Arrays, Inc., a Nevada corporation, on June 27, 2003, and we commenced operations in January of 2005. On April 19, 2006, we changed our name to Great Basin Scientific, Inc. On August 12, 2008, we took steps to change our corporate domicile from Nevada to Delaware by forming a Delaware corporation with the same name, Great Basin Scientific, Inc., and merging the Nevada corporation with and into the Delaware corporation. As a result of this merger, the Delaware corporation was the sole surviving entity, continuing operations as Great Basin Scientific, Inc. and doing business as Great Basin Corporation.

Our fiscal year ends December 31 of each year. Our principal executive offices are located at 2441 South 3850 West, Salt Lake City, Utah 84120. Our telephone number is (801) 990-1055. Our website address is www.gbscience.com. The information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus and should not be considered a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Securities we are offering

        units, with each unit consisting of one share of common stock and one Series A Warrant to purchase: (i) one share of common stock and (ii) one Series B Warrant to purchase one share of common stock. The units will not be certificated and the shares of common stock and Series A Warrants may be transferred separately immediately upon issuance.

Each Series A Warrant is exercisable for one share of common stock and one Series B Warrant. The Series A Warrants are immediately exercisable upon issuance in this initial public offering at an initial exercise price of 100% of the initial public offering price of one unit in this offering. The Series A Warrants will expire on the first anniversary of the date of issuance.

The Series B Warrants are not being issued in this offering and will only be issued upon the exercise of the Series A Warrants that are being issued in this offering. Each Series B Warrant is exercisable for one share of common stock. The Series B Warrants are immediately exercisable upon issuance at an initial exercise price of 125% of the initial public offering price of one unit in this offering. The Series B Warrants will expire on the sixth anniversary of the date of issuance.

The shares of common stock issuable from time to time upon the exercise of the Series A Warrants and the Series B Warrants are also being offered pursuant to this prospectus.

Public offering price	$ (the midpoint of the range set forth on the cover page of this prospectus) per unit.

Common stock outstanding before this offering	571,186,406 shares
Common stock included in the securities we are offering

(i)         shares, which assumes no exercise of the Series A Warrants; (ii)         shares, which assumes the full exercise of the Series A Warrants and no exercise of the Series B Warrants that are issuable upon exercise of the Series A Warrants; or (iii)         shares, which assumes the full exercise of the Series A Warrants and the Series B Warrants.

Common stock to be outstanding immediately after this offering	shares, which assumes no exercise of the Series A Warrants (and therefore no exercise of the Series B Warrants underlying the Series A Warrants).

Over-allotment option	We have granted a 45-day option to the representative of the underwriters to purchase up to (i) additional shares of common stock, and/or (ii) additional Series A Warrants, solely to cover over-allotments, if any. The over-allotment option may be used to purchase shares of common stock, Series A Warrants, or any combination thereof, as determined by the underwriters, but such purchases cannot exceed an aggregate of 15% of the number of shares and Series A Warrants sold in the primary offering.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $ per unit, (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows: (i) approximately $ million to fund clinical and regulatory development of new diagnostic tests, (ii) approximately $ million to increase our sales and marketing capabilities, (iii) approximately $ million to manufacture analyzers, (iv) approximately $ million to expand our manufacturing capacity and (v) the remaining proceeds, if any, will be used for general corporate purposes, including working capital. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk Factors	Investing in our securities involves substantial risks. You should read the “Risk Factors” section starting on page for a discussion of factors to consider carefully before deciding to invest in our securities.

Proposed NASDAQ Capital Market symbol for our common stock	We intend to apply for listing of our common stock on The NASDAQ Capital Market under the symbol “ ”. No assurance can be given that such listing will be approved.

The number of shares of our common stock outstanding before and after this offering, as set forth in the table above, is based on 571,186,406 shares outstanding as of June 20, 2014 and excludes as of that date:

•	up to shares of common stock issuable upon the full exercise of the Series A Warrants offered hereby and the full exercise of the Series B Warrants issuable upon exercise of the Series A Warrants;
•	361,612,132 shares of common stock issuable upon the full exercise of warrants to purchase shares of common stock;

•	119, 750,000 Options to purchase shares of our common stock issued under our 2006 Stock Option Plan and 2014 Stock Option Plan.
•	30,250,000 shares of our common stock reserved for future issuance under our 2006 Stock Option Plan and 2014 Stock Option Plan;
•	shares of common stock reserved for future grant or issuance under our 2014 Omnibus Incentive Plan, which will become effective in connection with the completion of this offering; and
•	shares of our common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering, plus up to shares of our common stock if the over-allotment option to purchase shares of common stock is exercised in full.

Unless otherwise indicated, all information in this prospectus assumes:

•	571,186,406 shares of our common stock outstanding immediately prior to the closing of this offering after giving effect to the conversion of all outstanding shares of our preferred stock into 548,067,691 shares of common stock.
•	the conversion of outstanding warrants to purchase 4,055,225 shares of preferred stock into a warrant to purchase 4,055,225 shares of common stock immediately prior to the closing of this offering;
•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur in connection with the closing of this offering;
•	no exercise of the representative’s warrants described above;
•	no exercise of any outstanding options or warrants to purchase common stock; and
•	no exercise by the representative of the underwriters of its option to purchase up to (i) additional shares of common stock, and/or (ii) additional Series A Warrants to cover over-allotments, if any.

SUMMARY FINANCIAL DATA

The summary financial data set forth below should be read in conjunction with our financial statements and the related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We derived the statement of operations data for the fiscal years ended December 31, 2012 and 2013 from our audited financial statements appearing elsewhere in this prospectus. We derived the statement of operations data for the three months ended March 31, 2013 and 2014 and balance sheet data as of March 31, 2014 from our unaudited financial statements appearing elsewhere in this prospectus.

	Years Ended December 31,				Three Months Ended March 31,
	2012		2013		2013		2014
					(unaudited)
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Revenue		$39		$761		$77		$349
Cost of sales		734		2,186		233		847

Gross loss		(695)		(1,425)		(155)		(498)
Operating expenses:
Research and development		3,706		3,346		967		814
Selling and marketing		1,165		2,619		588		634
General and administrative		1,075		1,867		495		606
Loss (gain) on sale of assets		28		23		16		(8)

Total operating expenses		5,975		7,854		2,067		2,046

Loss from operations		(6,670)		(9,280)		(2,222)		(2,544)

Other expense, net		600		280		9		192

Net loss before provision for income taxes		(7,270)		(9,560)		(2,231)		(2,736)
Provision for income taxes		-		1		-		(6)

Net loss		$(7,270)		$(9,561)		(2,231)		(2,742)

Cumulative preferred stock dividend (undeclared) (1)		(967)		(2,533)		(557)		(1,299)

Net loss attributable to common stockholders		(8,237)		(12,095)		(2,788)		(4,041)

Net loss per share attributable to common stockholders, basic and diluted (1)		$(0.36)		$(0.52)		$(0.12)		$(0.17)

Shares used to calculate net loss attributable to common stockholders, basic and diluted (2)		23,118,715		23,118,715		23,118,715		23,118,715

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (2)	$		$		$		$

Weighted-average shares used to calculate pro forma net loss per share attributable to common stockholders (unaudited), basic and diluted (2)

(1)	For calculation of net loss per share only.
(2)	See Note 2 to our audited and unaudited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31, 2014

	2012	2013	Actual (1)	Pro Forma (2)	Pro Forma as Adjusted (3)
	(in thousands)		(unaudited) (in thousands)
Balance Sheet Data:
Cash	$1,143	$1,211	$149	$	$
Working capital (deficit)	3,402	(431)	(3,002)
Total assets	6,589	5,848	5,056
Debt, including current portion	155	2,649	3,311
Convertible preferred stock	28,311	34,052	34,419
Total stockholders’ deficit	$(23,093)	$(32,543)	$(35,269)	$	$

(1)	Excludes the $2,762,724 Series D Preferred Stock Offering, net of offering expenses, which closed in June 2014.

(2)	Pro forma balance sheet data give effect to net proceeds of $2,762,724 from the sale of 121,566,560 shares of Series D Preferred Stock issued from April 2014 to June 2014 and the automatic conversion of all outstanding shares of preferred stock into an aggregate of 571,186,406 shares of common stock upon the completion of this offering.

(3)	The pro forma as adjusted balance sheet data above reflects the issuance of shares of our common stock upon the completion of this offering at an assumed initial public offering price of $ per share (the mid-point of the price range on the front cover of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before you invest in our securities, you should give careful consideration to the following risk factors, in addition to the other information included in this prospectus, including our financial statements and related notes, before deciding whether to invest in our securities. The occurrence of any of the adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited commercial history upon which to base our prospects, have not generated profits and do not expect to generate profits for the foreseeable future. We may never achieve or sustain profitability.   We began operations in January 2005, and we have a limited operating history. We have not earned significant revenue to date and do not expect to earn significant revenue in the near future. Potential investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of developing new diagnostic tests, establishing or entering new markets, organizing operations and marketing procedures. The likelihood of our success must be considered in light of these risks, expenses, complications and delays, and the competitive environment in which we operate. There is, therefore, nothing at this time upon which to base an assumption that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the start-up nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Any investment in our company is therefore highly speculative and could result in the loss of your entire investment.

Our near-term success is dependent upon our ability to expand our customer base.   Our current customer base is composed of hospitals and testing laboratories that use our C. diff test. Our success will depend, in part, upon our ability to expand our customer base. Attracting new customers requires substantial time and expense. Any failure to expand our existing customer base would adversely affect our operating results. Many factors could affect the market acceptance and commercial success of our diagnostic tests, including:

•	our ability to convince our potential customers of the advantages and economic value of our analyzers and tests over competing technologies and diagnostic tests;

•	the breadth of our test menu relative to competitors;

•	changes to policies, procedures or currently accepted best practices in clinical diagnostic testing;

•	the extent and success of our marketing and sales efforts;

•	our ability to manufacture analyzers for use by potential customers during the sales evaluation phase; and

•	our ability to manufacture our commercial diagnostic tests and meet demand in a timely fashion.

If we cannot successfully develop, obtain regulatory approvals for and commercialize new diagnostic tests, our financial results will be harmed and our ability to compete will be harmed.   Our financial performance depends in part upon our ability to successfully develop and market new tests in a rapidly changing technological and economic environment. If we fail to successfully introduce new diagnostic tests, we could lose customers and market share. We could also lose market share if our competitors introduce new diagnostic tests or technologies that render our diagnostic tests less competitive or obsolete. In addition, delays in the introduction of new diagnostic tests due to regulatory, developmental or other obstacles could negatively impact our revenue and market share, as well as our earnings. Factors that can influence our ability to introduce new diagnostic tests, the timing associated with new product approvals and commercial success of these diagnostic tests include:

•	the scope of and progress made in our research and development activities;

•	our ability to successfully initiate and complete clinical trial studies;

•	timely expansion of our menu of tests;

•	the results of clinical trials needed to support any regulatory approvals of our tests;

•	our ability to obtain requisite FDA or other regulatory clearances or approvals for our tests under development on a timely basis;

•	demand for the new diagnostic tests we introduce;

•	product offerings from our competitors; and

•	the functionality of new diagnostic tests that address market requirements and customer demands.

We are subject to many laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.   Our diagnostic tests are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our diagnostic tests. In the clinical market, our diagnostic tests are regulated by the FDA and comparable agencies of other countries. In particular, FDA regulations govern activities such as product development, product testing, product labeling, product storage, premarket clearance or approval, manufacturing, advertising, promotion, product sales, reporting of certain product failures and distribution. Our diagnostic tests will require 510(k) clearance from the FDA prior to marketing, which typically takes from three to four months from submission but can take longer. Clinical trials are required to support a 510(k) submission.

We may be unable to obtain marketing clearance for our additional diagnostic tests. If such approval is obtained, it may:

•	take a significant amount of time;

•	require the expenditure of substantial resources;

•	involve stringent clinical and pre-clinical testing;

•	involve modifications, repairs, or replacements of our diagnostic tests; and/or

•	result in limitations on the proposed uses of our diagnostic tests.

Our facilities are subject to periodic inspection by the FDA and foreign regulatory agencies, among other things, conformance to the FDA’s Quality System Regulation and current Good Manufacturing Practice requirements, as well as applicable foreign or international standards. The results of these inspections can include inspectional observations, which are recorded on FDA Form 483, regarding potential violations of the Food, Drug and Cosmetic Act and related laws, warning letters, or other forms of enforcement.

Since 2009, the FDA has significantly increased its oversight of companies subject to its regulations, including medical device companies, by hiring new investigators and stepping up inspections of manufacturing facilities. The FDA has recently also significantly increased the number of warning letters issued to companies. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, refuse to grant pending pre-market approval applications or require certificates of foreign governments for exports, and/or require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions on a company-wide basis, enjoin and restrain certain violations of applicable law pertaining to medical devices and assess civil or criminal penalties against our officers, employees or us. The FDA may also recommend prosecution to the Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our diagnostic tests.

Foreign governmental regulations have become increasingly stringent and more common, and we may become subject to more rigorous regulation by foreign governmental authorities in the future. Penalties for a company’s non-compliance with foreign governmental regulation could be severe, including revocation or suspension of a company’s business license and criminal sanctions. Any domestic or foreign governmental law or regulation imposed in the future may have a material adverse effect on us.

On February 27, 2013, the FDA issued a Form-483 after inspecting our manufacturing facility in Salt Lake City, Utah. The Form-483 included 17 observations of non-compliance with FDA’s requirements. We took corrective actions to address all 17 observations, including revising manufacturing and quality procedures, training personnel, and creating new manufacturing facilities, and informed the FDA that all observations had been resolved in a final update letter on February 7, 2014.

Our current and potential customers in the United States and elsewhere may also be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

The life sciences industry is highly competitive and subject to rapid technological change. If our competitors and potential competitors develop superior diagnostic tests and technologies, our competitive position and results of operations would suffer. We face intense competition from a number of companies that offer diagnostic tests in our target markets, many of which have substantially greater financial resources and larger, more established marketing, sales and service organizations than we do. The life sciences industry is characterized by rapid and continuous technological innovation. We may need to develop new technologies for our diagnostic tests to remain competitive. One or more of our current or future competitors could render our present or future diagnostic tests obsolete or uneconomical by technological advances. We may also encounter other problems in the process of delivering new diagnostic tests to the marketplace, such as problems related to design, development or manufacturing of such diagnostic tests, and as a result we may be unsuccessful in selling such diagnostic tests. Our future success depends on our ability to compete effectively against current technologies, as well as to respond effectively to technological advances by developing and marketing diagnostic tests that are competitive in the continually changing technological landscape.

If our diagnostic tests do not perform as expected or the reliability of the technology on which our diagnostic tests are based is questioned, we could experience delayed or reduced market acceptance of our diagnostic tests, increased costs and damage to our reputation.   Our success depends on the market’s confidence that we can provide reliable, high-quality diagnostic testing analyzers and diagnostic test cartridges. We believe that customers in our target markets are likely to be particularly sensitive to product defects and errors. Our reputation and the public image of our diagnostic tests or technologies may be impaired if our diagnostic tests fail to perform as expected or our diagnostic tests are perceived as difficult to use. Despite quality control testing, defects or errors could occur in our diagnostic tests or technologies.

In the future, if our diagnostic tests experience a material defect or error, this could result in loss or delay of revenues, delayed market acceptance, damaged reputation, diversion of development resources, legal claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. Such defects or errors could also prompt us to amend certain warning labels or narrow the scope of the use of our diagnostic tests, either of which could hinder our success in the market. Even after any underlying concerns or problems are resolved, any widespread concerns regarding our technology or any manufacturing defects or performance errors in our diagnostic tests could result in lost revenue, delayed market acceptance, damaged reputation, increased service and warranty costs and claims against us.

If our international distributor relationships are not successful, our ability to market and sell our diagnostic tests will be harmed and our financial performance will be adversely affected.   Outside of the United States, we depend on relationships with distributors for the marketing and sales of our diagnostic tests in various geographic regions, and we have a limited ability to influence their efforts. Relying on distributors for our sales and marketing could harm our business for various reasons, including:

•	agreements with distributors may terminate prematurely due to disagreements or may result in litigation between the partners;

•	our distributors may not devote sufficient resources to the sale of diagnostic tests;

•	our distributors may be unsuccessful in marketing our diagnostic tests; and

•	we may not be able to negotiate future distributor agreements on acceptable terms.

If we become subject to claims relating to improper handling, storage or disposal of hazardous materials, we could incur significant cost and time to comply.   Our research and development processes involve the controlled storage, use and disposal of hazardous materials, including biological hazardous materials. We are subject to foreign, federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. We may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act in the United States. OSHA or the EPA may adopt additional regulations in the future that may affect our research and development programs.

The risk of accidental contamination or injury from hazardous materials cannot be eliminated completely. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our workers’ compensation insurance. We may not be able to maintain insurance on acceptable terms, if at all.

Our diagnostic tests have not been manufactured on a high volume scale and are subject to unforeseen scale-up risks.   While we have developed a process to manufacture diagnostic tests for our current volume of sales, there can be no assurance that we can manufacture our diagnostic tests at a scale that is adequate for our future commercial needs. We may face significant or unforeseen difficulties in manufacturing our diagnostic tests, including but not limited to:

•	technical issues relating to manufacturing components of our diagnostic tests on a high volume commercial scale at reasonable cost, and in a reasonable time frame;

•	difficulty meeting demand or timing requirements for orders due to excessive costs or lack of capacity for part or all of an operation or process;

•	lack of skilled labor or unexpected increases in labor costs needed to produce or maintain our analyzers or perform certain required operations;

•	changes in government regulations or in quality or other requirements that lead to additional manufacturing costs or an inability to supply product in a timely manner, if at all; and

•	increases in raw material or component supply cost or an inability to obtain supplies of certain critical supplies needed to complete our manufacturing processes.

These and other difficulties may only become apparent when scaling up to the manufacturing process of our diagnostic tests to a more substantive commercial scale. In the event our diagnostic tests cannot be manufactured in sufficient commercial quantities or manufacturing is delayed, our future prospects could be significantly impacted and our financial prospects would be materially harmed.

We or our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.   We may encounter unforeseen situations in the manufacturing of our diagnostic test that could result in delays or shortfalls in our production. Our suppliers may also face similar delays or shortfalls. In addition, our or our suppliers’ production processes may have to change to accommodate any significant future expansion of our manufacturing capacity, which may increase our or our suppliers’ manufacturing costs, delay production of our diagnostic tests, reduce our product gross margin and adversely impact our business. If we are unable to keep up with demand for our diagnostic tests by successfully manufacturing and shipping our diagnostic tests in a timely manner, our revenue could be impaired, market acceptance for our diagnostic tests could be adversely affected and our customers might instead purchase our competitors’ diagnostic tests. In addition, developing manufacturing procedures for new diagnostic tests may require developing specific production processes for those diagnostic tests. Developing such processes could be time consuming and any unexpected difficulty in doing so can delay the introduction of a product.

We expect to rely on third parties to conduct studies of our diagnostic tests that will be required by the FDA or other regulatory authorities and those third parties may not perform satisfactorily.   We do not have the ability to independently conduct the field trial studies or other studies that may be required to obtain FDA and other regulatory clearances or approvals for our diagnostic tests. Accordingly, we expect to rely on third parties, such as independent testing laboratories and hospitals, to conduct such studies. Our reliance on these third parties will reduce our control over these activities. These third-party contractors may not complete activities on schedule or conduct studies in accordance with regulatory requirements or our study design. We cannot control whether they devote sufficient time, skill and resources to our studies. Our reliance on third parties that we do not control will not relieve us of any applicable requirement to prepare, and ensure compliance with, various procedures required under good clinical practices. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for additional diagnostic tests.

Product liability claims could adversely impact our financial condition and our earnings and impair our reputation.   Our business exposes us to potential product liability risks that are inherent in the design, manufacture and marketing of medical devices. Device failures, manufacturing defects, design flaws, or inadequate disclosure of product-related risks or product-related information with respect to our diagnostic tests could result in an unsafe condition, injury to, or death of, a patient. The occurrence of such a problem could result in product liability claims or a recall of, or safety alert relating to, one or more of our diagnostic tests. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers for our diagnostic tests.

Health care policy changes, including U.S. health care reform legislation signed in 2010, may have a material adverse effect on us.   In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 was signed into law. The legislation imposes significant new taxes on medical device makers. This significant increase in the tax burden on our industry could have a material, negative impact on our results of operations and our cash flows. Other elements of this legislation, such as comparative effectiveness research, an independent payment advisory board, payment system reforms, including shared savings pilots, and other provisions, could meaningfully change the way health care is developed and delivered, and may materially impact numerous aspects of our business.

Consolidation in the health care industry could have an adverse effect on our revenues and results of operations.   Many health care industry companies, including health care systems, are consolidating to create new companies with greater market power. As the health care industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for diagnostic tests. If we are forced to reduce our prices because of consolidation in the health care industry, our projected revenues would decrease and our earnings, financial condition, and/or cash flows would suffer.

We may need to raise additional capital, which may not be available on favorable terms, if at all, and which may cause dilution to stockholders, restrict our operations or adversely affect our ability to operate our business.   We will need to raise additional funds through public or private debt or equity financing or through other means. We may be unable to obtain additional financing on favorable terms, or at all, and any additional financings could result in additional dilution to our then existing stockholders or restrict our operations or adversely affect our ability to operate our business. If we are unable to obtain needed financing on acceptable terms, we may not be able to implement our business plan, which could have a material adverse effect on our business, financial condition and results of operations. We may not be able to meet our business objectives, our equity value may decrease and investors may lose some or all of their investment. If we raise funds by issuing equity securities, the percentage ownership of our then stockholders will be reduced. If we raise funds by issuing debt, the ability of our stockholders to receive earnings or distributions may be adversely affected and we may be subject to additional covenants and restrictions.

Our ability to compete depends on our ability to attract and retain talented employees.   Our future success depends on our ability to identify, attract, train, integrate and retain highly qualified technical, development, sales and marketing, managerial and administrative personnel. Competition for highly skilled individuals is extremely intense and we face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. If we fail to identify, attract, train, integrate and retain highly qualified and motivated personnel, our reputation could suffer and our business, financial condition and results of operations could be adversely affected.

Our future success also depends on the continued service and performance of our senior management team. The replacement of members of our senior management team likely would involve significant time and costs, and the loss of any these individuals may delay or prevent the achievement of our business objectives.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on our financial condition and results of operations.   We are subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. Changes in existing tax laws, treaties, regulations or policies or the interpretation or enforcement thereof, or the enactment or adoption of new tax laws, treaties, regulations or policies could materially impact our effective tax rate.

If we do not achieve, sustain or successfully manage our anticipated growth, our business and prospects will be harmed.   If we are unable to obtain or sustain adequate revenue growth, our financial results could suffer. Furthermore, significant growth will place strains on our management and our operational and financial systems and processes and our operating costs may escalate even faster than planned. If we cannot effectively manage our expanding operations and our costs, we may not be able to grow effectively or we may grow at a slower pace. Additionally, if we do not successfully forecast the timing of regulatory authorization for our additional tests, marketing and subsequent demand for our diagnostic tests or manage our anticipated expenses accordingly, our operating results will be harmed.

Our revenue, results of operations and cash flows may suffer upon the loss of a significant customer.   We have a few large customers that generate a significant amount of our revenue. Our two largest customers accounted for 10.4% and 13.4% of our revenue for the year ended December 31, 2013. The loss of any significant customer or a significant reduction in the amount of product ordered by any such customer would adversely affect our revenue, results of operations, and cash flows.

Other companies or institutions have commercial diagnostic tests or may develop and market novel or improved methods for infectious disease diagnostic testing, which may make our diagnostic platform less competitive or obsolete.   The market for diagnostic testing is large and established, and our competitors may possess significantly greater financial resources and have larger development and commercialization capabilities than we do. We may be unable to compete effectively against these competitors either because their diagnostic platforms are superior or because they may have more expertise, experience, financial resources or stronger business relationships.

Demand for our diagnostic tests depends in part on the operating budgets and hospital-acquired infection rates of our customers, a reduction in which could limit demand for our diagnostic tests and adversely affect our business.   In the near term, we expect that our revenue will be derived primarily from sales of our C. diff diagnostic test to hospitals and independent testing laboratories. The demand for our diagnostic tests will depend in part upon the prevalence of C. diff at the hospitals of these customers and impacted by other factors beyond our control, such as:

•	global macroeconomic conditions;

•	total bed days;

•	changes in the regulatory environment;

•	differences in budgetary cycles;

•	market-driven pressures to consolidate operations and reduce costs; and

•	market acceptance of new technologies.

Our operating results may fluctuate due to reductions and delays in expenditures by our customers. Any decrease in our customers’ budgets or expenditures, or in the size, scope or frequency of operating expenditures, could materially and adversely affect our business, operating results and financial condition.

New technologies, techniques or diagnostic tests could emerge that might offer better combinations of price and performance than our current or future diagnostic tests and analyzers.   It is critical to our success that we anticipate changes in technology and customer requirements and to successfully introduce, on a timely and cost-effective basis, new, enhanced and competitive technologies that meet the needs of current and prospective customers. If we do not successfully innovate and introduce new technology into our product lines or manage the transitions to new product offerings, our revenues, results of operations and business will be adversely impacted.

Competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved diagnostic tests and as new companies enter the market with new technologies.

We are dependent on single source suppliers for some of the components and materials used in our diagnostic tests, and supply chain interruptions could negatively impact our operations and financial performance.   Our diagnostic tests are manufactured by us and we obtain supplies from a limited number of suppliers. In some cases, critical components required to manufacture our diagnostic tests may only be available from a sole supplier or limited number of suppliers, any of whom would be difficult to replace. The supply of any of our manufacturing materials may be interrupted because of poor vendor performance or other events outside our control, which may require us, among other things, to identify alternate vendors and result in lost sales and increased expenses. Even if the manufacturing materials that we source are available from other parties, the time and effort involved in validating the new supplies and obtaining any necessary regulatory approvals for substitutes could impede our ability to replace such components in a timely manner or at all.

Risks Relating to Our Financial Position and Need for Additional Capital

We expect that we will need additional funding to expand our commercialization efforts for our C. diff diagnostic test and other new diagnostic tests.   Molecular diagnostic test development, which includes research and development, pre-clinical and human clinical trials, is a time-consuming and expensive process that takes years to complete. We expect that our expenses will increase substantially as we move new diagnostic tests through human clinical trials, seek regulatory approvals, and pursue development of additional innovations. If we obtain marketing approval for the diagnostic tests that we develop, license, or acquire, we expect to incur significant commercialization expenses related to regulatory compliance requirements, sales and marketing, manufacturing and distribution. Our net loss for the three months ended March 31, 2013 and 2014 was approximately $2.2 million and $2.7 million, respectively. As of March 31, 2014, we had an accumulated deficit of $45.0 million. As discussed in Note 3 to the audited financial statements and elsewhere in this prospectus, our recurring operating losses from operations and our need for additional sources of capital to fund our ongoing operations raise substantial doubt about our ability to continue as a going concern. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue our development and commercialization of our platform and seek regulatory approval for additional diagnostic tests. Accordingly, our ability to continue as a going concern depends on our ability to obtain additional financing to fund our operations and there can be no assurance that additional financing will be available to us or that such financing, if available, will be available on favorable terms. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

We expect that we will need additional funding to manufacturer analyzers to be used by potential customers during the sales evaluation phase.   Our customers evaluate the performance of products through the use of analyzers that we manufacturer. Our ability to grow our customer base depends upon our ability to obtain additional financing to fund the manufacturing of analyzers to deliver to such potential customers.

Our inability to raise capital on acceptable terms in the future may cause us to delay, diminish, or curtail certain operational activities, including research and development activities, clinical trials, sales and marketing, and other operations, in order to reduce costs and sustain the business, and such inability would have a material adverse effect on our business and financial condition.   We expect capital outlays and operating expenditures to increase over the next several years as we work to expand our commercial activities, expand our development activities, conduct clinical trials, expand manufacturing operations and expand our infrastructure. We may need to raise additional capital to, among other things:

•	fund clinical trials and preclinical trials for our diagnostic tests as requested or required by regulatory agencies;

•	sustain commercialization of our C. diff diagnostic test and other new diagnostic tests;

•	expand and automate our manufacturing capabilities;

•	increase our sales and marketing efforts to drive market adoption and address competitive developments;

•	finance capital expenditures and our general and administrative expenses;

•	develop new diagnostic tests;

•	maintain, expand and protect our intellectual property portfolio;

•	add operational, financial and management information systems; and

•	hire additional research and development, quality control, scientific, and general and administrative personnel.

Our present and future funding requirements will depend on many factors, including but not limited to:

•	the progress and timing of our clinical trials;

•	the level of research and development investment required to maintain and improve our technology position;

•	cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, if any;

•	our efforts to acquire or license complementary technologies or acquire complementary businesses;

•	changes in product development plans needed to address any difficulties in commercialization or changing market conditions;

•	competing technological and market developments;

•	changes in regulatory policies or laws that may affect our operations; and

•	changes in physician acceptance or medical society recommendations that may affect commercial efforts.

We may not be able to continue to operate as a going concern.   Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements. We may be unable to continue to operate without the threat of liquidation for the foreseeable future.

Raising additional capital may cause dilution to our existing stockholders, including purchasers of common stock, and restrict our operations or require us to relinquish certain intellectual property rights.   We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, licensing arrangements and grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing stockholders may be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt and receivables financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing stockholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. A failure to obtain adequate funds may cause us to curtail certain operational activities, including research and development, regulatory trials, sales and marketing, and manufacturing operations, in order to reduce costs and sustain the business, and would have a material adverse effect on our business and financial condition.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively. Our management will have broad discretion in the application of the net proceeds from this initial public offering, including for any of the purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment in our securities or enhance shareholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance shareholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our diagnostic tests, or continue our operations.

Market and economic conditions may negatively impact our business, financial condition and share price. Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans. In addition, there is a risk that one or more of our current and future service providers, manufacturers, suppliers, hospitals and other medical facilities, our third party payors, and other partners could be negatively affected by these difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives.

Our ability to use our net operating loss carryforwards may be limited.   As of December 31, 2013, we had federal income tax net operating loss, or NOL, carryforwards of approximately $37.8 million and state income tax NOL carryforwards of approximately $26.3 million. These NOL carryforwards, if not previously used, will begin to expire in 2023. We do not believe that we have experienced any previous shifts in our stock ownership within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, that currently subject our NOL carryforwards to an annual limitation; however, future shifts in our stock ownership within the meaning of Section 382 of the Code may subject our NOL carryforwards to an annual limitation. As a result, if we earn net taxable income in the future, the limitations on our ability to use our NOL carryforwards to reduce U.S. federal and state tax liabilities could potentially result in increased future tax liability to us.

We have not performed an evaluation of our internal control over financial reporting.   Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. In connection with our audit for year end of December 31, 2013, our independent registered public accounting firm noted material weaknesses in our internal control over financial reporting. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements.

Risks Related to Intellectual Property

The extent to which we can protect our diagnostic tests and technologies through intellectual property rights that we own, acquire or license is uncertain.   We employ a variety of proprietary and patented technologies and methods in connection with the diagnostic tests we sell or are developing. We license some of these technologies from third parties. We cannot provide any assurance that the intellectual property rights that we own or license provide effective protection from competitive threats or that we would prevail in any litigation in which our intellectual property rights are challenged. In addition, we may not be successful in obtaining new proprietary or patented technologies or methods in the future, whether through acquiring ownership or through licenses from third parties.

Our currently pending or future patent applications may not result in issued patents, and we cannot predict how long it may take for a patent to issue on any of our pending patent applications, assuming a patent does issue.   Other parties may challenge patents issued or exclusively licensed to us, or courts or administrative agencies will hold our patents or the patents we license on an exclusive basis to be valid and enforceable. We may not be successful in defending challenges made against our patents and other intellectual property rights. Any third-party challenge to any of our patents could result in the unenforceability or invalidity of some or all of the claims of such patents and could be time consuming and expensive.

The extent to which the patent rights of life sciences companies effectively protect their diagnostic tests and technologies is often highly uncertain and involves complex legal and factual questions for which important legal principles remain unresolved.   No consistent policy regarding the proper scope of allowable claims of patents held by life sciences companies has emerged to date in the United States. Various courts, including the U.S. Supreme Court, have rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to diagnostic tests or genomic diagnostic testing. These decisions generally stand for the proposition that inventions that recite laws of nature are not themselves patentable unless they have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize a law of nature itself. What constitutes a “sufficient” additional feature for this purpose is uncertain. While we do not generally rely on gene sequence patents, this evolving case law in the United States may adversely impact our ability to obtain new patents and may facilitate third-party challenges to our existing owned and exclusively licensed patents.

We cannot predict the breadth of claims that may be allowed or enforced in patents we own or in those to which we have exclusive license rights. For example:

•	the inventor(s) named in one or more of our patents or patent applications might not have been the first to have made the relevant invention;

•	the inventor (or his assignee) might not have been the first to file a patent application for the claimed invention;

•	others may independently develop similar or alternative diagnostic tests and technologies or may successfully replicate our product and technologies;

•	it is possible that the patents we own or in which have exclusive license rights may not provide us with any competitive advantages or may be challenged by third parties and found to be invalid or unenforceable;

•	any patents we obtain or exclusively license may expire before, or within a limited time period after, the diagnostic tests and services relating to such patents are commercialized;

•	we may not develop or acquire additional proprietary diagnostic tests and technologies that are patentable; and

•	others may acquire patents that could be asserted against us in a manner that could have an adverse effect on our business.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property rights.   On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The U.S. Patent and Trademark Office, or USPTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, including the first-to-file provisions in particular, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned and licensed patent applications and the enforcement or defense of issued patents that we own or license, all of which could have a material adverse effect on our business and financial condition.

Patent applications in the United States and many foreign jurisdictions are not published until at least eighteen months after filing and it is possible for a patent application filed in the United States to be maintained in secrecy until a patent issues on the application. In addition, publications in the scientific literature often lag behind actual discoveries. We therefore cannot be certain that others have not filed patent applications that cover inventions that are the subject of pending applications that we own or exclusively license or that we were the first to invent the technology (if filed prior to the Leahy-Smith Act) or first to file (if filed after the Leahy-Smith Act). Our competitors may have filed, and may in the future file, patent applications covering technology that is similar to or the same as our technology. Any such patent application may have priority over patent applications that we own and, if a patent issues on such patent application, we could be required to obtain a license to such patent in order to carry on our business. If another party has filed a U.S. patent application covering an invention that is similar to, or the same as, an invention that we own, we may have to participate in an interference or other proceeding in the USPTO or a court to determine priority of invention in the United States, for applications and patents made prior to the enactment of the Leahy-Smith Act. For applications and patents made following the enactment of the Leahy-Smith Act, we may have to participate in a derivation proceeding to resolve disputes relating to inventorship. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in our inability to obtain or retain any U.S. patent rights with respect to such invention.

In addition, the laws of foreign jurisdictions may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. Moreover, the USPTO might require that the term of a patent issuing from a pending patent application be disclaimed and limited to the term of another patent that is commonly owned or names a common inventor. As a result, the issuance, scope, validity, term, enforceability and commercial value of our patent rights are highly uncertain.

The patent prosecution process is expensive and time-consuming, is highly uncertain and involves complex legal and factual questions. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and product candidates. We seek to protect our proprietary position by filing in the United States and in certain foreign jurisdictions patent applications related to our novel technologies and product candidates that are important to our business.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. In addition, we may not pursue or obtain patent protection in all major markets. Moreover, in some circumstances, we may not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. In some circumstances, our licensors may have the right to enforce the licensed patents without our involvement or consent, or to decide not to enforce or to allow us to enforce the licensed patents. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If any of our licensors fail to maintain such patents, or lose rights to those patents, the rights that we have licensed may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected.

Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. In particular, during prosecution of any patent application, the issuance of any patents based on the application may depend upon our ability to generate additional nonclinical or clinical data that support the patentability of our proposed claims. We may not be able to generate sufficient additional data on a timely basis, or at all. Moreover, changes in either the patent laws or interpretation of the patent laws in the United States or other countries may diminish the value of our patents or narrow the scope of our patent protection.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission or proceeding could reduce the scope of, or invalidate, our patent rights; allow third parties to commercialize our technology or products and compete directly with us, without payment to us; or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned and licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Obtaining and maintaining our patent protection depends upon compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.   The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent prosecution process and following the issuance of a patent. There are situations in which noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case if our patent were in force.

Our intellectual property rights may not be sufficient to protect our competitive position and to prevent others from manufacturing, using or selling competing diagnostic tests.   The scope of our owned and exclusively licensed intellectual property rights may not be sufficient to prevent others from manufacturing, using or selling competing diagnostic tests. Competitors could purchase our product and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies and thereby avoid infringing our intellectual property rights. If our intellectual property is not sufficient to effectively prevent our competitors from developing and selling similar diagnostic tests, our competitive position and our business could be adversely affected.

Our platform depends on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from manufacturing our diagnostic tests.   We rely on licenses to various proprietary technologies that are material to our business, including the development of certain future diagnostic tests. We have entered into non-exclusive licenses with Biohelix, a subsidiary of Quidel Corporation and a license with Integrated DNA Technologies that has certain exclusive and non-exclusive fields. Our rights to use these technologies will be subject to the continuation of and our compliance with the terms of those licenses.

We may become involved in disputes relating to our intellectual property rights, and may need to resort to litigation in order to defend and enforce our intellectual property rights.   Extensive litigation regarding patents and other intellectual property rights has been common in the medical diagnostic testing industry. Litigation may be necessary to assert infringement claims, protect trade secrets or know-how and determine the enforceability, scope and validity of certain proprietary rights. Litigation may even be necessary to resolve disputes of inventorship or ownership of proprietary rights. The defense and prosecution of intellectual property lawsuits, USPTO interference or derivation proceedings and related legal and administrative proceedings (e.g., a re-examination) in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time consuming to pursue, and their outcome is uncertain.

Even if we prevail in such a proceeding in which we assert our intellectual property rights against third parties, the remedy we obtain may not be commercially meaningful or adequately compensate us for any damages we may have suffered. If we do not prevail in such a proceeding, our patents could potentially be declared to be invalid, unenforceable or narrowed in scope, or we could otherwise lose valuable intellectual property rights. Similar proceedings involving the intellectual property we exclusively license could also have an impact on our business. Further, if any of our other owned or exclusively licensed patents are declared invalid, unenforceable or narrowed in scope, our competitive position could be adversely affected.

We could face claims that our activities or the manufacture, use or sale of our diagnostic tests infringe the intellectual property rights of others, which could cause us to pay damages or licensing fees and limit our ability to sell some or all of our diagnostic tests and services.   Our research, development and commercialization activities may infringe or be claimed to infringe patents or other intellectual property rights owned by other parties of which we may be unaware because the relevant patent applications may have been filed but not yet published. Certain of our competitors and other companies have substantial patent portfolios, and may attempt to use patent litigation as a means to obtain a competitive advantage or to extract licensing revenue. In addition to patent infringement claims, we may also be subject to other claims relating to the violation of intellectual property rights, such as claims that we have misappropriated trade secrets or infringed third party trademarks. The risks of being involved in such litigation may also increase as we gain greater visibility as a public company and as we gain commercial acceptance of our diagnostic tests and move into new markets and applications for our diagnostic tests.

Regardless of merit or outcome, our involvement in any litigation, interference or other administrative proceedings could cause us to incur substantial expense and could significantly divert the efforts of our technical and management personnel. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our share price to decline. An adverse determination, or any actions we take or agreements we enter into in order to resolve or avoid disputes, may subject us to the loss of our proprietary position or to significant liabilities, or require us to seek licenses that may include substantial cost and ongoing royalties. Licenses may not be available from third parties, or may not be obtainable on satisfactory terms. An adverse determination or a failure to obtain necessary licenses may restrict or prevent us from manufacturing and selling our diagnostic tests and offering our services. These outcomes could materially harm our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property outside of the United States.   The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to medical devices, diagnostic testing and biotechnology, which could make it difficult for us to stop the infringement of our patents and for licensors, if they were to seek to do so, to stop infringement of patents that are licensed to us. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Additionally, prosecuting and maintaining intellectual property (particularly patent) rights are very costly endeavors, and for these and other reasons we may not pursue or obtain patent protection in all major markets. We do not know whether legal and government fees will increase substantially and therefore are unable to predict whether cost may factor into our global intellectual property strategy.

In addition to the risks associated with patent rights, the laws in some foreign jurisdictions may not provide protection for our trade secrets and other intellectual property. If our trade secrets or other intellectual property are misappropriated in foreign jurisdictions, we may be without adequate remedies to address these issues. Additionally, we also rely on confidentiality and assignment of invention agreements to protect our intellectual property in foreign jurisdictions. These agreements may provide for contractual remedies in the event of misappropriation, but we do not know to what extent, if any, these agreements and any remedies for their breach, will be enforced by a foreign court. In the event our intellectual property is misappropriated or infringed upon and an adequate remedy is not available, our future prospects will likely diminish. The sale of diagnostic tests that infringe our intellectual property rights, particularly if such diagnostic tests are offered at a lower cost, could negatively impact our ability to achieve commercial success and may materially and adversely harm our business.

Our failure to secure trademark registrations could adversely affect our business and our ability to market our diagnostic tests and product candidates.   Our trademark applications in the United States and any other jurisdictions where we may file may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in corresponding foreign agencies, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our applications and/or registrations, and our applications and/or registrations may not survive such proceedings. Failure to secure such trademark registrations in the United States and in foreign jurisdictions could adversely affect our business and our ability to market our diagnostic tests and product candidates.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information, or the misappropriation of the intellectual property we regard as our own.   We rely on trade secrets to protect our proprietary know how and technological advances, particularly where we do not believe patent protection is appropriate or obtainable. Nevertheless, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, third party contractors, third party collaborators and other advisors to protect our trade secrets and other proprietary information. These agreements generally require that the other party to the agreement keep confidential and not disclose to third parties all confidential information developed by us or made known to the other party by us during the course of the other party’s relationship with us. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to seek to pursue a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. Further, courts outside the United States may be less willing to protect trade secrets. In addition, others may independently discover our trade secrets and proprietary information and therefore be free to use such trade secrets and proprietary information. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. In addition, our trade secrets and proprietary information may be misappropriated as a result of breaches of our electronic or physical security systems in which case we may have no legal recourse. Failure to obtain, or maintain, trade secret protection could enable competitors to use our proprietary information to develop diagnostic tests that compete with our diagnostic tests or cause additional, material adverse effects upon our competitive business position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.   As is common in our industry, we employ individuals who were previously employed at other companies in our industry or in related industries, including our competitors or potential competitors. We may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Owning our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.   Prior to the completion of this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations among us and the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common stock as consideration.

The price of our common stock may fluctuate substantially.   You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this prospectus, are:

•	sales of our common stock by our stockholders, executives, and directors;

•	volatility and limitations in trading volumes of our shares of common stock;

•	fluctuations in our results of operations;

•	our ability to enter new markets;

•	actual or un-anticipated fluctuations in our annual and quarterly financial results;

•	our ability to obtain financings to continue and expand our commercial activities, expand our manufacturing operations, conduct and complete research and development activities including, but not limited to, our human clinical trials, and other business activities;

•	our ability to secure resources and the necessary personnel to continue and expand our commercial activities, develop additional diagnostic tests, conduct clinical trials and gain approval for our additional diagnostic tests on our desired schedule;

•	commencement, enrollment or results of our clinical trials of our diagnostic tests or any future clinical trials we may conduct;

•	changes in the development status of our diagnostic tests;

•	any delays or adverse developments or perceived adverse developments with respect to the FDA’s review of our planned clinical trials;

•	any delay in our submission for studies or test approvals or adverse regulatory decisions, including failure to receive regulatory approval for our diagnostic tests;

•	our announcements or our competitors’ announcements regarding new tests, enhancements, significant contracts, acquisitions or strategic investments;

•	unanticipated safety concerns related to our diagnostic tests;

•	failures to meet external expectations or management guidance;

•	changes in our capital structure or dividend policy, including as a result of future issuances of securities and sales of large blocks of common stock by our stockholders;

•	our cash position;

•	announcements and events surrounding financing efforts, including debt and equity securities;

•	our inability to enter into new markets or develop new diagnostic tests;

•	reputational issues;

•	competition from existing technologies and diagnostic tests or new technologies and diagnostic tests that may emerge;

•	announcements of acquisitions, partnerships, collaborations, joint ventures, new diagnostic tests, capital commitments, or other events by us or our competitors;

•	changes in general economic, political and market conditions in any of the regions in which we conduct our business;

•	changes in industry conditions or perceptions;

•	changes in valuations of similar companies or groups of companies;

•	analyst research reports, recommendations and changes in recommendations, price targets and withdrawals of coverage;

•	departures and additions of key personnel;

•	disputes and litigations related to intellectual properties, proprietary rights and contractual obligations;

•	changes in applicable laws, rules, regulations, or accounting practices and other dynamics;

•	release or expiry of lockup or other transfer restrictions on our outstanding common shares;

•	announcements or actions taken by our principal stockholders; and

•	other events or factors, many of which may be out of our control.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

You will incur immediate dilution as a result of this offering.   If you purchase common stock in this offering, you will pay more for your shares than the net tangible book value of your shares. As a result, you will incur immediate dilution of $         per share, representing the difference between the assumed initial public offering price of $         per share (the midpoint of the range on the cover of this prospectus) and our estimated net tangible book value per share as of             , 2014 of $        . Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.

Future sales and issuances of our common stock or rights to purchase common stock pursuant to our equity incentive plan could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.   We expect that significant additional capital will be needed in the future to continue our planned operations, including expanding research and development, funding clinical trials, purchasing of capital equipment, hiring new personnel, commercializing our diagnostic tests, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

There is no guarantee that our common stock will be listed on NASDAQ.   We will apply to list our shares of common stock trading on The NASDAQ Capital Market, or NASDAQ. Upon completion of this offering, we believe that we will satisfy the listing requirements and expect that our common stock will be listed on The NASDAQ Capital Market. Such listing, however, is not guaranteed. If the application is not approved, we will seek to have our common stock quoted on the Over-The-Counter Bulletin Board. Even if such listing is approved, there can be no assurance any broker will be interested in trading our common stock. Therefore, it may be difficult to sell any shares you purchase in this offering if you desire or need to sell them. Our lead underwriter, Dawson James Securities, Inc., is not obligated to make a market in our common stock, and even after making a market, can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our common stock will develop or, if developed, that the market will continue.

“Penny stock” rules may make buying or selling our securities difficult, which may make our stock less liquid and make it harder for investors to buy and sell our securities.   If our shares of common stock are not listed for trading by NASDAQ and begin to trade on an over-the-counter market such as the Over-the-Counter Bulletin Board or any quotation system maintained by OTC Markets, Inc., trading in our securities will be subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

NASDAQ may delist our common stock from its exchange, which could limit investors’ ability to make transactions in our common stock and subject us to additional trading restrictions.   Even after acceptance by NASDAQ, should we fail to satisfy the continued listing requirements of NASDAQ, such as the corporate governance requirements or the minimum closing bid price requirement, NASDAQ may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we would take actions to restore our compliance with NASDAQ’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with NASDAQ’s listing requirements.

If The NASDAQ Capital Market does not maintain the listing of our securities for trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;

•	a limited amount of news and analyst coverage for our company; and

•	decreased ability to issue additional securities or obtain additional financing in the future.

Therefore, it may be difficult to sell any shares you purchase in this offering if you desire or need to sell them. Our lead underwriter, Dawson James Securities, Inc., or Dawson James, is not obligated to make a market in our common stock, and even after making a market, can discontinue market making at any time without notice.

The underwriter, Dawson James Securities, Inc. and persons associated with Dawson James Securities, Inc. will benefit from the completion of this offering because they hold warrants to purchase our common stock. In connection with our private placement completed in June 2014 and as described elsewhere in this prospectus, Dawson James (including a sub-placement agent and other persons associated with Dawson James) were issued an aggregate of (i) warrants to purchase a total of 29,357,312 shares of our common stock at $0.0246 per share and (ii) warrants to purchase a total of 14,678,656 shares of our common stock at $0.001 per share. Subject to waiver rights by Dawson James and other terms and conditions of the lock-up agreements, the holders of these warrants do not have the right to exercise the warrants for 180 days after the effective date of the registration statement of which this prospectus forms a part. The underwriter and its associates will benefit from the completion of this offering because of their ownership of these warrants, particularly if the warrants are exercisable or if they are exercised when the exercise price of the warrants is less than the market price of our stock.

Financial reporting obligations of being a public company in the United States are expensive and time consuming, and may place significant demands on our management and other personnel.   The additional obligations of being a public company in the United States require significant expenditures and may place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the listing requirements of the stock exchange on which our securities are listed. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, despite recent reforms made possible by the JOBS Act (certain provisions of which we are taking advantage of), the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” Any changes that we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.   We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors. We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

We have elected to use the extended transition periods for complying with new or revised accounting standards. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transaction period provided in Section 7(a)(2)(B). As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We may be at risk of securities class action litigation.   We may be at risk of securities class action litigation. This risk is especially relevant for us due to our dependence on positive clinical trial outcomes and regulatory approvals of our diagnostic tests. In the past, life science companies have experienced significant stock price volatility, particularly when associated with binary events such as clinical trials and product approvals. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business and results in a decline in the market price of our common stock.

Our management will be required to devote substantial time to compliance initiatives.   As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a newly formed entity. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, referred to herein as the SEC, and NASDAQ, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

The dilutive effect of our warrants could have an adverse effect on the future market price of our ordinary shares or otherwise adversely affect the interests of our ordinary shareholders.   Based on outstanding warrants as of June 20, 2014, there will be outstanding warrants to purchase 361,612,132 of our common shares at an average exercise price of $0.018 per share upon completion of this offering. These warrants are likely to be exercised if the market price of our shares equals or exceeds the warrant exercise price. To the extent such warrants are exercised, additional shares will be issued, which would dilute the ownership of existing shareholders. Further, if the warrants are exercised at any time in the future at a price lower than the book value per share of our ordinary shares, existing shareholders could suffer dilution of their investment.

Provisions of our certificate of incorporation, our bylaws and Delaware law could make an acquisition of our Company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove the current members of our board and management.   Certain provisions of our certificate of incorporation and bylaws could discourage, delay or prevent a merger, acquisition or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove members of our Board of Directors. These provisions also could limit the price that investors might be willing to pay in the future for our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions:

•	establish a classified board of directors, such that not all members of the Board of Directors may be elected at one time;

•	authorize our Board of Directors to issue without stockholder approval up to shares of preferred stock, the rights of which will be determined at the discretion of the Board of Directors that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our Board of Directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting or by unanimous written consent;

•	establish advance notice requirements for stockholder nominations to our Board of Directors or for stockholder proposals that can be acted on at stockholder meetings;

•	limit who may call stockholder meetings; and

•	require the approval of the holders of of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our certificate of incorporation and bylaws.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of the voting rights on our common stock, from merging or combining with us for a prescribed period of time.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Prospectus Summary,” “Use of Proceeds,” “Risk Factors,” “Management Discussion and Analysis of Financial Condition and Result of Operations,” and “Business” sections. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words.

We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our expectation that for the foreseeable future, substantially all of our revenue will be derived from sales of our C. diff diagnostic test;

•	our ability to expand our sales and marketing capabilities to increase demand for C. diff and any other diagnostic tests we may develop and gain approval for;

•	our ability to develop additional revenue opportunities, including new diagnostic tests;

•	the timing of regulatory submissions;

•	our ability to maintain regulatory approval of our current diagnostic test and to obtain and maintain regulatory approval for any other diagnostic test we may develop;

•	approvals for clinical trials may be delayed or withheld by regulatory agencies;

•	pre-clinical and clinical studies may not be successful or confirm earlier results or may not meet expectations, regulatory requirements or performance thresholds for commercial success;

•	risks relating to the timing and costs of clinical trials and other expenses;

•	management and employee operations and execution risks;

•	loss of key personnel;

•	competition in the markets we serve;

•	our ability to manufacture our C. diff diagnostic test at sufficient volumes to meet customer needs;

•	our ability to reduce the cost to manufacture our C. diff diagnostic test;

•	risks related to market acceptance of diagnostic tests;

•	intellectual property risks;

•	assumptions regarding the size of the available market, benefits of our diagnostic tests, product pricing and timing of product launches;

•	our ability to fund our working capital requirements;

•	risks associated with the uncertainty of future financial results;

•	risks associated with this offering;

•	risks associated with raising additional capital when needed and at reasonable terms; and

•	risks associated with our reliance on third party suppliers and other organizations that provide goods and services to us.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward looking statements.

You should not rely upon forward looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward looking statements by these cautionary statements.

Industry and Market Data

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                      shares of our common stock in this offering will be approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $         million.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

We expect the net proceeds from this offering will allow us to fund our operations for up to          months following the closing of the offering, including the completion of our planned clinical trials and filing with the FDA for our Group B Strep and Staph ID/R diagnostic tests. We intend to use the net proceeds from this offering as follows:

(1)	approximately $ million for clinical development and regulatory filing of our portfolio of diagnostic tests for Group B Strep, Staph ID/R and other infectious diseases;
(2)	approximately $ million to increase our sales and marketing capabilities;
(3)	approximately $ million to manufacture analyzers for customers;
(4)	approximately $ million to begin to automate our manufacturing facility and increase manufacturing capacity; and
(5)	the remaining proceeds, if any, will be used for general corporate purposes, including working capital.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from clinical trials of additional trials and the continued market acceptance of our C. diff test. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding before we reach profitability.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Our future ability to pay cash dividends on our stock may also be limited by the terms of any future debt or preferred securities or future credit facility.

CAPITALIZATION

The following table sets forth our unaudited cash and capitalization as of June 20, 2014:

•	on an actual basis reflecting net proceeds of $2,762,724 from the sale of 121,566,560 shares of Series D Preferred Stock issued from April 2014 to June 2014;

•	on a pro forma basis to reflect (a) 571,186,406 shares of our common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into 548,067,691 shares of common stock; and (b) the filing of our amended and restated certificate of incorporation; and

•	on a pro forma as adjusted basis to give effect to our issuance and sale of shares of our common stock included in the units being sold in this offering at the initial public offering price of $ per unit, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the underwriting discounts and commissions, and our estimated offering expenses.

	As of June 20, 2014
	(unaudited) (in thousands, except share and per share data)
	Actual	Pro Forma	Pro Forma as Adjusted

Cash (1)	$149	$	$

Preferred Stock, $0.001 par value per share; no shares authorized actual and shares authorized pro forma and pro forma as adjusted; no shares outstanding actual, pro forma and pro forma as adjusted.	$ -	$	$
Series A preferred stock, $0.001 par value; 119,987,898 shares authorized, 117,131,171 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted.	18,847
Series B preferred stock, $0.001 par value; 59,465,350 shares authorized, 59,465,350 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted.	9,464
Series C preferred stock, $0.001 par value; 165,877,435 shares authorized, 165,877,435 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted.	4,041
Series C-1 preferred stock, $0.001 par value; 84,027,175 shares authorized, 84,027,175 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted.	2,067
Series D preferred stock, $0.001 par value; 287,200,000 shares authorized actual and no shares authorized pro forma and pro forma as adjusted; 121,566,560 shares issued actual and no shares issues pro forma and pro forma as adjusted	2,763
Stockholders’ equity (deficit) (2):
Common stock, $0.001 par value; 1,750,000,000 shares authorized; 23,118,715 shares issued and outstanding actual; 571,186,406 shares issued and outstanding pro forma; shares issued and outstanding pro forma as adjusted	23
Additional paid-in-capital	9,726
Accumulated deficit	(45,019)
Total stockholders’ equity (deficit)	(35,269)

Total capitalization	$1,913	$	$

(1)	Cash is an indication of liquidity and does not constitute capitalization.

(2)	The table above excludes, as of June 20, 2014:

•	119,750,000 shares of common stock issuable upon the exercise of options outstanding as of June 20, 2014 with a weighted average exercise price of $0.04 per share;

•	2,231,727 shares of common stock issuable upon the exercise of outstanding warrants for shares of Series A preferred stock, on an as converted basis as of June 20, 2014, at a weighted average exercise price of $0.16 per share, which will be converted to warrants for shares of common stock upon completion of this offering;

•	1,823,498 shares of common stock issuable upon the exercise of outstanding warrants for shares of Series D preferred stock, on an as converted basis as of June 20, 2014, at a weighted average exercise price of $0.0246 per share, which will be converted to warrants for shares of common stock upon completion of this offering;

•	357,556,907 shares of common stock issuable upon the exercise of warrants for shares of our common stock outstanding as of June 20, 2014, at a weighted-average exercise price of $0.017 per share;

•	30,250,000 shares of common stock reserved for future issuance under our 2006 Stock Option Plan and 2014 Stock Option Plan; and

•	shares of common stock reserved for future grant or issuance under our 2014 Omnibus Incentive Plan, which will become effective in connection with the completion of this offering.

You should read this table together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

DILUTION

If you invest in our securities, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value, or tangible assets less total liabilities and preferred shares, by the number of outstanding shares of common stock.

Our historical net tangible book deficit as of March 31, 2014 was $35.6 million or $1.54 per share of common stock. Our pro forma net tangible book value at March 31, 2014 was $            , or $         per share, based on 571,186,406 shares of our common stock outstanding as of June 20 after giving effect to the conversion of all outstanding shares of our preferred stock into 548,067,691 shares of common stock.

After giving effect to the sale of                  units by us at an assumed initial public offering price of $         per share (the mid-point of the price range set forth on the front cover page of this prospectus), less the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value at March 31, 2014 would be $         million, or $         per share. This amount represents an immediate increase in the pro forma net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares at an assumed initial public offering price of $         per share.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Actual net tangible deficit per share as of March 31, 2014	$1.54
Pro forma increase per share attributable to conversion of preferred stock to common stock and preferred stock warrants to common stock warrants

Pro forma net tangible book value per share as of March 31, 2014, before this offering
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the pro forma net tangible book value by $         million, the pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution in pro forma net tangible book value per share to investors participating in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase             additional units in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $         per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $         per share and the dilution to new investors purchasing common stock in this offering would be $         per share.

The following table shows on an adjusted pro forma basis at June 20, 2014, assuming 571,186,406 shares of our common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into 548,067,691 shares of common stock, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new public investors purchasing common stock in this offering:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors participating in this offering			%			%	$

Total		100%		$	100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the front cover page of this prospectus) would increase (decrease) the total consideration paid by new investors by $         million, or increase (decrease) the percent of total consideration paid by new investors by     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise in full their option to purchase additional shares, sales by us in this offering will reduce the percentage of shares held by existing stockholders to     % and will increase the number of shares held by new investors to     , or     %.

This information is based on 571,186,406 shares of common stock outstanding as of June 20, 2014, and assumes the conversion of all of our shares of convertible preferred stock outstanding as of June 20, 2014 into 548,067,691 shares of common stock upon the completion of this offering and excludes:

•	119,750,000 shares of common stock issuable upon the exercise of outstanding options to purchase common stock as of June 20, 2014 under the 2006 Stock Option Plan, at a weighted-average exercise price of $0.04 per share;

•	2,231,727 shares of common stock issuable upon the exercise of outstanding warrants for shares of Series A preferred stock, on an as converted basis as of June 20, 2014, at a weighted average exercise price of $0.16 per share;

•	1,823,498 shares of common stock issuable upon the exercise of outstanding warrants for shares of Series D preferred stock, on an as converted basis as of June 20, 2014, at a weighted average exercise price of $0.0246 per share;

•	357,556,907 shares of common stock issuable upon the exercise of warrants for shares of our common stock outstanding as of June 20, 2014, at a weighted-average exercise price of $0.017 per share;

•	30,250,000 shares of common stock reserved for future issuance under our 2006 Stock Option Plan and 2014 Stock Option Plan.

To the extent these outstanding options or warrants are exercised there will be further dilution to the new investors.

Furthermore, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

If all our outstanding options and warrants noted above had been exercised, the pro forma net tangible book value as of June 20, 2014 would have been $        , or $         per share, and the as adjusted pro forma net tangible book value after this offering would have been $        , or $         per share, causing dilution to new investors of $         per share. Additionally, assuming all outstanding options and warrants noted above had been exercised, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering would be as follows:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors participating in this offering			%			%	$

Total		100%		$	100%		$

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2012 and 2013 and selected balance sheet data as of December 31, 2012 and 2013 were derived from our audited financial statements that are included elsewhere in this prospectus. The selected statement of operations data for the three months ended March 31, 2013 and 2014 and selected balance sheet data as of March 31, 2014 were derived from our unaudited financial statements that are included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements were prepared on a basis consistent with our audited financial statements contained in this prospectus and include all adjustments necessary for the fair presentation of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and the results for the three months ended March 31, 2014 are not necessarily indicative of results to be expected for the full year.

	Years Ended December 31,				Three Months Ended March 31,
	2012		2013		2013		2014
					(unaudited)
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Revenue		$39		$761		$77		$349
Cost of sales		734		2,186		233		847
Gross loss		(695)		(1,425)		(155)		(498)
Operating expenses:
Research and development		3,706		3,346		967		814
Selling and marketing		1,165		2,619		588		634
General and administrative		1,075		1,867		495		606
Loss (gain) on sale of assets		28		23		16		(8)

Total operating expenses		5,975		7,854		2,067		2,046

Loss from operations		(6,670)		(9,280)		(2,222)		(2,544)

Other expense, net		600		280		9		192

Net loss before provision for income taxes		(7,270)		(9,560)		(2,231)		(2,736)
Provision for income taxes		-		1		-		(6)

Net loss		$(7,270)		$(9,561)		$(2,231)		$(2,742)

Cumulative preferred stock dividend (undeclared) (1)		(967)		(2,533)		(3,132)		(6,407)

Net loss attributable to common stockholders		(8,237)		(12,095)		(5,363)		(9,149)

Net loss per share attributable to common stockholders, basic and diluted (1)		$(0.36)		$(0.52)		$(0.23)		$(0.40)

Shares used to calculate net loss attributable to common stockholders, basic and diluted		23,118,715		23,118,715		23,118,715		23,118,715

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	$		$		$		$

Weighted-average shares used to calculate pro forma net loss per share attributable to common stockholders (unaudited), basic and diluted

(1)	See Note 2 to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31, 2014
	2012	2013	Actual (1)	Pro Forma (2)	Pro Forma as Adjusted(3)
	(in thousands)		(unaudited) (in thousands)
Balance Sheet Data:
Cash	$1,143	$1,211	$149	$	$
Working capital (deficit)	3,402	(431)	(3,002)
Total assets	6,589	5,848	5,056
Debt, including current portion	155	2,649	3,311
Convertible preferred stock	28,311	34,052	34,419
Total stockholders’ deficit	$(23,093)	$(32,543)	$(35,269)	$	$

(1)	Excludes the $2,762,724 Series D Preferred Stock Offering, net of offering expenses which closed in June 2014.

(2)	Pro forma balance sheet data give effect to net proceeds of $2,762,724 from the sale of 121,566,560 shares of Series D Preferred Stock issued from April 2014 to June 2014 and 571,186,406 shares of our common stock outstanding immediately prior to the closing of this offering after giving effect to the conversion of all outstanding shares of our preferred stock into 548,067,691 shares of common stock.

(3)	The pro forma as adjusted balance sheet data above reflects the issuance of shares of our common stock upon the completion of this offering at an assumed initial public offering price of $ per share (the mid-point of the price range on the front cover of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if this offering occurred on June 20, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

We are a commercial stage molecular diagnostic testing company focused on improving overall patient care by developing and delivering innovative, affordable and accessible molecular testing for infectious diseases generated in the hospital setting. We believe our proprietary technology allows molecular testing to be accessible to all hospitals due to its low cost and ease of use, which we believe will transform complex molecular testing for infectious diseases by providing an affordable solution that meets the rapidly evolving needs of patients and providers.

Since our inception in 2003, we have been focused on the development of our proprietary platform, which includes an analyzer and disposable cartridge, for use in the diagnosis of infectious diseases. Our first approved and commercialized diagnostic test for C. diff is utilized by hospitals to quickly and accurately diagnose patients so that they can receive appropriate treatment. In June 2011, we began enrollment in our first clinical study of our diagnostic test for C. diff, filed for clearance with the FDA in November 2011, and received FDA clearance in April 2012. We completed a self-assessment regarding the conformity of the platform with applicable EU legislation and directives in March 2012, which allowed us to display our CE mark and market products in Europe. We had our first European commercial sale in June 2012 and launched our diagnostic test for sale in the United States in November 2012. Since 2012, our customers have performed over 50,000 C. diff diagnostic tests on our platform. We are currently developing additional diagnostic tests for other infectious diseases that will utilize our platform.

In the United States, our sales cycle typically includes customer evaluations, a decision to utilize our platform and then validations of our platform and C. diff test. Upon successful validation a hospital or reference lab becomes a customer. The analyzer is provided to the customer for their use with our diagnostic test, but we retain ownership and control of the analyzer; we refer to our relationship with our customers as a vending machine model (or modified razor / razor blade). The customer buys our proprietary test cartridge from us and utilizes one disposable test cartridge each time they run a diagnostic test. Outside the U.S., we sell through a network of distributors who purchase the entire system, including the analyzer and disposable cartridges, to sell to their customers. The analyzers are considered fixed assets and any sale outside the U.S. is accounted for as a sale of assets.

Since inception, we have incurred net losses from operations each year and we expect to continue to incur losses for the foreseeable future. Our losses attributable to operations for the fiscal year ending December 31, 2013 and December 31, 2012 were approximately $9.3 million and $6.7 million, respectively. As of March 31, 2014, we had an accumulated deficit of $45.0 million.

In April 2014, we commenced our Series D Preferred unit financing. In June 2014 we held the final close on the Series D, issuing 121,566,560 units for net proceeds of $2,762,724. The units consisted of 121,566,560 shares of Series D Preferred Stock, 121,566,560 Series A Warrants and 121,566,560 Series B warrants. In connection with this offering, Dawson James (including a sub-placement agent and other persons associated with Dawson James) received an aggregate of (i) warrants to purchase a total of 29,357,312 shares of our common stock at $0.0246 per share and (ii) warrants to purchase a total of 14,678,656 shares of our common stock at $0.001 per share.

Financial Operations Overview

Revenue

We derive our revenue from the sale of single use diagnostic test cartridges sold through our dedicated sales force in the United States, and in the European Union and New Zealand through a network of distributors. Revenue is recognized when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products has occurred; (3) the selling price of the product is fixed or determinable; and (4) collectability of that price is reasonably assured. Change in title to the product and recognition of revenue from sales of diagnostic test cartridges occurs at the time of shipment.

We believe our revenue from the sale of our diagnostic test cartridges will increase as we expand our sales and marketing efforts and as we introduce new diagnostic tests into the market. We expect that our revenue will continue to be primarily attributable to sales of our diagnostic test cartridges in the United States.

Cost of Sales

The components of our cost of sales include cost of materials, supplies, labor for manufacturing and support personnel, equipment and facility expenses associated with manufacturing. We depreciate the cost of each analyzer that is at a customer site over a period of 5 years on a straight line basis and include that cost in cost of sales. We perform all of our manufacturing activities at our facility located in Salt Lake City, Utah. Facility expenses include allocated overhead comprised of rent, equipment depreciation and utilities. We expect our cost of sales in absolute dollars to increase, as the number of tests we manufacture increases. However, we also expect that as test volumes increase we will realize manufacturing efficiencies, which would result in a decrease in our cost of sales as a percentage of revenue. We also license certain technologies for our C. diff diagnostic test, which are described in the section of this prospectus titled “Business -- License Agreements.” Pursuant to the terms of these license agreements, we pay royalty fees in the aggregate equal to 14% of our worldwide “Net Sales” of those products that use these technologies (as defined in the applicable license agreements).

Research and Development

All research and development costs, including those funded by third parties, are expensed as incurred. Research and development costs consist of engineering, product development, clinical trials, test-part manufacturing, testing, developing and validating the manufacturing process, manufacturing, facility and regulatory-related costs. Research and development costs also include employee cash compensation, employee and non-employee stock-based compensation, supplies and materials, consultant services, and travel related to research activities.

We expect to incur additional research and development costs as we continue to develop new diagnostic tests and as we advance the development of our product candidates, including our Group B Strep and Staph ID/R diagnostic tests. In particular, we plan to conduct clinical trials for both of these product candidates in 2014, which will increase our research and development expenses.

Sales and Marketing

Sales and marketing expenses primarily consist of salaries, benefits and other related costs, including stock-based compensation, for personnel employed in sales, marketing, and training. In addition, our sales and marketing expenses include commissions and bonuses, generally based on a percentage of sales, to our sales representatives.

We expect our sales and marketing expenses to continue to increase as we introduce new diagnostic tests, such as our Group B Strep and Staph ID/R diagnostic tests, if approved, and seek to enhance our commercial infrastructure, including increasing our sales force and marketing efforts. Additionally, we expect our commissions to continue to increase in absolute terms over time but to decline as a percentage of revenue.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries, benefits and other related costs, including stock-based compensation, for certain members of our executive team and other personnel employed in finance, legal, compliance, administrative, information technology, customer service, executive and human resource departments. General and administrative expenses include allocated facility expenses, related travel expenses and professional fees for accounting and legal services.

We expect our general and administrative expenses will increase due to costs associated with transitioning from a private to a public company including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission and the NASDAQ Capital Market, additional insurance expenses, investor relations activities and other administrative and professional services and as we continue to grow our business.

Gain or Loss on Sale of Assets

We sell analyzers to our customers outside the United States and these sales are accounted for as fixed assets sold. A corresponding gain or loss on sale of assets is recorded for the difference in the sales price from the cost of the analyzers.

Interest Income and Other Income

Interest income and other income primarily consists of interest earned on our cash.

Interest Expense

Interest expense consists of interest on capital leases, convertible notes payable and notes payable.

Results of Operations

Comparison of the Three Months Ended March 31, 2013 and 2014

The following table sets forth our results of operations for the three months ended March 31, 2013 and March 31, 2014 (in thousands):

	Three Months Ended March 31,

	2013	2014
	(unaudited) (in thousands)
Revenue	$77	$349
Cost of sales	232	847

Gross loss	(155)	(498)
Operating expenses
Research and development	967	814
Sales and marketing	589	634
General and administrative	495	606
Loss (gain) on sale of assets	16	(8)

Total operating expenses	2,067	2,046

Loss from operations	(2,222)	(2,544)

Interest expense	(10)	(193)
Interest income	1	1
Provision for income taxes	-	(6)

Net loss	$(2,231)	$(2,742)

Revenue

Revenue increased by $271,649 or 350.6% in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013. This increase was attributable to the increase in the sales of our C. diff products following an increase in the number of our customers from 29 in the three months ended March 31, 2013 to 98 in the three months ended March 31, 2014 and a resulting increase in sales of C. diff diagnostic tests.

Cost of Sales

Cost of sales increased $614,195, or 263.9%, from the three months ended March 31, 2014 as compared to the three months ended March 31 2013, due to the costs associated with manufacturing additional C. diff tests and the analyzers to support the increase in customers. The gross margin increased from (200.4)% for the three months ended March 31, 2013 to (142.7)% for the three months ended March 31, 2014 due to an increase in revenue and production that allowed for economies of scale and the allocation of fixed costs over a greater number of units.

Research and Development

Research and development expenses decreased by $153,112, or 15.8%, for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 as we were focused in 2013 on our research and development efforts to get our C. diff product to market. The decrease was due to a decrease in research and development materials of $45,539, a decrease in salaries and wages of $29,142, a decrease in consulting fees of $14,273, a decrease of clinical trial fees of $30,230 and a decrease of all other expenses of $33,928.

Selling and Marketing

Selling and marketing expenses increased $45,825, or 7.8%, for the three months ended March 31, 2014 as compared to the three months ended March 31 2013. The increase was due to a $70,725 increase in salaries and wages and a $14,365 increase in training & promotional cartridges, offset by a decrease of $16,496 in supplies and freight, a $9,998 decrease in consulting fees and a decrease of $12,771 in all other expenses.

General and Administrative

General and administrative expenses increased $111,313, or 22.5%, for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 as we increased our business activities, raised additional capital and prepared for an initial public offering. The increase was primarily due to a $93,589 increase in legal fees, an $89,613 increase in professional fees related to financial and accounting services, and a $25,720 increase in personnel related costs primarily from higher headcount. These expenses were offset by a decrease in temporary staffing of $42,032, reduced payroll service fees of $19,648, and a decrease in all other expenses of $35,929.

Interest Income

Interest income did not change significantly for the three months ended March 31, 2014 as compared to the three months ended March 31 2013.

Interest Expense

Interest expense increased by $183,059 for the three months ended March 31, 2014 as compared to the three months ended March 31 2013 due to an increase in interest incurred on our capital lease payments and our letters of credit associated with the analyzer sale-leaseback agreement.

Loss (Gain) on Sale of Assets

Loss (gain) on sale of assets went from a loss of $16,263 to a gain of $8,166 for the three months ended March 31, 2014 as compared to the three months ended March 31 2013. Our analyzers are considered fixed assets and any sale is accounted for as a sale of assets. The change was primarily due to fewer sales of analyzers outside the United States in 2014 over the same period in 2013, as well as the sale of retired manufacturing equipment for a gain in 2014.

Comparison of the Years Ended December 31, 2012 and 2013

The following table sets forth our results of operations for the years ended December 31, 2012 and December 31, 2013 (in thousands):

	Years Ended December 31,

	2012	2013
	(in thousands)
Revenue	$39	$761

Cost of sales	734	2,186

Gross loss	(695)	(1,425)
Operating Expenses
Research and development	3,706	3,346
Sales and marketing	1,165	2,619
General and administrative	1,076	1,867
Loss on sale of assets	28	23

Total operating expenses	5,975	7,855

Loss from operations	(6,670)	(9,280)

Interest expense	(604)	(284)
Interest income	4	4
Provision for income taxes	-	(1)

Net loss	$(7,270)	$(9,561)

Revenue

Revenue increased by $721,979 or 1,867.2% in the twelve months ended December 31, 2013 as compared to the same period of 2012. This increase in total revenue was primarily attributable to an increase in customers from 15 on December 31, 2012 to 88 on December 31, 2013 and a resulting increase in sales of C. diff diagnostic tests.

Cost of Sales

Cost of sales increased $1,452,290, or 197.9%, in the twelve months ended December 31, 2013 as compared to the same period of 2012, due to the costs associated with manufacturing additional C. diff tests to meet the demand of our increased customer base. The gross margin increased from (1,797.5)% in the twelve months ended December 31, 2012 to (187.3)% in the twelve months ended December 31, 2013 primarily due to an increase in revenue and production that allowed for economies of scale and the allocation of fixed costs over a greater number of units.

Research and Development

Research and development expenses decreased $360,500, or 9.7%, in the twelve months ended December 31, 2013 as compared to the same period of 2012. The decrease was primarily due to decreased salaries of $129,583, the decreased cost for supply of analyzers to research and development of $131,789, decreased research and development materials of $182,240, offset by an increase in other expenses of $83,112.

Selling and Marketing

Selling and marketing expenses increased $1,454,126, or 124.8%, in the twelve months ended December 31, 2013 as compared to the same period of 2012 as we increased our sales and marketing effort in the first full year of commercial sales. The increase was primarily due to an increase in salaries of $720,793, an increase in training and promotional cartridges of $453,439, an increase in outbound freight of $266,699, an increase in travel of $198,792, offset by a decrease in marketing and public relations of $136,795 and other expenses of $48,802.

General and Administrative

General and administrative expenses increased $791,488, or 73.6%, in the twelve months ended December 31, 2013 as compared to the same period of 2012. The increase was primarily due to an increase in professional fees of $184,939, salaries of $158,557, temporary staffing of $121,332 and legal fees of $88,259.

Loss on Sale of Assets

Loss on the sale of assets decreased from $28,278 to $22,768 in the twelve months ended December 31, 2013 as compared to the same period of 2012. The decrease was due to fewer analyzers sold outside the United States in 2013 over the same period in 2012.

Interest Expense

Interest expense decreased by $319,440 or 52.9% in the twelve months ended December 31, 2013 as compared to the same period of 2012. The decrease was related to a reduction in convertible notes outstanding during the year, offset by interest associated with the analyzer sale-leaseback agreement and associated letters of credit entered into in the fourth quarter of 2013.

Interest Income

Interest income increased by $375 or 10.7% in the twelve months ended December 31, 2013 as compared to the same period of 2012, due to an increase in our average cash balance during 2013.

Liquidity and Capital Resources

We have funded our operations to date primarily with net proceeds from sales of our preferred stock, convertible notes, and revenues from operations. Since January 2012, we issued the following securities to help fund our operations:

•	During 2012, we issued an aggregate principal amount of $2.4 million of 8% Convertible Promissory Notes, or the Series A Senior Secured Notes. All outstanding Series A Senior Secured Notes were converted into 15,898,419 shares of our Series A convertible preferred stock in December 2012.
•	During 2012, we issued an aggregate principal amount of $5.9 million of 8% Convertible Promissory Notes, or the Series B Senior Secured Notes. All outstanding Series B Senior Secured Notes were converted into 37,538,265 shares of our Series B convertible preferred stock in December 2012.
•	During 2012, we issued an aggregate of 1,093,750 shares of our Series B Preferred stock for an aggregate price of $0.2 million at a price per share of $0.16.
•	During 2012, we issued an aggregate of 20,833,334 shares of our Series B Preferred stock for an aggregate price of $3.3 million at a price per share of $0.16, subject to a subscription receivable that was collected in 2013.

•	Between May 2013 and September 2013, we issued an aggregate principal amount of $2.4 million of 8% Convertible Promissory Notes, or the Series C Senior Secured Notes. All outstanding Series C Senior Secured Notes were converted into 102,208,736 shares of our Series C convertible preferred stock in November 2013.
•	In 2013, we issued an aggregate principal amount of $2 million of 8% Convertible Promissory Notes, or the Series C-1 Senior Secured Notes. All outstanding Series C-1 Senior Secured Notes were converted into 84,027,175 shares of our Series C-1 convertible preferred stock in November 2013.
•	In 2013, we issued an aggregate of 48,780,488 shares of our Series C Preferred stock for an aggregate price of $1.2 million at a price per share of $0.0246.
•	In 2014, we issued an aggregate of 14,888,211 shares of our Series C Preferred stock for an aggregate price of $0.4 million at a price per share of $0.0246.
•	In 2014, we issued an aggregate principal amount of $0.4 million of 8% Convertible Promissory Notes, or the Series D Notes. All outstanding Series D Notes were converted into shares of our Series D convertible preferred stock in of 2014.
•	From April 2014 to June 2014, we issued an aggregate of 121,566,560 shares of our Series D Preferred Units for a net price of $2,762,724 at a price per unit of $0.025. The 121,566,560 units consist of 121,566,560 shares of our Series D Preferred stock, 152,747,370 Series A warrants to purchase common stock at a price of $0.0246 per share and 138,068,714 Series B warrants to purchase common stock at a price of $0.001 per share.

As of December 31, 2013 and March 31, 2014, we had approximately $1.2 million and $0.1 million, respectively, in cash. In order to finance the continued growth in product sales, to invest in further product development and to otherwise satisfy obligations as they mature, we may need to seek additional financing through the issuance of common stock, preferred stock, convertible or non-convertible debt financing. Additional funding, however, may not be available to us on acceptable terms, or at all. If we are unable to access additional funds when needed, we will not be able to continue the development of our molecular diagnostic platform, our diagnostic tests or we could be required to delay, scale back or eliminate some or all of our development programs and other operations. Any additional equity financing, if available to us, may not be available on favorable terms, will most likely be dilutive to our current stockholders, and debt financing, if available, may involve restrictive covenants. Any of these events could harm our business, financial condition and prospects. Upon completion of this offering, we expect our existing cash, our expected revenue and the net proceeds of this offering to support our operations through at least the next         months.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements. We may be unable to continue to operate without the threat of liquidation for the foreseeable future unless we raise additional capital.

Summary Statement of Cash Flows for the Three Months Ended March 31, 2013 and 2014

The following table summarizes our cash flows for the periods indicated:

Three Months Ended March 31,

	2013	2014
(in thousands)
Cash used in operating activities	$ 1,786	$ 1,786
Cash used in investing activities	$ 1,182	$ 304
Cash provided by financing activities	$ 3,411	$ 1,028

Cash Flows from Operating Activities

Cash used in operating activities for the three months ended March 31, 2014 was $1,786,142. The net loss of $2,741,913 was offset by the non-cash items of $255,373 for depreciation and amortization, $15,939 of stock-based compensation and increased by a gain on sale of assets. The change in operating assets and liabilities offset the net loss by another $692,625, primarily due to a $905,628 increase in accounts payable and other accrued liabilities due to growth in the operations and timing of payments, and a decrease of $120,071 in inventory, a $70,943 decrease in prepaid and other assets and a $21,989 decrease in accounts receivable. As of March 31, 2014, 78.9% of accounts receivable were less than 60 days old.

Cash used in operating activities for the three months ended March 31, 2013 was $1,785,720. The net loss of $2,230,674 was offset by the non-cash items of $143,466 for depreciation and amortization and $27,771 in stock-based compensation. The change in operating assets and liabilities offset the net loss by another $273,717 due to a $318,321 increase in accounts payable and accrued liabilities due to the growth in our operations and the timing of payments and a decrease in accounts receivable of $22,961 offset by increases of $63,519 in inventories and $4,046 in prepaids and other assets. As of March 31, 2013, 82.3% of accounts receivable was less than 60 days old.

Cash Flows from Investing Activities

Cash used in investing activities was $304,044 for the three months ended March 31, 2014 and was related to the cost of the construction of our analyzer equipment totaling $314,180 and capital expenditures of $24,864. These were offset by proceeds from the sale of assets in the amount of $35,000.

Cash used in investing activities was $1,182,174 for the three months ended March 31, 2013 and was related to the cost of the construction of our analyzer equipment totaling $798,289, capital expenditures totaling $308,885 and the acquisition of intangible assets totaling $75,000.

Cash Flows from Financing Activities

Cash provided by financing activities for the three months ended March 31, 2014 of $1,027,908 was from the issuance of $790,000 of notes and convertible notes payable as well as the issuance of $366,250 of Series C preferred stock offset by $128,342 in payments made on capital leases and notes payable.

Cash provided by financing activities for the three months ended March 31, 2013 of $3,411,332 was from the proceeds of $3,288,333 from subscriptions receivable and $135,688 from the issuance of convertible notes offset by $12,689 in payments made on capital leases and notes payable.

Summary Statement of Cash Flows for the Years Ended December 31, 2012 and 2013

The following table summarizes our cash flows for the periods indicated:

Years Ended December 31,

	2012	2013
(in thousands)
Cash used in operating activities	$ 6,229	$ 8,339
Cash used in investing activities	$ 1,261	$ 439
Cash provided by financing activities	$ 8,410	$ 8,847

Cash Flows from Operating Activities

Cash used in operating activities for 2013 was $8,338,797. The net loss of $9,561,280 was offset by non-cash items of $854,950 for depreciation and amortization, $111,091 of stock-based compensation and $139,403 of interest expense converted to preferred stock. The change in operating assets and liabilities further added to cash used in operations by $94,271, primarily due to a $473,433 increase in accounts payable and accrued liabilities due to the growth in our operations and the timing of payments offset by a $81,439 increase in accounts receivable as our revenue has increased period over period, a $226,159 increase in inventory, and a $71,564 increase in prepaid and other assets. As of December 31, 2013, 82.0% of accounts receivable was less than 60 days old.

Cash used in operating activities for 2012 was $6,228,750. The net loss of $7,270,030 was offset by non-cash items of $315,655 for depreciation and amortization, $111,091 of stock-based compensation and $593,203 of interest expense converted to preferred stock. The change in operating assets and liabilities further added to cash used in operations by $6,947, primarily due to a $102,976 increase in accounts receivable as our revenue has increased period over period, a $94,080 increase in inventory, and a $17,411 increase in prepaids and deposits, offset by a $207,520 increase in accounts payable and accrued liabilities due to the growth in our operations and the timing of payments. As of December 31, 2012, 100 % of accounts receivable was less than 60 days old.

Cash Flows from Investing Activities

Cash used in investing activities was $439,382 for 2013 and is due to $2,181,563 for the cost of the construction of our analyzer equipment, $595,819 of capital expenditures and $225,000 for the acquisition of intangible assets offset by $2,500,000 that was provided from the sale-leaseback of analyzers and $63,000 provided from the sale of assets.

Cash used in investing activities was $1,261,342 for 2012 and is due to the cost of purchasing property and equipment of $145,540, the purchase of intangible assets of $25,000 and $1,197,302 for the cost of the construction of our analyzer equipment, offset by $106,500 provided from the sale of assets.

Cash Flows from Financing Activities

Cash provided by financing activities for 2013 of $8,846,593 was from the issuance of $4,577,688 of convertible notes, $1,160,000 from the issuance of preferred stock, $3,288,333 from subscriptions receivable, offset by $144,071 in payments of capital leases and $35,357 for the payments of notes payable.

Cash provided by financing activities for 2012 of $8,409,749 was from the issuance of $8,256,668 of convertible notes and from the issuance of $170,000 of preferred stock offset by $16,919 of payments of capital leases.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2013:

		Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 years

Principal payment on debt obligation	$ 100,331	$ 44,601	$ 55,730	$ -	$ -
Capital lease obligations	2,548,865	506,506	2,042,359	-	-
Operating lease obligations	388,291	287,657	100,634	-	-

Total	$ 3,037,487	$ 838,764	$ 2,198,723	$ -	$ -

Sale-Leaseback Facility

We entered into a Master Lease Agreement to provide for the sale-leaseback of molecular diagnostic analyzers. We have completed two lease schedules under this lease agreement: Lease Schedule 001 dated October 29, 2013 for the sale of 125 molecular diagnostic analyzers for a purchase price of $2,500,000, which are being leased back for 36 monthly payments of $74,875 and Lease Schedule 002 dated April 1, 2014 for the sale of 75 molecular diagnostic analyzers for a purchase price of $1,500,000, which are being leased back for 24 monthly payments of $64,665. At the end of the lease term of Schedule 001, the lease will automatically renew for twelve additional months at the current monthly rate unless we give written notice 150 days prior to the end of the lease. If timely notice is given we have the opportunity to: 1) repurchase the analyzers for a negotiated purchase price, not to exceed forty percent of their original cost; or 2) terminate the lease, return the property and enter into a new lease with new property that replaces the property of the old lease. Both we and the lessor will have the right to reject any terms of option 1 or 2 and if rejected, the 12 month extension shall apply. Schedule 002 does not include a purchase option, but provides that following a successful capital raise, the lessor will use its commercially accepted best efforts to amend Schedule 002 on more favorable terms. We are accounting for these transactions as a capital lease sale-leaseback in accordance with ASC 840 “Leases.”

Our obligations pursuant to the sale-leaseback agreement are secured by letters of credit obtained by third parties in an aggregate amount of $3,000,000. These letters of credit were issued by a bank for the benefit of the lessor. Pursuant to two reimbursement agreements we entered into with those third parties in connection with these letters of credit, we have agreed to pay them 10% interest per annum on the total amount of the letter of credit. Under the reimbursement agreements, we are also obligated to reimburse those third parties for any draws made under the letters of credit. As of June 20, 2014, no draws on the line of credit had taken place. Our obligations under the reimbursement agreements are secured by a security interest in all of our assets pursuant to security agreements effective the dates of the respective lease schedule.

Ryan Ashton, our chief executive officer, and David Spafford, one of our directors, each personally guaranteed our obligations under the lease agreement. On November 25, 2013, we issued Mr. Ashton warrants to purchase 10,000,000 shares of common stock and Mr. Spafford warrants to purchase 10,000,000 shares of common stock, each in compensation for their personal guarantees of our obligations under the lease agreement.

Off Balance Sheet Arrangements

During 2012 and 2013, we had no off balance sheet arrangements.

Related-Party Transactions

For a description of our related-party transactions, see “Certain Relationships and Related Party Transactions.”

Critical Accounting Policies and Estimates

The preparation of the financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate our judgments, including those related to inventories, receivables, recoverability of long-lived assets and the fair value of our preferred and common stock and related instruments. We use historical experience and other assumptions as the basis for our judgments and making these estimates. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Any changes in those estimates will be reflected in our financial statements as they occur. While our significant accounting policies are more fully described in the footnotes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results. The critical accounting policies addressed below reflect our most significant judgments and estimates used in the preparation of our financial statements.

As an emerging growth company, we have elected to opt-in to the extended transition period for new or revised accounting standards. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Revenue Recognition

We derive our revenue from the sale of single use diagnostic tests sold through our dedicated sales force in the United States, and through a network of distributors in the European Union and New Zealand. Revenue is recognized when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products has occurred; (3) the selling price of the product is fixed or determinable; and (4) collectability of that price is reasonably assured. Change in title to the product and recognition of revenue from sales of diagnostic test cartridges occurs at the time of shipment.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are generated from the sale of single use diagnostic test cartridges to end users in the United States and to a network of distributors outside the United States. These accounts receivable are recorded at the invoiced amount, net of allowances for doubtful amounts. We routinely review outstanding accounts receivable balances for estimated uncollectible accounts and establish or adjust the allowances for doubtful accounts receivable using the specific identification method and records a reserve for amounts not expected to be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted. We do not have customer acceptance provisions, but we provide our customers a limited right of return for defective diagnostic test cartridges.

Inventories

Inventories are stated at the lower of cost or market with cost determined according to the average cost method. Manufactured inventory consists of raw material, direct labor and manufacturing overhead cost components. We review the components of our inventory on a regular basis for excess and obsolete inventory and makes appropriate adjustments when necessary. We have made adjustments to, and it is reasonably possible that we may be required to make further adjustments to, the carrying value of inventory in future periods.

Long-Lived Assets

Long-lived tangible assets, including property and equipment, and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. We regularly evaluate whether events or circumstances have occurred that indicate possible impairment and rely on a number of factors, including expected future operating results, business plans, economic projections, and anticipated future cash flows. We use an estimate of the future undiscounted net cash flows and comparisons to like-kind assets, as appropriate, of the related asset over the remaining life in measuring whether the assets are recoverable. Measurement of the amount of impairment, if any, is based upon the difference between the asset’s carrying value and estimated fair value. Fair value is determined through various valuation techniques, including cost-based, market and income approaches as considered necessary. We amortize intangible assets on a straight-line basis over their estimated useful lives.

Our long-lived assets include our analyzers used by hospitals in the United States to run the diagnostic tests they buy from us. There are no contractual terms with respect to the usage of our analyzers by our customers. Hospitals are under no contractual commitment to use our analyzers. We maintain ownership of these analyzers and, when requested, we can remove the analyzers from the customer’s site. We do not currently charge for the use of our analyzers and there are no minimum purchase commitments of our diagnostic tests. As our analyzer is used numerous times over several years, often by many different customers, analyzers are capitalized as property and equipment once they have been placed in service. Once placed in service, analyzers are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based on average estimated useful lives. The estimated useful life of our analyzers is determined based on a variety of factors including in reference to associated product life cycles, and average 5 years. As analyzers are integral to the performance of our diagnostic test, depreciation of analyzers is recognized as a cost of sales. Analyzer depreciation expense was $58,400, $486,476, $60,445, and $162,182 for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014, respectively. Analyzers that are sold outside the United States are considered fixed assets and any sale is accounted for as a sale of fixed assets. None of our assets are outside the U.S.

Income Taxes

We are required to determine the aggregate amount of income tax expense or loss based upon tax statutes in jurisdictions in which we conduct business. In making these estimates, we adjust our results determined in accordance with generally accepted accounting principles for items that are treated differently by the applicable taxing authorities. Deferred tax assets and liabilities resulting from these differences are reflected on our balance sheet for temporary differences in loss and credit carryforwards that will reverse in subsequent years. We also establish a valuation allowance against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. Valuation allowances are based, in part, on predictions that management must make as to our results in future periods. The outcome of events could differ over time which would require that we make changes in our valuation allowance.

The tax effects from an uncertain tax position can be recognized in the financial statements only if the position is more likely than not of being sustained if the position were to be challenged by a taxing authority. We examined the tax positions taken in tax returns and determined that there are no uncertain tax positions. As a result, we recorded no uncertain tax liabilities in our balance sheet.

Stock Based Compensation

We measure and recognize compensation expense for stock options granted to our employees and directors, based on the estimated fair value of the award on the grant date. Historically, for all periods prior to this initial public offering, the fair values of the shares of common stock underlying our stock-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, contemporaneous valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the Statements of Standards for Valuation Services No. 1 of the American Institute of Certified Public Accountants.

We use the Black-Scholes valuation model to estimate the fair value of stock option awards. The fair value is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award on a straight-line basis. Given the absence of a public trading market of our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including:

•	contemporaneous valuations of our common stock performed by unrelated third-party valuation firms;
•	our stage of development;
•	our operational and financial performance;
•	the nature of our services and our competitive position in the marketplace;
•	the value of companies that we consider peers based on a number of factors, including similarity to us with respect to industry and business model;
•	the likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions, and the nature and history of our business;

•	issuances of preferred stock and the rights, preferences and privileges of our preferred stock relative to those of our common stock;
•	business conditions and projections;
•	the history of our company and progress of our research and development efforts and clinical trials; and
•	the lack of marketability of our common stock.

For valuations after the completion of this initial public offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported by the NASDAQ Capital Market on the date of grant.

Jumpstart Our Business Startups Act of 2012

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or JOBS Act, was enacted. Section 107 of the JOBS Act, provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Presently, we are an emerging growth company as defined in Section 2(a) of the Securities Act. We are electing to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies. We may take advantage of these reporting exemptions until we are no longer an emerging growth company.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We may be able to remain an “emerging growth company” until the earliest of (a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (b) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (c) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years or (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. We do not hold or issue financial instruments for trading purposes. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market exposure is primarily a result of fluctuations in interest rates, however, we do not believe there is material exposure to interest rate risk. We also do not believe we are exposed to material risk resulting from fluctuations in foreign currency exchange rates due to (a) the level of our international sales, which comprised 3.2% and 3.8% of our total revenues during the year ended December 31, 2013 and the three month period ended March 31, 2014, respectively and (b) our current practice of conducting international sales in U.S. dollars.

Controls and Procedures

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Our independent public registered accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the first year we are no longer an “emerging growth company”. In connection with our audit for the year end of December 31, 2013, our independent registered public accounting firm noted material weaknesses in our internal control over financial reporting. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements.

BUSINESS

References herein to “we,” “us” or “our” refer to Great Basin Scientific, Inc., doing business as “Great Basin Corporation Inc.,” unless the context specifically requires otherwise.

Overview

We are a commercial stage, molecular diagnostic testing company focused on improving patient care through the development and commercialization of our patented, low-cost, molecular diagnostic platform for testing for infectious disease, especially hospital-acquired infections. We believe our platform has the ability to transform molecular testing for infectious diseases at community hospitals by providing an affordable solution that meets the rapidly evolving needs of patients and providers.

We believe there is a fast-growing market for molecular diagnostic platforms being purchased by hospital microbiology labs to replace culture and other legacy testing formats. We believe our platform is well positioned to meet this need. Our platform provides results in less than 90 minutes. Molecular testing generally reduces test time from days to hours, and provides more accurate results, leading to shortened hospital stays and improved patient outcomes, all of which leads to reduced cost for hospitals that implement molecular testing in their labs.

Our platform is an automated molecular diagnostic system, consisting of an analyzer and associated diagnostic test. Our platform utilizes a sample-to-result format, which means that once a patient specimen is received, it undergoes limited processing before it is placed in the analyzer where the test is run without further technician intervention. This reduces test complexity and eliminates the need for highly trained and expensive molecular technicians to run the tests. Our platform is designed to enable simple, rapid and cost-effective analysis of multiple pathogens from a single clinical sample, which will allow small community hospitals that traditionally could not afford more expensive or complex molecular diagnostic testing platforms to modernize their laboratory testing and provide better patient care at an affordable cost.

In November 2012, we launched our first FDA-cleared test for C. diff, a bacteria that causes life-threatening gastro-intestinal distress in hospital patients. We currently sell our diagnostic tests in the United States through a direct sales force and we use distributors in the European Union and New Zealand. As of March 31, 2014, we had 98 customers worldwide (78 in the United States and 20 in the rest of the world), who use an aggregate of 206 analyzers. Our easy to use platform allows community hospitals that we believe could not previously afford more expensive or complex molecular diagnostic testing platforms to modernize their laboratory testing and provide better patient care at an affordable cost.

In addition to our test for C. diff, we have developed a diagnostic test for Group B Strep that we expect will begin clinical trials in the third quarter of this year. We expect to file our 510(k) submission to the FDA for this test in the fourth quarter of 2014 and expect to receive approval during the second quarter of 2015. Additionally, we have three tests also in product development: a test for blood infections caused by Staphylococcus bacteria, a nasal screen for Staphylococcus aureus, or SA, and a food borne pathogen test.

For additional information about our products, see “-- Our Products” and “-- Our Products in Development” below.

Our operations to date have been funded primarily through sales of capital stock, convertible notes, sale-leaseback transactions and cash from operations. We expect to incur increasing expenses over the next several years to develop additional diagnostic tests and to expand our sales and marketing infrastructure, our manufacturing capacity and our research and development activities.

Our Strategy

Our goal is to become the leading provider of sample-to-result, multiplex molecular diagnostic testing in infectious disease by leveraging the strengths of our affordable diagnostic testing platform. We intend to expand the use of our platform by targeting community hospitals in the United States with fewer than 400 beds. We believe that our low-cost platform will be attractive to these hospitals in particular, which may not otherwise have sufficient resources to justify the purchase of a molecular diagnostic sample-to-result solution. To achieve this objective, we intend to do the following:

•	Leverage our Low-Cost Platform to Quickly Penetrate the Community Hospital Market. We provide our customers with our analyzer at no cost and sell them the disposable, single-use diagnostic tests. This allows us to avoid the long sales cycle inherent in selling capital equipment and expand into hospitals, labs and clinics that previously could not afford to implement a molecular diagnostic platform.

•	Accelerate the Growth of our U.S. Customer Base. With the proceeds from this offering, we will expand our sales force to target community hospitals in the United States. Since we launched our platform, we have achieved over a 73% “win rate” in the United States, which we define as customers that elect to purchase our diagnostic tests after receiving and evaluating our platform. We anticipate that increasing our number of customers will drive sales of our test cartridges. We expect these sales will generate the majority of our revenue for the foreseeable future.

•	Expand our Menu of Molecular Diagnostic Products. From March 2014 to May 2014, the average customer who had purchased our product for at least three months generated approximately $21,500 in annual revenue from C. diff testing alone. We believe that by expanding our test menu to include the four additional tests currently in development, we could increase our potential average annual revenue per customer to over $250,000 if customers reach projected usage levels and each of those customers used all five of the tests we plan to include in our product menu in the near term. To that end, we intend to develop a broad menu of molecular diagnostic tests for our platform that will satisfy growing medical needs and present attractive commercial opportunities. For example, we anticipate beginning clinical trials during 2014 to expand our menu by adding tests for Group B Strep and Staph ID/R. We also have a pipeline of tests in a pre-clinical stage of development, including chlamydia/gonorrhea and other sexually transmitted diseases, respiratory testing, and sepsis (blood infection) panels.

•	Reduce our Cost of Sales through Automation and Volume Purchasing. We manufacture our proprietary test cartridges and analyzers at our headquarters in Salt Lake City, Utah. We currently hand build our test cartridges and purchase materials at higher per unit cost due to low purchase volumes. We believe that investment in automation of portions of the manufacturing and assembly process and volume purchase pricing will significantly improve our gross margins and enhance our ability to provide a low cost solution to customers.

The Great Basin Platform

The platform, which employs a combination of proprietary and patented technology, consists of a bench top analyzer with an integrated touch screen (or, in early models, laptop computer) into which our self-contained, disposable test cartridges are inserted. Our platform is user friendly, intuitive and provides the hospital with the ability to perform molecular diagnostic tests in an efficient and cost-effective manner.

The Analyzer	The Diagnostic Test Cartridge	The User Placing the Diagnostic Test Cartridge into the Analyzer

Once a patient specimen is received in the lab, a technician typically performs no more than three to five steps of sample preparation before placing the sample in our disposable cartridge and inserting the cartridge in the analyzer where the diagnostic test is run without further technician intervention. Our first FDA-cleared test, which is a C. diff test, was rated by Clinical Laboratory Improvement Amendments of 1988, or CLIA, as moderately complex, which typically eliminates the need for highly-trained and expensive molecular technicians to run the tests, bringing additional benefit to our customers. We expect our future tests to be rated moderately complex or meet CLIA waiver criteria, which is reserved for tests that are simple and are judged by the FDA to present a low risk for erroneous results.

Our platform provides accurate results in less than 90 minutes. The speed of this test allows for early diagnosis and treatment, which can lead to better patient outcomes and reduced cost to the hospital.

We believe that our platform and related diagnostic tests offer hospitals and reference laboratories the following benefits:

•	Ease of Use. Our platform is a sample -to-result system. Sample preparation can be completed in three to five steps that typically take no more than five minutes. Once the cartridge is placed in the analyzer, the technician does not need to monitor the test and can complete other unrelated tasks. The test is complete in less than 90 minutes.

•	Cost Savings. We believe that our pricing strategy makes it possible for many hospitals that have cost constraints to adopt molecular testing. We provide the customer hospital, lab or clinic the use of our analyzer for no upfront charge, while we retain ownership. We then sell our diagnostic tests to the hospital at a cost that is similar to or less expensive than other molecular diagnostic solutions. This reduces the up-front cost for the customer, minimizes customer approval processes and accelerates adoption of our platform.

•	Versatile Platform with the Capability to Deliver a Broad Test Menu. Our platform has broad application across a number of areas in molecular diagnostic testing for infectious disease. The same analyzer can be utilized for all of our planned future diagnostic tests.

•	Ability to Multiplex. Our platform has the ability to analyze up to 64 distinct targets in a single diagnostic test, including controls. This will allow hospitals to run multiple tests or panels on an individual patient sample in a one-step detection process. This capability will reduce the time required for a laboratory to perform a diagnostic analysis that involves multiple infectious disease pathogens. Without our platform, similar testing would require the hospital to run multiple, separate molecular diagnostic tests. Although our C. diff test currently detects a single pathogen, two of our tests in development, the Staph ID/R and the food borne pathogen tests, will utilize the multiplexing technology.

The Testing Process

A clinician places a clinical specimen -- processed or unprocessed -- into the cartridge (such as, stool or blood), caps the cartridge and then places the cartridge into the analyzer. The test routine is initiated in the analyzer and starts a simple automated process. Within the instrument, mechanical valves are present to control the flow of fluid through the cartridge and to pierce the blister packs containing the required buffers, solutions and reagents to perform the selected test. Low cost, reliable heaters are present for test processing. Imaging occurs with a compact digital camera placed over a window in the cartridge above the chip. Proprietary software interprets the image and provides a clinical result to the laboratory.

The disposable cartridge contains—in blister packs or freeze dried pellets—all of the reagents required to run the applicable test. The three steps of a molecular test (sample preparation, amplification, and detection) are performed in chambers present on the cartridge. All waste is collected in a chamber that is part of a closed platform, significantly reducing the risk of lab contamination that is often cited as a concern of hospital labs trying to switch to molecular diagnostic testing. After the test is completed and the result is obtained, the cartridge is disposed of with the hospital’s other medical waste.

To simplify processing within the analyzer, fluids are moved within the cartridge through relatively large channels by exploiting pressure differences. Proprietary features have been designed into the cartridge to allow for bubble-free fluid movement and novel sensor design permits accurate and precise volumetric delivery.

Our Test Menu

We have received FDA clearance and a CE mark for one test for use with our platform, C. diff. We began marketing the C. diff test in Europe in the first quarter of 2012 and in the United States in the fourth quarter of 2012. We also have four diagnostic tests in development, Group B Strep, Staph ID/R, nasal screen for SA and food borne pathogens. We expect to commence clinical trials for Group B Strep during the third quarter of 2014 and for Staph ID/R during the fourth quarter of 2014. We also have a pipeline of tests in a pre-clinical stage of development, including chlamydia/gonorrhea and other sexually transmitted diseases, respiratory testing, and sepsis (blood infection) panels.

Our Commercial Product: The C. diff Test

C. diff infections are often life-threatening and can create a significant financial burden for hospitals. As a hospital-acquired infection, costs associated with the care of patients with C. diff are not covered by insurance or Medicaid/Medicare. An independent peer reviewed paper, published in the American Journal of Infection Control in 2012, highlights a significant reduction in C. diff infection rates when a hospital switched from culture to molecular testing—reducing cost and improving patient outcomes.

Our C. diff product is a rapid medical diagnostic test for the detection of C. diff, a gram-positive bacteria that causes severe diarrhea and other intestinal disorders. The test detects the presence of the C. diff toxin B gene, or tcdB gene, in the pathogenicity locus, or PaLOC region of C. diff, present in all known toxigenic strains, to diagnose the toxin in the stool. The test requires minimal sample preparation and can deliver results in under 90 minutes. A swab from a loose stool is placed into transfer solution and a portion of this solution is placed into the cartridge. The cartridge is then placed into the analyzer.

Our Products in Development

Group B Strep

Group B streptococcus, or Group B Strep, is a bacterium that colonizes in the warm moist areas of many humans. Harmless to healthy adults, it can be transmitted to a newborn during childbirth and is the single largest cause of meningitis in newborn infants. For this reason nearly every pregnant woman in the United States is tested for Group B Strep in the late third trimester. Historically this test was done by culture, but based on the recent introduction and sales of other Group B Strep molecular diagnostic tests, we believe labs are switching to molecular testing.

Our Group B Strep test will be a rapid test for the detection of Group B Strep from an anal/vaginal swab taken from a pregnant woman. If approved, hospitals will be able to use our test to identify Group B Strep colonization in pregnant women, who can then be treated with antibiotics to reduce the risk of transmission to the baby, reducing the risk of development of sepsis in the newborn.

Staphylococcus Identification and Resistance Panel

Staphylococcus aureus is a major cause of hospital and community-acquired infections and is associated with high rates of morbidity and mortality. Methicillin-resistant Staphylococcus aureus, or MRSA, is a potentially life-threatening infection that most frequently occurs in the hospital setting. Rapid diagnosis of the infection has been shown, in a report published in Clinical Practice in 2010, to save up to approximately $21,000 per patient and shorten length of hospital stay by 6.2 days.

Our Staph ID/R panel will be designed to be a rapid multiplex diagnostic test to (i) identify species of Staphylococcus infections based on the detection of highly discriminatory and specific DNA sequences within a bacterial replication gene, (ii) detect the mecA gene, which confers drug resistance, directly from positive blood cultures and (iii) provide information on the antibiotic resistance profile of the bacteria. This test will be designed to produce a result in less than one hour. Our Staph ID/R test is designed to provide over 99% positive predictive value, or PPV, after only two blood draws, accelerating time to patient diagnosis and appropriate treatment.

With existing Staphylococcus tests, nearly one third of all positive blood cultures are not true infections, but due to contamination during the blood draw. On the other hand, in our study of 99 single-pathogen clinical samples, our test demonstrated 99% accuracy in identifying different Staphylococcus species. Our Staph ID/R test’s increased ability to distinguish true infections from false positives is due to its ability to differentiate among seven species of Staphylococcus, and as a result, distinguish between true infection and contaminants. Our Staph ID/R test is currently in development and we expect to enter clinical trials in the fourth quarter of 2014.

Staphyloccocus aureus Pre-Surgical Nasal Screen

Staphyloccocus aureus often colonizes the nasal passages and other warm moist areas in healthy humans. Harmless in most circumstances, the colonization represents real risk to patients undergoing surgery. In fact studies have shown the relative risk of post-surgical infection is up to nine times greater in carriers of SA than in non-carriers.

Our SA nasal screening test will be a rapid test for the presence of SA in the nasal passages of a pre-surgical patient. If approved, hospitals will be able to use our test to identify pre-surgical patients who are SA carriers and treat those patients with topical antibiotics, which has been shown in multiple peer-reviewed studies to significantly reduce the risk of post-surgical infection.

Food Borne Pathogens Panel

According to the Agency for Healthcare Research and Quality, there were nearly five million U.S. hospital visits in 2010 for gastrointestinal distress that suggested food-borne illness. In 2010, inpatient costs attributable to patients suffering from gastrointestinal infections cost the healthcare system nearly $1.8 billion. One of the challenges faced by physicians assessing a patient with symptoms of gastrointestinal infection is determining the underlying cause.

Our Food Borne Pathogen panel will be a rapid test for the detection of the main causes of food poisoning. If approved, hospitals will be able to use our test to identify the causative pathogen of food poisoning and provide appropriate treatment quickly, improving patient outcomes. Additionally, the results may be used to aid public health agencies to track causes of food poisoning outbreaks.

Our Technology

Our proprietary patented technology is based on detection of DNA targets on a coated silicon chip with results visible to the naked eye. DNA naturally forms a double-stranded structure, with each strand binding with high affinity and selectivity to a complementary strand. Our technology can detect DNA target strands of interest by attaching complementary strands of DNA to the chip surface, called capture probes, using our proprietary technology and processes. The capture probe can thereby immobilize the DNA target of interest. In order for the DNA target to be detected, it is labeled with biotin, a small molecule which can be used to create a signal in the diagnostic test. Biotin, immobilized onto the chip surface via DNA target hybridization to the DNA probe will bind to a molecule which recognizes biotin and is conjugated to a signal generating enzyme, horseradish peroxidase, or HRP. Immobilized HRP can be reacted with a complex mixture to create a large colored product which deposits on the chip surface. This deposit causes the color of the chip surface to change. This color change is readily apparent to the naked eye as a dot in the vicinity of the DNA probe. In order to create tests with appropriate sensitivity for the given clinical indication, we can either amplify the quantity of DNA targets of interest or amplify the biotin-based signal. Each of these amplification approaches also serve to label DNA target(s) of interest with biotin.

Our Technology: Detection of On-chip Helicase Dependent Amplification (HDA) Reactions

Within the cartridge three distinct processes occur: sample processing, amplification, and detection. During sample processing, the specimen is treated to remove clinical matrices such as blood or feces that may interfere with test results and is treated to break open cells to release potential DNA targets. Next, the sample is subjected to target amplification to create billions of copies of target DNA to improve test sensitivity and to label each target with biotin. Finally, detection is triggered by hybridization of the biotin-labeled target DNA with capture probes on the chip surface. The chip is currently configured to hold as many as 64 probes, including controls, each of which can be configured to detect a different target DNA, enabling highly multiplexed testing. If signal amplification is used, a proprietary polymer is added to the detection reaction, which converts each target DNA associated biotin into 80 additional biotins to improve detection sensitivity. All waste generated from the test is stored in a self-contained waste chamber which significantly reduces contamination risk.

Target Amplification.   Helicase-dependent amplification, or HDA, is a process that utilizes an enzyme, helicase, to unwind double-stranded DNA to create two single strands through isothermal, or single temperature, amplification. Once this DNA is single-stranded, complementary DNA primers, which are short pieces of DNA that are complementary to the DNA target, can hybridize. Through the action of an enzyme, DNA polymerase, the DNA primers grow, or extend, to create a complementary strand of the DNA target, creating double-stranded DNA again. This process can be repeated and the degree of copying, or amplification, is exponential, so that billions of copies can be created. HDA is a method already commercially available for detection of DNA targets, however, it is a mistake-prone process. DNA primers can incorrectly hybridize to non-target DNA at lower temperatures and be copied, creating so-called primer artifacts, which leads to tests that are slow and poorly sensitive.

Our proprietary target amplification approach, termed blocked primer-mediated, helicase-dependent amplification, or bpHDA, utilizes blocked primers to enhance test speed and sensitivity. Blocked primers are DNA primers that contain a block at lower temperatures, where most incorrect hybridization events occur, preventing extension of the DNA primers or copying of the DNA target. As the temperature is raised, incorrect hybridization events are not stable and fall apart, but hybridization of DNA primers to complementary DNA targets is still very strong and an enzyme, RNase H, becomes active which can remove the block in blocked primers hybridized to DNA targets only. As a result, the accuracy of the process is dramatically improved, leading to faster and more sensitive tests. In order to label the DNA target for detection, each DNA primer has a biotin molecule attached to one end.

Our platform is also capable of performing polymerase chain reaction, or PCR, which is a widely used method of DNA amplification. We are actively developing diagnostic tests using PCR, including our Group B Strep test.

Signal Amplification. Our patented signal amplification approach, which we refer to as AMPED, utilizes a bridging molecule to connect the biotin label on each DNA target to a polymer containing 80 biotins, thereby amplifying the signal up to 80 times in our diagnostic tests. The AMPED polymer works in the presence of blood, mucus, and feces typically present in clinical samples, thereby simplifying sample processing. The AMPED signal amplification process takes approximately 20 to 30 minutes and is a more rapid approach for detection of DNA targets than target DNA amplification, which typically takes 45 to 120 minutes. The patented AMPED polymer is highly water soluble and stable and displays low non-specific binding properties, which are critical requirements for highly specific signal amplification approaches.

Test Cartridges.   Our patent-pending test cartridges are self-contained devices specifically configured for a given diagnostic test. The cartridge is injection molded and includes features such as reaction chambers, a waste chamber, and channels to direct the movement of fluids. The test cartridge also contains a coated silicon detection chip consisting of an array of up to 64 DNA probes, including controls. Integrated into the cartridge are lance devices for the reagent blister packs and stirring devices. Reaction chambers and fluid channels are covered with a clear thermoplastic to form liquid-tight features. All of the reagents necessary to perform the test are stored within blister packs affixed to the cartridge, other than the target amplification reagents, which are stored as a freeze-dried pellet. The cartridge utilizes patent-pending methods for controlling the flow of fluid and managing air to prevent bubbles. The cartridge also contains bar coded information related to the test, including the cartridge lot number and expiration date.

Analyzer. The analyzer is an on-demand system controlled by an external touch screen or laptop. Each analyzer contains a module into which individual test cartridges are placed. Once a test cartridge has been loaded with a clinical specimen, the cartridge is inserted into the analyzer. The cartridge is then advanced onto a platform allowing access from above and below. The analyzer has three main sub-platforms to execute the diagnostic test: reagent flow control, thermal control, and the optical imaging platforms. To control reagent flow and delivery, valve actuators, which control fluid movements, and lance actuators, which lance blister packs, are located below the cartridge. Motors for mixing reactions and stepper motors, which serve to flatten blister packs and drive fluid into reagent channels, are located above the cartridge. Optical sensors located adjacent to the fluidic paths in the cartridge are used to determine fluidic movements. Compression valves are used to isolate regions of the cartridge for individual steps of the diagnostic test. Multiple resistive heaters with thermocouple feedback are used to control temperature for each of the steps of the process. Once the test is complete a digital camera captures the resulting visible features. Processing and filtering techniques and multiple custom algorithms are used to determine test results, which are displayed on the touch screen or printed automatically.

The touch screen controls each analyzer, provides power and analyzes and stores data. Technicians can load patient identification numbers and reagent lot codes by using the included bar code scanner or the touch screen.

Advantages of Our Technology

Low Cost Design.   Our technology was designed with material and assembly costs in mind. Injection molded parts and filled blister packs can be produced in high volumes at low cost. Production of the coated silicon chip leverages well-established semi-conductor processes and capital equipment that have been optimized for low cost, high volume manufacturing. Isothermal target amplification requires only an inexpensive heater with no need to actively manage heat with coolers and fans. The use of a result that is visible to the naked eye allows for the use of a low cost digital camera to capture test results. Our highly efficient proprietary DNA probe chemistry allows for low cost test production. The electromechanical design of our analyzer, with limited moving parts and no active mechanism such as pumps, keeps component part costs low.

Easy to Perform On-demand Testing.   Our technology is a sample-to-result approach. The customer simply loads a liquid clinical specimen into the cartridge, closes it, inserts it into the analyzer and enters patient information to initiate each test. The results are automatically generated with no user interpretation or intervention required. Hands-on time is less than 10 minutes for our C. diff test and we expect hands-on time to be generally less than 5 minutes for tests under development. Additionally, on-demand testing allows the technician to test samples as they come into the laboratory instead of waiting until there are sufficient numbers to warrant using a batch technique. Finally, the presence of comprehensive built-in controls means that the technician is not required to test external control samples to assure the quality of test results. This allows laboratories to be more efficient with limited resources.

High Performance, Rapid Test Results.   Our technology is capable of highly specific and sensitive detection of nucleic acids. For target DNA from multiple pathogen types, we can routinely detect fewer than three organisms using our bpHDA target amplification approach and have detected the identity of as few as 100 organisms using our AMPED signal amplification approach. Because the speed of bpHDA is only limited by the speed of the enzymes, we have demonstrated the ability to detect target DNA in less than 20 minutes of amplification time.

High Content Panels.   Each of the 64 capture probes in our cartridge act independently to produce highly specific and sensitive detection for a given DNA target. The chip is optimized so that changes as small as a single base in DNA target sequence can be readily detected, allowing for detection of clinically meaningful mutations in DNA target samples. Our bpHDA technology is highly specific, allowing for simultaneous amplification of multiple DNA targets. The AMPED approach can be used to directly detect clinical specimens, thereby eliminating typical limitations of multiplexing. We expect the combination of highly multiplexed amplification and detection will allow for information-rich, multi-target panel results that allow clinicians to both rule-out and rule-in causes of disease. We believe this approach will lower testing costs and speed up the time to appropriate patient treatment, improving patient outcomes.

Rapid, Low Cost Development of New Products.   Early diagnostic test prototypes can be developed using standard 96 well plates capable of processing 96 samples in a single experiment, rather than processing individual samples in the analyzer. This allows for rapid early development and optimization of tests before transferring the design to the instrumented platform. Additionally, well-established software tools allow for rapid design and development of DNA probes and primers. The flexibility of the cartridge design allows for utilization of an efficient, low-cost approach for sample processing.

License Agreements

BioHelix.   We hold non-exclusive licenses to key technologies from BioHelix related to isothermal amplification of nucleic acid targets, utilizing helicase-dependent amplification, or HDA. This license is limited to the fields of human diagnostic testing utilizing our solid chip surface detection and contains diligence and U.S. preference provisions. To date, these technologies have resulted in three issued U.S. patents, one issued European patent and one pending international patent family. In addition, these technologies may include related technologies that BioHelix may develop in the future. The BioHelix technologies are the basis of our nucleic acid amplification approach. In May of 2013, Quidel Corporation, a competitor of ours, purchased BioHelix. We pay a royalty fee for the licensing of this technology based on a percentage of our “Net Sales” of products using these technologies (as defined in the license agreement).

IDT.   In August 2010, we entered into a license agreement with Integrated DNA Technologies, or IDT, related to the use of blocked primers in combination with HDA. The license is exclusive to the fields of amplification utilizing HDA and detection of diagnostic targets in human in-vitro diagnostic testing, but is non-exclusive to all oncology and human papilloma virus targets or markers. These technologies have resulted in three pending U.S. patent applications and one issued European patent. We pay a royalty fee for the license of this technology based on a percentage of our “Net Sales” of products using these technologies (as defined in the license agreement).

Market Opportunity

We believe the global market for molecular diagnostic testing is approximately $5.0 billion per year and will experience a growth rate of approximately 12% per year over the course of the next several years based on research published by outside market research firms. We believe our proprietary sample-to-result platform is best suited to address a subset of this market, including hospital-acquired infections and other infectious diseases.

We believe that the total domestic market opportunity for the types of molecular diagnostic tests that we have currently available or are developing is approximately $1.240 to $1.490 billion, comprised of the following:

•	C. diff. According to the Agency for Healthcare Research and Quality, there are 347,000 cases of C. diff annually in the United States. We estimate the potential total market opportunity for C. diff testing to be approximately $110 million to $120 million annually;
•	Group B Strep. According to the CDC, there were 3.95 million live births in the United States in 2012 and nearly every pregnant woman in the United States is tested for Group B Strep in the late third trimester. Based on these assumptions, we estimate the potential total market for Group B Strep testing is approximately $80 million to $120 million annually;
•	Staphylococcus Identification. According to a market survey, there are 4.2 million positive blood cultures each year in the United States. We believe that a significant portion of these positive blood cultures represent the market opportunity for a Staphylococcus species test, and have estimated the market to be approximately $100-$150 million annually;
•	SA Pre-Surgical Screening. According to the CDC there were 51.4 million in-patient surgeries in the United States in 2010. These surgeries represent the primary market for our SA Pre-Surgical Nasal Screen test, as every surgical patient could potentially be tested. Based on these assumptions, we believe the potential market for SA screening in the pre-surgical setting to be approximately $800 million to $900 million annually.
•

Food Borne Pathogens. According to the Agency for Healthcare Research and Quality, there were nearly five million U.S. hospital visits in 2010 for gastrointestinal distress that suggested food-borne illness and each of these patients could potentially be tested for food borne pathogens. Based on these assumptions, we believe that the total market for gastrointestinal infection testing is approximately $150 million to $200 million.

We anticipate that the market for the molecular diagnostic tests on which we are focused will increase by more than 20% per year over the next several years. Many factors are driving growth of this market, particularly the accelerating adoption of molecular testing inside the hospital micro-biology lab. Based on published research we believe that fewer than half of all hospitals are currently using molecular testing for their infectious disease testing. More importantly, we believe that a far smaller fraction of all testing done in hospital labs is molecular. We believe that as molecular testing becomes more cost effective, its advantages of faster time to result and higher sensitivity relative to legacy testing methods will lead more and more hospitals to convert to molecular testing.

Our diagnostic tests are currently sold in the United States, Europe and New Zealand. We currently utilize a direct sales and support team in the United States and distributors in certain key European countries and New Zealand, which we expect will be augmented by marketing partners and distributors in other strategic areas as we expand internationally.

According to the 2014 edition of the American Hospital Association Hospital Statistics, there were approximately 5,700 hospitals in the United States in 2012, approximately 5,000 of which are considered community hospitals according to the American Hospital Association, which defines “community hospitals” as nonfederal, short-term general, and other special hospitals, including academic medical centers or other teaching hospitals if they are nonfederal short-term hospitals. According to outside research, fewer than half of those community hospitals have made the switch to molecular methods for diagnosing infectious disease. We believe these hospitals are excellent candidates for our molecular diagnostic platform. Our easy-to-use and cost-effective platform allows community hospitals—that could not previously afford more expensive or complex molecular diagnostic testing platforms—to modernize their laboratory testing and provide better patient care at an affordable cost.

Research and Development

As of June 20, 2014, we had 14 employees focused on research and development. Our research and development expenditures were approximately $0.8 million, $3.3 million and $3.7 million for the quarter ended March 31, 2014 and the years ended December 31, 2013 and 2012, respectively. The decrease in research and development expenses from 2012 to 2013 was primarily due our transition from a development stage company to a commercial stage company with the introduction of our first commercial diagnostic test for C. diff and an allocation of expenses to sales and marketing. In the future we expect our research and development expenses to increase as we allocate additional resources to developing and obtaining regulatory approval for additional diagnostic tests. We will also allocate research and development resources to improve our product reliability and enhance our diagnostic test manufacturing process.

Our molecular test for Group B Strep will be a class II device requiring a 510(k) clearance for detection of Group B Strep from rectal/vaginal swabs obtained from pregnant women and incubated overnight in culture medium. The study will be performed at three U.S. hospital laboratories: ARUP Laboratories; Medical College of Wisconsin; and Tricore Laboratories. Each site will test approximately 250 growth positive LIM broths (750-800 total samples). Each tested sample will be compared to a Gold standard culture-based method chosen by the FDA. The study will take approximately 4 to 6 weeks at each site. The study design is currently undergoing review by the FDA in the pre-Submission process.

Our molecular test for staphylococcus blood infections, Staph ID/R, will be a class II device requiring a 510(k) clearance. To support the submission we will be running a multi-center study at three U.S. hospital laboratories, Johns Hopkins, Indiana University Health, and Primary Children’s Medical Center, Salt Lake City. Each site will test approximately 250 blood cultures (750 to 800 total samples). Each sample will be compared to two different reference methods, both approved by the FDA, DNA sequencing for species identification and cefoxitin disk diffusion for mecA gene detection. The study will take approximately 4 to 8 weeks at each site. The study design has been reviewed by the FDA in their pre-Submission process.

Manufacturing

We manufacture our proprietary test cartridges and platforms at our headquarters in Salt Lake City, Utah. We currently hand build our test cartridges and purchase materials at higher per unit cost due to lower purchase volumes. We believe that investment in automation of portions of the manufacturing and assembly process and volume purchase pricing will significantly improve our gross margins and enhance our ability to provide a low cost solution to customers. We perform reagent formulation, test cartridge manufacturing and packaging of final components and test cartridges in accordance with applicable guidelines for medical device manufacturing. We currently lease approximately 33,000 square feet of office and manufacturing space, which we believe will be adequate to meet our manufacturing needs for the foreseeable future. We also rely on third party suppliers, including sole source suppliers in certain instances, for certain reagents used in our products and much of the disposable component molding for our test cartridges. The lease expires in April 2015. We are currently in negotiations to extend the lease.

We have implemented a quality management platform designed to comply with FDA regulations and ISO standards governing diagnostic medical device products. These regulations carefully control the design, manufacture, testing and release of diagnostic testing products, as well as raw material receipt and control. We also have controlled methods for the consistent manufacturing of our proprietary test cartridges, and platforms at our facility.

Sales and Marketing

Our current sales and marketing strategy is to expand the installed base and utilization of our platform and diagnostic tests. Our C. diff test is sold in the United States through a three person direct sales force and a technical specialist service organization of three, which is supported by a centralized team of marketing, customer support, and technical support personnel.

Our sales representatives typically have experience in molecular diagnostic testing and a network of hospital contacts within their respective territories. We utilize our representatives’ knowledge along with market research databases to target and qualify our customers. We execute a variety of sales campaigns and strategies to meet the buying criteria of the different customer segments we serve. To support our expanding molecular test menu and the anticipated growth in our customer base, we continue to make investments in these customer facing organizations.

We believe our platform competes largely on the basis of ease of use and low-cost. These and other advantages conferred by our technology are enabling us to provide superior molecular solutions at a price our customers can afford. We have been successful at obtaining customers that previously were not using a molecular method or using a competitive product that did not have the combination of low-cost and ease of use. In the United States, our sales cycle typically includes customer evaluations, a decision to use our platform and then validations of our platform and the C. diff test. Upon successful validation a hospital or reference lab becomes a customer. The analyzer is provided to the customer for their use with our diagnostic test, but we retain ownership and control of the analyzer; we refer to our relationship with our customers as a vending machine model (or modified razor / razor blade). The customer buys our proprietary test cartridge from us and utilizes one disposable test cartridge each time they run a diagnostic test.

We offer our C. diff diagnostic test and our platform for sale in the European Union and New Zealand through a network of distributors. Unlike the U.S. market, we sell the platform and diagnostic tests to the distributor, who then sells them directly to the customer.

Customers

In the three month period that ended on March 31, 2014 one customer, Vista Clinical Lab, represented 14.2% of our total revenue. In 2013, two customers, Baptist Health Louisville and Vista Clinical Lab, represented 10.4% and 13.4% respectively. In 2012, three customers, Baptist Health Louisville, University of Louisville Hospital and Pro-Lab Diagnostic, accounted for approximately 57.7% of our total revenue. No other customers accounted for more than 10% of our total revenue during these periods.

We define customers in terms of the number of customer sites actively reporting results using our platform. As of March 31, 2014 we had 98 customers worldwide (78 in the United States and 20 in the rest of the world). This compares to 88 customers worldwide (68 in the United States and 20 in the rest of the world) as of December 31, 2013 and 15 customers (three in the United States and 12 in the rest of the world) as of December 31, 2012. Our U.S. customers represented approximately 97% of our total revenue in 2013 and approximately 71% in 2012. We do not enter into sales agreements with our U.S. customers and sell our products using purchase orders. We enter into distribution agreements with distribution partners for sales outside the U.S.

Competition

We primarily face competition in the molecular diagnostic testing markets with testing products and platforms developed by public and private companies such as Cepheid, Meridian Bioscience, Inc., Nanosphere, Inc., Qiagen NV, Roche Diagnostics, Quidel Corporation, bioMerieux (which recently acquired Biofire Diagnostics, Inc.) and others. We believe that our platform competes largely on the basis of, ease-of-use leading to enhanced laboratory workflow, and return on investment for customers. If we are able to add more tests to our menu we believe that we will offer our customers a superior suite of products that will also create competitive advantage.

Many of our competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales and distribution organizations than we do. Many of our competitors also offer broader product lines and have greater brand recognition than we do. Moreover, our existing and new competitors may make rapid technological developments that may result in our technologies and products becoming obsolete before we recover the expenses incurred to develop them or before they generate significant revenue.

Intellectual Property, Proprietary Technology

We integrate capabilities in platform design, development, production and DNA amplification technologies, along with design, development and manufacture of primers, probes, dyes, quenchers and other individual reagent components. We have and are continuing to develop our own proprietary intellectual property along with licensing specific third-party technologies.

We have a pending patent covering bpHDA, which is used in our C. diff diagnostic test. We have an allowed patent for our amplification method in the presence of the coated silicon chip, a method which we intend to use in each of our diagnostic tests. We also have an allowed patent for the AMPED signal amplification method, which we intend to utilize in products currently under development. The allowed patents described above were issued in the United States and each expires in 2029. Our allowed patents are pending in Europe and Canada as well. All current maintenance fees payable regarding these allowed patents have been paid.

Our competitive success will be affected in part by our continued ability to obtain and maintain patent protection for our inventions, technologies and discoveries, including intellectual property that includes technologies that we license. We have patents covering technologies of our own and have licensed technologies from others. Our pending patent applications may lack priority over applications submitted by third parties or may not result in the issuance of patents. Even if issued, our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented.

In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements, licenses and other contractual provisions and technical measures to maintain and develop our competitive position with respect to intellectual property. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. For example, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries, as many countries do not offer the same level of legal protection for intellectual property as the United States. Furthermore, for a variety of reasons, we may decide not to file for patent, copyright or trademark protection outside of the United States. Our trade secrets could become known through other unforeseen means. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology. Our competitors may also develop similar products without infringing on any of our intellectual property rights or design around our proprietary technologies. Furthermore, any efforts to enforce our proprietary rights could result in disputes and legal proceedings that could be costly and divert attention from our business. We could also be subject to third-party claims that we require additional licenses for our products, and such claims could interfere with our business. If our products infringe the intellectual property rights of others, we could face costly litigation, which could cause us to pay substantial damages and limit our ability to sell some or all of our products. Even if our products were determined not to infringe the intellectual property rights of others, we could incur substantial costs in defending any such claims.

We hold non-exclusive licenses to key technologies from BioHelix related to isothermal amplification of nucleic acid targets, utilizing helicase-dependent amplification, or HDA. This license is limited to the fields of human diagnostic testing utilizing our solid chip surface detection and contains diligence and U.S. preference provisions. To date, these technologies have resulted in three issued U.S. patents, one issued European patent and one pending international patent family. Additionally, these technologies may include related technologies that BioHelix may develop in the future. The BioHelix technologies are the basis of our DNA amplification approach. In August 2010, we entered into a license agreement with Integrated DNA Technologies, or IDT, related to the use of blocked primers. The license is exclusive to the fields of amplification utilizing HDA and detection of diagnostic targets in human in-vitro diagnostics, but is non-exclusive to all oncology and human papilloma virus targets or markers. These technologies have resulted in three pending U.S. patent applications and one issued European patent.

Government Regulation

The design, development, manufacture, testing and sale of our molecular diagnostic products are subject to regulation by numerous governmental authorities, principally the FDA, and corresponding state and foreign regulatory agencies.

Regulation by the FDA

In the United States, the Federal Food, Drug, and Cosmetic Act, FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. The FDA regulates the design, manufacturing, servicing, sale and distribution of medical devices, including molecular diagnostic test kits and instrumentation platforms. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization required applicable to a device are premarket notification, also called 510(k) clearance, and premarket approval, also called PMA. The type of marketing authorization required is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling and adherence to the FDA’s current Good Manufacturing Practices and Quality Platform Requirements, as reflected in its QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or postmarket surveillance. Class III devices are high risk devices for which insufficient information exists to assure safety and effectiveness solely through general or special controls. Class III devices include life-sustaining, life-supporting or implantable devices, devices of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

Most Class I devices and some Class II devices are exempted by regulation from FDA’s premarket review requirement and can be commercialized without prior authorization from the FDA. Some Class I devices that have not been so exempted and most Class II devices are eligible for marketing through the 510(k) clearance process. By contrast, devices placed in Class III generally require PMA or 510(k) de novo clearance prior to commercial marketing. Our molecular test for Staphylococcus blood infections, Staph ID/R, will be a Class II device requiring a 510(k) clearance. Our molecular test for Group B Strep will be a Class II device requiring a 510(k) clearance.

510(k) Clearance

To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a device legally marketed in the United States that is not subject to PMA, commonly known as the “predicate device.” A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. Demonstration of substantial equivalence may require clinical data. Although completion of the 510(k) review process is targeted for 90 days, these reviews typically take longer (e.g., up to 12 months or more) due to stoppage of the FDA review clock to address requests for additional information. Payment of a user fee is required for the FDA to initiate review of a 510(k) submission.

After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, may require a new 510(k) clearance or PMA. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

Before submitting a medical device for 510(k) clearance, a series of studies (e.g., method comparison, precision, reproducibility, interference and stability studies) must be conducted to characterize the performance of the test. In addition, clinical studies may be required to validate these performance characteristics in a clinical setting as well as to ensure that the intended users can perform the test successfully.

Although clinical investigations of most devices are subject to the investigational device exemption, or IDE, requirements, clinical investigations of molecular diagnostic tests, including our products and products under development, are generally exempt from the IDE requirements. Thus, clinical investigations by intended users for intended uses of our products generally do not require the FDA’s prior approval, provided the clinical evaluation testing is non-invasive, does not require an invasive sampling procedure that presents a significant risk, does not intentionally introduce energy into the subject and is not used as a diagnostic procedure without confirmation by another medically established test or procedure. In addition, products must be appropriately labeled per FDA regulations to reflect the intended use of the product (e.g., for research use only or for investigational use only) and distribution controls must be established to assure that such products are distributed for those specified purposes.

PMA Applications

PMA applications must be supported by valid scientific evidence, which typically requires extensive performance data, including technical, preclinical, clinical and stability data, to demonstrate the safety and effectiveness of the device. A PMA application must also include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and the proposed labeling. Payment of a user fee is required for FDA to initiate review of a PMA application.

During the PMA application review period, the FDA may request additional information or clarification of information provided in the application. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

Although FDA review of an initial PMA application is required by statute to take between six to ten months, these reviews typically take longer (e.g., up to 2 years) due to stoppage of the FDA review clock to address requests for additional information. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	if it is not demonstrated that there is reasonable assurance that the device is safe or effective under the conditions of use prescribed, recommended or suggested in the proposed labeling;

•	if the data from preclinical studies and clinical trials may be insufficient to support approval; and

•	if the manufacturing process, methods, controls or facilities used for the manufacture, processing, packing or installation of the device do not meet applicable requirements.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which may contain conditions that must be met in order to secure final approval of the PMA application. If the FDA’s evaluation of the PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the application or issue a “not approvable” letter. A “not approvable” letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the application approvable. The FDA may also determine that additional studies (pre-clinical and/or clinical studies) are necessary, in which case the PMA may be delayed for several months or years while these studies are conducted and the subsequent amendment to the PMA application is submitted. Once granted, approval of the PMA application may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards are not maintained or problems are identified following initial marketing.

Post-approval modifications to the manufacturing process, labeling, device specifications, materials or design of a Class III device may require approval of a PMA supplement. PMA supplements require submission of technical data to support implementation of the proposed change to the Class III device. Payment of a user fee is required for FDA to initiate review of a PMA supplement.

Regulation after FDA Clearance or Approval

Any devices we manufacture or distribute pursuant to clearance or approval by the FDA are subject to comprehensive and continuing regulation by the FDA and certain state agencies. We are required to adhere to applicable regulations setting forth detailed GMP requirements, as set forth in the QSR, which includes testing, control and documentation requirements. Non-compliance with these standards can result in fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to grant 510(k) clearance or PMA of devices, withdrawal of marketing approvals and criminal prosecutions. We have designed and implemented quality platform processes within our manufacturing facilities in order to comply with FDA’s GMP requirements.

Because we are a medical device manufacturer, we must also comply with the FDA’s medical device reporting requirements whenever there is evidence that reasonably suggests that one of our products may have caused or contributed to a death or serious injury. We must also report any incident in which our product has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury if it were to recur.

Labeling, advertising, and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by the FDA may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution. We have implemented quality platform processes and advertising/promotional policies designed to comply with these requirements.

Environmental Regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Some of these laws require us to obtain licenses or permits to conduct our operations. We have numerous policies and quality platform procedures in place to ensure compliance with these laws and to minimize the risk of occupational exposure to hazardous materials. We do not expect the operations of our products to produce significant quantities of hazardous or toxic waste or radiation that would require the use of extraordinary disposal practices. Although the costs to comply with these applicable laws and regulations have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Export Regulations

Medical devices that are legally marketed in the United States may be exported anywhere in the world without prior FDA notification or approval. Devices that have not been approved or cleared in the United States must follow the export provisions of the FDCA. Depending on which section of the FDCA we may export under, we may need to request an export permit letter or export certificate, or we may need to submit a simple notification. Export certificates may be requested by foreign customers or foreign governments to provide proof of the products’ status as regulated by the FDA. The export certificate is prepared by FDA and contains information about a product’s regulatory or marketing status in the United States.

Clinical Laboratory Improvement Amendments of 1988

The use of our products is also affected by CLIA, and related federal and state regulations, which provide for regulation of laboratory testing. Any customers using our products for clinical use in the United States will be regulated under CLIA, which establishes quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test was performed. In particular, these regulations mandate that clinical laboratories must be certified by the federal government or a federally approved accreditation agency, or must be located in a state that has been deemed exempt from CLIA requirements because the state has in effect laws that provide for requirements equal to or more stringent than CLIA requirements. Moreover, these laboratories must meet quality assurance, quality control and personnel standards, and they must undergo proficiency testing and inspections. The CLIA standards applicable to clinical laboratories are based on the complexity of the method of testing performed by the laboratory, which range from “waived” to “moderate complexity” to “high complexity.” We expect our future tests to all be rated moderately complex or meet the CLIA waiver criteria for tests that are simple and are judged by the FDA to process a low risk for erroneous results.

Foreign Government Regulation

We intend to market our products in European and other select international markets. The regulatory pre-market requirements for molecular devices vary from country to country. Some countries impose product standards, packaging requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject us to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. For products sold in the European Economic Area, we have self-declared a Declaration of Conformity under the relevant sections of the applicable European Community standards and other normative documents.

Fraud and Abuse Regulations

We are subject to numerous federal and state health care anti-fraud laws, including the federal anti-kickback statute and False Claims Act that are intended to reduce waste, fraud and abuse in the health care industry. These laws are broad and subject to evolving interpretations. They prohibit many arrangements and practices that are lawful in industries other than health care, including certain payments for consulting and other personal services, some discounting arrangements, the provision of gifts and business courtesies, the furnishing of free supplies and services, and waivers of payments. In addition, many states have enacted or are considering laws that limit arrangements between medical device manufacturers and physicians and other health care providers and require significant public disclosure concerning permitted arrangements. These laws are vigorously enforced against medical device manufacturers and have resulted in manufacturers paying significant fines and penalties and being subject to stringent corrective action plans and reporting obligations. We must—and do—operate our business within the requirements of these laws and, if we are ever accused of violating them, we could be forced to expend significant resources on investigation, remediation and monetary penalties.

Patient Protection and Affordable Care Act

Our operations are affected by the federal Patient Protection and Affordable Care Act of 2010, as modified by the Health Care and Education Reconciliation Act of 2010, which we refer to as the Health Care Act. The Health Care Act imposes a 2.3% excise tax on sales of medical devices by manufacturers. Taxable devices include any medical device defined in section 201(h) of the FDCA and intended for use by humans, with limited exclusions for devices purchased by the general public at retail for individual use. There is no exemption for small companies, and we began paying the tax in January 2013. The Health Care Act also requires manufacturers to report to the Department of Health and Human Services detailed information about financial arrangements with physicians and teaching hospitals. These reporting provisions preempt state laws that require reporting of the same information, but not those that require reports of different or additional information. Failure to comply subjects the manufacturer to significant civil monetary penalties.

Employees

We currently have 72 full-time employees located in Salt Lake City, Utah. We also contract for hire with approximately five outside consultants and contractors.

Legal Proceedings

We are not currently a party to any pending or threatened legal proceeding or government investigations.

MANAGEMENT

Executive Officers and Directors

Set forth below is a list of the names, ages as of May 30, 2014 and positions, and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position

Ryan Ashton	54	President, Chief Executive Officer and Director

Robert Jenison	48	Chief Technology Officer

David Spafford	53	Director and Executive Chairman

Stephen Aldous	53	Director

Ryan Ashton – President, Chief Executive Officer and Director.   Mr. Ashton joined us in January 2005 and has served as our President, Chief Executive Officer and a Director since then. Prior to joining us, from 2001 to 2005 he served as the CEO of Printelligent Corporation. From 1999 to 2001 he served as the Vice President of Sales and Marketing at Inari Inc., a venture-funded technology start-up. Prior to that, Mr. Ashton was hired, in 1989, as a marketing manager of Megahertz Corporation, a manufacturer of communications products for mobile computing, by 1991 he was responsible for all sales and marketing for Megahertz Corporation. By the time his tenure with Megahertz Corporation ended when it was sold to U.S. Robotics in 1995, he was serving as Senior Vice President, Sales and Marketing.

We believe that Mr. Ashton possesses attributes that qualify him to serve as a member of our board of directors, including his depth of operating, strategic, transactional and senior management experience, in addition to his intimate knowledge of our company, as he has been the CEO since 2005, overseeing the development of the technology and the commercialization of our first product.

Robert Jenison – Chief Technology Officer and Senior Vice President of Research.   Mr. Jenison has served as Chief Technology Officer since 2006. From 1999-2006, Mr. Jenison was Associate Director, R&D of Thermo BioStar where he was responsible for establishing a molecular diagnostic testing business. From 1992-1999, Mr. Jenison was a Senior Research Associate at Nexstar Pharmaceuticals responsible for aptamer development. From 1990-1992, Mr. Jenison was a Scientist at ISIS Pharmaceuticals. From 1989-1990, Mr. Jenison was a Research Associate at Research Institute, Scripps Clinic. Mr. Jenison received a B.A.Sc. in Chemistry and Biochemistry from the University of California, San Diego.

David Spafford – Director and Executive Chairman.   Mr. Spafford is a founding investor of Great Basin and has served as Chairman of our Board of Directors since its inception. Mr. Spafford was a co-founder, director and senior executive officer of Megahertz Corporation. Megahertz Corporation completed an initial public offering in 1993 and was acquired by U.S. Robotics in 1995 in a transaction valued at approximately $450 million. Since 1994 Mr. Spafford has focused on angel investing and philanthropic work.

We believe Mr. Spafford possesses specific attributes that qualify him to serve as a member of our board of directors and as our Executive Chairman, including the depth of his sales and marketing and operating experience and his intimate knowledge of our business as a founder, investor and member of the board of directors since our inception.

Stephen Aldous – Director.   Mr. Aldous has been one of our directors since 2010. Mr. Aldous was a co-founder of Megahertz Corporation. He served as director and chief technology officer from 1986 to 1995. Since the acquisition of Megahertz, Mr. Aldous has focused on angel investing and philanthropic work. Mr. Aldous received his BS in electrical engineering from the University of Utah in 1985.

We believe that Mr. Aldous possess specific attributes that qualify him to serve as a member of the board of directors, including the depth of his technology and operating experience and his intimate knowledge of our business as an investor and a board member since 2010.

Other Key Personnel

Set forth below is a brief account of the business experience of certain other of our key personnel as of the date of this prospectus

Sandra Nielsen – Vice President of Marketing and Customer Support.   Ms. Nielsen has served as the Vice President of Marketing and Customer Support since 2010. Ms. Nielsen served as the Vice President of Marketing since she joined us in 2010. From 2005 to 2010, Ms. Nielsen served as senior director of marketing for the Data Solutions business unit (formerly Edustructures) of Pearson PLC. From 2004 to 2005, Ms. Nielsen served as the senior director of marketing for Omniture. Previously, she held director-level marketing positions at iBahn (an Internet Service provider serving the Hospitality industry) and Viewpoint Digital (a digital content creation company).

Wesley C. Lindsey – Vice President of Product Development.   Mr. Lindsey has been Vice President of Product Development since 2013, prior to that he was our Director of Product Development from 2010 to 2013. From 2008 to 2010, he was an Associate Director, Assay Development, Infectious Disease for Nanosphere, Inc. Prior to entering this role, Mr. Lindsey was a scientist at Somalogic, Inc. He has also held positions at BioStar, Visible Genetics and R.C.McEntire & Co. He holds a Ph.D. in Genetics and Molecular Biology from Emory University, an M.B.A. from Georgia State University and a B.S. in Biology from Furman University.

Andrew Olson – Vice President of Sales.   Mr. Olson has served as our Vice President of Sales since 2010. From 2007 to 2010, Mr. Olson was Vice President of Sales and Marketing for Signature Genomic Laboratories, a clinical genomics services firm. Prior to that, from 2006 to 2007, Mr. Olson was a Regional Business Manager for Roche Diagnostics, responsible for a U.S. west coast sales team. From 2004 to 2006, Mr. Olson was Product Manager for GeneOhm Sciences, which developed molecular diagnostic testing for the rapid detection of bacterial organisms, including those known to cause healthcare-associated infections. From 1999 to 2004, Mr. Olson held various sales positions at Roche Diagnostics and Fisher Healthcare. Mr. Olson received a B.S. in Molecular Biology from Brigham Young University in 1998 and an MBA from the University of Houston in 2004.

Laurence Rea – Vice President Operations and Engineering.   Mr. Rea has served as Sr. VP of Operations/Engineering since he joined us in 2008. From 2007 through 2008 Mr. Rea was site manager for Inverness/BioStar where he was responsible for the management of the business unit. From 2006 to 2007 Mr. Rea was VP of Operations for Thermo BioStar and managed the engineering, manufacturing and supply chain for the IVD business unit. From 2000-2006, Mr. Rea was Director of Engineering and Thin Film Deposition at Thermo BioStar where he was responsible for creation of thin film deposition surface coatings and manufacturing process for BioStar core products and new molecular diagnostics development. Prior to joining Thermo BioStar, Mr. Rea was a senior engineer with Quantum Corp. responsible for development and commercialization of advanced thin film technologies for hard disk products. Mr. Rea received a B.S. in Physics from the University of Colorado, Boulder.

Jeffrey A. Rona –Financial Consultant. Mr. Rona has served as a financial consultant to Great Basin since 2013 and has served as the Managing Director of Rona Capital, LLC, a life sciences-focused transactional advisory consultancy, since 2011. From 2006 to 2011, Mr. Rona was the Chief Business Officer of GlobeImmune a private life sciences company. Prior to that, from 2003 to 2006, Mr. Rona was the Chief Financial Officer for AlgoRx Pharmaceuticals, a private life sciences company that was merged into a public traded company, Corgentech Inc. Mr. Rona was in the Investment Banking Department at UBS Warburg, a global securities and investment banking firm, from 2000 to 2002. From 1998 to 2000, Mr. Rona served as the Director of Finance and Corporate Development at Antigenics Inc., a life sciences company that went public in 2000, and Mr. Rona was responsible for running the IPO process. In 1998, Mr. Rona was employed by Carr & Company, a private equity firm. From 1990 – 1997, Mr. Rona was with Coopers and Lybrand and its wholly-owned subsidiary Coopers & Lybrand Securities, serving in a variety of capacities. Mr. Rona received a B.S. in Accounting from Case Western Reserve University in 1990.

Other Involvement in Certain Legal Proceedings

None of our directors or executive officers has been involved in any bankruptcy or criminal proceedings, nor have there been any judgments or injunctions brought against any of our directors or executive officers during the last ten years that we consider material to the evaluation of the ability and integrity of any director or executive officer.

Board of Directors Composition and Election of Directors

Our Board of Directors currently consists of three directors. Certain members of our board of directors were elected pursuant to the provisions of a voting agreement with certain holders of our preferred stock. The voting agreement will terminate upon the closing of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Our board of directors will consist of                          members upon the closing of this offering. In accordance with our certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes.

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2015;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2016; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2017.

Upon the closing of this offering, Class I shall consist of Mr.                         , Class II shall consist of Mr.                         , and Class III shall consist of Mr.                         . All directors hold office until their successors have been elected and qualified or until their earlier death, resignation or removal. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of the board of directors may change the authorized number of directors, and the affirmative vote of at least                         % of our outstanding voting stock may amend the provision of our amended and restated bylaws establishing the number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management.

Director Independence

Under the listing requirements and rules of the NASDAQ Capital Market, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

Board Committees

Prior to the effectiveness of this offering, our board of directors will establish an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate, upon the completion of this offering, under a charter that has been approved by our board of directors. The composition of each committee will be effective upon the completion of this offering. Each committee will have a written charter prior to the effectiveness of this offering.

Prior to the effectiveness of this offering, our board of directors will make a determination of the independence of the members of the audit committee, the compensation committee and the nominating and corporate governance committee under The NASDAQ Marketplace Rules, including, in the case of all of the members of our audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934. In making such determination, the board of directors will consider the relationships that each director has with our company and all other facts and circumstances that the board of directors deemed relevant in determining director independence, including the beneficial ownership of our capital stock by each director.

Audit Committee.   Upon the completion of this offering, our audit committee will be comprised of Mr.                          and Mr.                         . Our board of directors has determined that                          is an audit committee financial expert, as defined by the rules of the Securities and Exchange Commission, and satisfies the financial sophistication requirements of applicable NASDAQ rules.

Our audit committee will be authorized to:

•	approve and retain the independent auditors to conduct the annual audit of our financial statements;

•	review the proposed scope and results of the audit;

•	review and pre-approve audit and non-audit fees and services;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services;

•	establish procedures for complaints received by us regarding accounting matters;

•	oversee internal audit functions, if any; and

•	prepare the report of the audit committee that the rules of the Securities and Exchange Commission require to be included in our annual meeting proxy statement.

Compensation Committee.   Upon completion of this offering, our compensation committee will be comprised of         , and         . None of the members of our compensation committee at any time has been one of our officers or employees.

Our compensation committee will be authorized to:

•	review and recommend the compensation arrangements for management, including the compensation for our president and chief executive officer;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock incentive plans; and

•	prepare the report of the compensation committee that the rules of the Securities and Exchange Commission require to be included in our annual meeting proxy statement,

Nominating and Governance Committee.   Upon completion of this offering, our nominating and governance committee will be comprised of         , and             .

Our nominating and governance committee will be authorized to:

•	identify and nominate members of the board of directors;

•	develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and

•	oversee the evaluation of our board of directors.

Insider Participation and Other Relationships

Ryan Ashton, our Chief Executive Officer, is also a member of our board of directors. David Spafford, Stephen Aldous and Ryan Ashton, three of our directors, are also significant shareholders, each having a beneficial ownership of 46.5%, 14.9% and 4.3% respectively of our outstanding common stock equivalents immediately before this offering.

Since January 1, 2013, we had certain debt obligations to Mr. Ashton and Mr. Spafford and issued Mr. Ashton and Mr. Spafford certain notes in connection with their personal guarantees of our obligations, each as more fully described under “Certain Relationships and Related Person Transactions.”

There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Prior to the effectiveness of the offering, our board of directors will adopt a written Code of Business Conduct and Ethics applicable to our employees, officers and directors, including those officers responsible for financial reporting. The Code of Business Conduct and Ethics will be available on our website at www.gbscience.com upon the completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth the compensation paid or accrued during the fiscal years ended December 31, 2012 and December 31, 2013 to our chief executive officer and our other executive officer. We collectively refer to these officers as our “named executive officers” in this prospectus. We have not entered into any employment agreements with our named executive officers, but we intend to enter into employment agreements effective as of the completion of this offering.

Summary Compensation Table

Name and Principal Position	Year	Salary	All Other Compensation	Total
Ryan Ashton President, Chief Executive Officer and Director	2013 2012	$ 285,000 285,000	$ 17,702 (1) 18,390 (2)	$ 302,702 303,390
Robert Jenison Chief Technology Officer	2013 2012	190,000 190,000	16,798 (3) 14,981 (4)	206,798 204,981

(1) Consists of medical insurance payments of $16,552 and dental insurance payments of $1,150.

(2) Consists of medical insurance payments of $17,314 and dental insurance payments of $1,076.

(3) Consists of medical insurance payments of $15,650 and dental insurance payments of $1,147.

(4) Consists of medical insurance payments of $13,908 and dental insurance payments of $1,073.

Narrative to Summary Compensation Table

Our Board of Directors periodically reviews and, when appropriate, adjusts the compensation of management. Our management is eligible to participate in any other compensation or benefit plans, as approved by the Board of Directors, made available to our other employees, including without limitation, stock option plans, health insurance plans, and 401(k) plans.

Mr. Spafford receives compensation in exchange for his services as our Executive Chairman pursuant to a Letter of Appointment as Executive Chairman entered into on                     , 2014, pursuant to which Mr. Spafford shall serve as our Executive Chairman commencing on                     , 2014 for a term of              years terminating upon written notice by either party, removal from office by resolution of the stockholders or upon his office as Executive Chairman being vacated. In exchange for his services, he shall receive an annual fee of $180,000 in addition to his board fees.

There were no grants of any equity awards to directors or officers in connection with their compensation during the fiscal years ended December 31, 2012 or December 31, 2013. Additional information about certain warrants issued as consideration for guaranties of our obligations can be found under the section of this prospectus entitled “Certain Relationships and Related Person Transactions”.

Upon the effectiveness of the registration statement relating to this offering, we plan to adopt the 2014 Omnibus Incentive Plan, which will permit the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other stock-based awards.

Outstanding Equity Awards as of December 31, 2013

The following sets forth information concerning the number and value of unexercised options held by each Named Executive Officer as of December 31, 2013.

Outstanding Equity Awards at Fiscal Year End

	OPTION AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($) (1)	Option Expiration Date

Ryan Ashton	9,583,333	416,667	—	0.16	2/14/2020(2)

Robert Jenison	150,000	—	—	0.25	7/22/2017(3)

	500,000	—	—	0.50	11/7/2017(4)

	4,791,667	208,333	—	0.16	2/14/2020(5)

	100,000	—	—	0.25	7/26/2016(6)

(1)	The option exercise prices in this table reflect the option exercise prices as of December 31, 2013. The option exercise prices were revised in connection with the repurchase and reissuance of options pursuant to the tender offer described in “—Employee Benefit Plans—The Great Basin Inc. 2006 Stock Option Plan and Tender Offer” below.
(2)	This award vested 1/4 of the total underlying shares on February 15, 2011 and 1/48 of the total underlying shares at the end of each month for the remaining 36 months commencing with the first month following the first anniversary of the grant date.
(3)	This award vested 1/4 of the total underlying shares on each of January 26, 2008, 2009, 2010 and 2011.
(4)	This award vested 1/4 of the total underlying shares on each of November 7, 2008, 2009, 2010 and 2011.
(5)	This award vested 1/4 of the total underlying shares on February 15, 2011 and 1/48 of the total underlying shares at the end of each month for the remaining 36 months commencing with the first moth following the first anniversary of the grant date.
(6)	This award vested 1/4 of the total underlying shares on each of July 26, 2007, 2008, 2009 and 2010.

On April 18, 2014, we issued to Ryan Ashton options to purchase 35,000,000 shares of common stock at an option exercise price of $0.01 per share. This award will vest 1/4 of the total underlying shares on November 25, 2014 and 1/48 of the total underlying shares at the end of each month for the remaining 36 months commencing with the first month following the first anniversary of the grant date.

On April 18, 2014, we issued to David Spafford options to purchase 15,000,000 shares of common stock at an option exercise price of $0.01 per share. This award will vest 1/4 of the total underlying shares on November 25, 2014 and 1/48 of the total underlying shares at the end of each month for the remaining 36 months commencing with the first month following the first anniversary of the grant date.

On April 18, 2014, we issued to Robert Jenison options to purchase 11,000,000 shares of common stock at an option exercise price of $0.01 per share. This award will vest 1/4 of the total underlying shares on November 25, 2014 and 1/48 of the total underlying shares at the end of each month for the remaining 36 months commencing with the first month following the first anniversary of the grant date.

Employment, Change in Control and Severance Disclosure

We intend to extend offer letters to Ryan Ashton, Jeffrey Rona and Robert Jenison to be effective upon the consummation of this offering. The letters will provide for at-will employment and will set forth the named executive officer’s initial base salary, initial equity grant amount and eligibility for employee benefits. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement. The key terms of the offer letters to be extended to our named executive officers are described below. Other than the offer letters described below, we have not entered into any arrangements providing for payments or benefits in connection with the resignation, severance, retirement or other termination of any of our named executive officers, changes in their compensation or a change in control.

Ryan Ashton

We intend to extend an offer letter to Mr. Ashton to be our Chief Executive Officer and a member of our board of directors effective upon the consummation of this offering. The letter provides for “at-will” employment and sets forth his initial annual base salary of $425,000 and eligibility to participate in our employee benefit plans and programs, as in effect from time to time. Mr. Ashton would also be entitled to severance in the event of a termination without cause or a constructive termination within one year of a change of control.

Jeffrey A. Rona

Mr. Rona has served as a financial consultant to Great Basin since 2013 and has served as the Managing Director of Rona Capital, LLC, or Rona Capital, a life sciences-focused transactional advisory consultancy, since 2011. We entered into two agreements with Rona Capital since January 1, 2013.

We entered into an initial Financial Advisory Agency Agreement, or the First Rona Agreement, with Rona Capital, dated as of April 15, 2014 wherein Rona Capital provided us with financial advisory services related to our ongoing financing activities prior to this offering. Under the First Rona Agreement, we agreed to pay Rona Capital a total of between $75,000 to $100,000 in fees and bonuses, and agreed to issue Rona Capital Warrants to purchase between 1,800,000 Series D units (which are separable into 1,800,000 Series D Preferred Shares, 1,800,000 Class A warrants and 1,800,000 Class B warrants) and 7,200,000 Series D Units (which are separable into 7,200,000 Series D Preferred shares, 7,200,000 Class A warrants and 7,200,000 class B warrants), upon the completion of an S-1 filing with the SEC. In addition, we agreed to reimburse Rona Capital for reasonable out-of-pocket expenses incurred in connection with its activities under the First Rona Agreement totaling $                . We will also indemnify Rona Capital for claims arising from the First Rona Agreement, subject to certain exceptions.

We also entered into a second Financial Advisory Agency Agreement, or the Second Rona Agreement, with Rona Capital dated as of April 15, 2014 and effective as of June 23, 2014, wherein Rona Capital will provide us with financial advisory services related to our ongoing financing activities. We agreed to pay Rona Capital $15,000 per every 30-day period and additional cash amounts on the achievement of specified milestones, including $50,000 upon the filing of an S-1 with the SEC and $100,000 upon the closing of an initial public offering. We also agreed to issue Mr. Rona warrants to purchase shares of our common stock such that Rona Capital shall own 1% of our outstanding equity that vest upon continued service to us as a consultant. In addition, we agreed to reimburse Rona Capital for reasonable out-of-pocket expenses incurred in connection with its activities under the Second Rona Agreement. As of June 2014, we agreed to pay Rona Capital a total of $15,000 per month and up to $200,000 in bonuses under the Second Rona Agreement. We also agreed to indemnify Rona Capital for claims arising from the Second Rona Agreement, subject to certain exceptions.

We intend to extend an offer letter to Mr. Rona to be our Chief Financial Officer effective upon the consummation of this offering. The letter provides for “at-will” employment and sets forth his initial annual base salary of $                 and eligibility to participate in our employee benefit plans and programs, as in effect from time to time. Mr. Rona would also be entitled to severance in the event of a termination without cause or a constructive termination within one year of a change of control.

Robert Jenison

We intend to extend an offer letter to Mr. Jenison to be our Chief Technology Officer and Senior Vice President of Research, effective upon the consummation of this offering. The letter provides for “at-will” employment and sets forth his initial annual base salary of $250,000 and eligibility to participate in our employee benefit plans and programs, as in effect from time to time. Mr. Jenison would also be entitled to severance in the event of a termination without cause or a constructive termination within one year of a change of control.

Director Compensation During Fiscal Year ended December 31, 2013

Members of our board of directors who are our employees do not receive any fees for their service on our board of directors or for their service as a chair or committee member. Ryan Ashton is our only employee director. Our non-employee directors have not received any compensation for their service during our fiscal year ended December 31, 2013.

In June 2014, the Board approved compensatory arrangements for our directors, to be effective upon the consummation of this offering. These arrangements are as follows:

Director Position	Annual Payment
Director Retainer paid to all directors	$35,000
Lead Director Supplement	$35,000
Audit Committee Chair	$10,000
Audit Committee Member	$5,000
Compensation Committee Chair	$10,000
Compensation Committee Member	$5,000
Governance and Nominating Committee Chair	$5,000
Governance and Nominating Committee Member	$3,000

Ryan Ashton, our Chief Executive Officer, will not be receiving the fees set forth above.

Also, effective upon the effectiveness of the registration statement relating to this offering, we plan to adopt the 2014 Omnibus Incentive Plan, which will permit the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other stock-based awards.

Employee Benefit Plans

The Great Basin, Inc. 2014 Omnibus Incentive Plan

In connection with this offering, we expect to adopt our 2014 Omnibus Incentive Plan, which we refer to as the Omnibus Plan, which will be approved by our board of directors and stockholders prior to this offering and will become effective upon effectiveness of the registration statement relating to this offering. The compensation committee of our board of directors (also referred to herein as the “committee”) will have the authority to administer the Omnibus Plan and will have full power and authority to determine when and to whom awards will be granted, and the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the Omnibus Plan. Subject to the provisions of the Omnibus Plan, the committee may amend or waive the terms and conditions, or accelerate the exercisability, of an outstanding award. The committee will have authority to interpret the Omnibus Plan and establish rules and regulations for the administration of the

Omnibus Plan. In addition, the Omnibus Plan will provide that our board of directors may generally exercise the powers of the committee at any time. Any employee, officer, consultant, independent contractor or director providing services to us or any of our affiliates, who is selected by the committee, will be eligible to receive awards under the Omnibus Plan.

The aggregate number of shares of common stock that may be issued under all stock-based awards made under the Omnibus Plan will be                                          shares. Any shares of common stock that are used by a participant as full or partial payment to us of the purchase price relating to an award, or in connection with the satisfaction of tax obligations relating to an award, shall again be available for granting awards (other than incentive stock options) under the Omnibus Plan. Additionally, any shares of our common stock subject to any award that is terminated or forfeited without delivery of any shares will be available for future awards under the Omnibus Plan. The shares of common stock issuable under the Omnibus Plan may be drawn from shares of authorized but unissued common stock or from shares of common stock that we acquire. No eligible person may be granted any award or awards under the Omnibus Plan, the value of which award or awards is based solely on an increase in the value of shares of common stock after the date of grant of such award or awards, and which is intended to represent “qualified performance based compensation” with the meaning of Section 162(m) of the Code for more than                      shares of our common stock (subject to adjustment in the event of a stock split or similar corporate event), in the aggregate in any taxable year.

In the event that the committee shall determine that any dividend or other distribution (whether in the form of cash, shares of our common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of our common stock or other securities, issuance of warrants or other rights to purchase shares of our common stock or other securities or other event identified by the committee as affecting shares of our common stock such that an adjustment is necessary or appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Omnibus Plan, then the committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of shares of common stock (or other securities or other property) that thereafter may be made the subject of awards, (ii) the number and type of shares of common stock (or other securities or other property) subject to outstanding awards, (iii) the purchase price or exercise price with respect to any award and (iv) the share limitations contained in the Omnibus Plan.

Under the Omnibus Plan, the committee will be permitted and authorized to make the following grants to all eligible persons:

•	Stock Options. The committee may grant stock options to officers and other employees intended to qualify as incentive stock options, as defined in Section 422 of the Code, and may also grant options to employees, consultants, independent contractors and directors that do not qualify as incentive stock options. The holder of an option will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, all as determined by the committee. The exercise price of an option may not be less than 100% of the fair market value of our common stock on the date of grant, or in the case of incentive stock options, 110% of the fair market value of our common stock with respect to holders of more than 10% of our common stock. The fair market value of our common stock will be the closing sale price as quoted on the NASDAQ Capital Market on the date of grant. The Omnibus Plan permits payment of the exercise price to be made by cash, shares of our common stock, other securities, other awards or other property. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date.

•	Stock Appreciation Rights. The holder of a SAR is entitled to receive the excess of the fair market value (calculated as of the exercise date or, at the committee’s discretion, as of any time during a specified period before or after the exercise date) of a specified number of shares of our common stock over the grant price of the SAR, as determined by the committee, paid solely in shares of common stock. SARs vest and become exercisable in accordance with a vesting schedule established by the committee.

•	Restricted Stock and Restricted Stock Units. The holder of restricted stock will own shares of our common stock subject to restrictions imposed by the committee (including, for example, restrictions on transferability or on the right to vote the restricted shares or to receive any dividends with respect to the shares) for a specified time period determined by the committee. The restrictions, if any, may lapse or be waived separately or collectively, in installments or otherwise, as the committee may determine. The holder of restricted stock units will have the right, subject to any restrictions imposed by the committee, to receive shares of our common stock at some future date determined by the committee.

•	Performance Awards. Performance awards give participants the right to receive payments in cash, stock or property based solely upon the achievement of certain performance goals during a specified performance period. Subject to the terms of the Omnibus Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award is determined by the committee. No eligible person may be granted performance awards in excess of shares of our common stock (subject to adjustment in the event of a stock split or similar event) in the aggregate in any taxable year.

•	Dividend Equivalents. The committee may grant dividend equivalents under which the participant is entitled to receive payments (in cash, shares of common stock, other securities, other awards or other property as determined in the discretion of the committee) equivalent to the amount of cash dividends paid by us to holders of shares of common stock with respect to a number of shares of common stock determined by the committee.

•	Other Stock Awards. The committee may grant unrestricted shares of our common stock, subject to terms and conditions determined by the committee and the Omnibus Plan limitations.

The term of awards will not be longer than ten years, or in the case of incentive stock options, longer than five years with respect to holders of more than 10% of our common stock. The committee may permit accelerated vesting of an award upon the occurrence of certain events, including a change in control, regardless of whether the award is assumed, substituted or otherwise continued in effect by the successor corporation. The acceleration of vesting in the event of a change in the ownership or control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

Awards under the Omnibus Plan may be subject to performance goals, including revenue, cash flow, gross profit, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, net earnings, earnings per share, margins (including one or more of gross, operating and net income margins), returns (including one or more of return on assets, equity, investment, capital, revenue and total stockholder return), stock price, economic value added, working capital, market share, cost reductions, workforce satisfaction and diversity goals, employee retention, customer satisfaction, completion of key projects and strategic plan development and implementation. The goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria.

Unless earlier discontinued or terminated by the board, the Omnibus Plan will expire in . No awards may be made after that date. However, unless otherwise expressly provided in an applicable award agreement, any award granted under the Omnibus Plan prior to expiration may extend beyond the end of such period through the award’s normal expiration date. Our board of directors may amend, suspend or terminate the Omnibus Plan at any time, provided that our board of directors will get stockholder approval when necessary to not violate the rules of the NASDAQ Capital Market, to allow the grant of incentive stock options, to increase the number of shares of common stock authorized under the Omnibus Plan, to grant or reprice options or SARs with an exercise price less than the fair market value of the common stock, or to prevent the grant of options or SARs that would qualify under Section 162(m) of the Code. The committee may not amend an outstanding award in a manner that adversely affects the holder of the award without the holder’s consent.

The Great Basin, Inc. 2014 Stock Option Plan

The Great Basin, Inc. 2014 Stock Option Plan, which we refer to as the 2014 Stock Option Plan, was adopted by our board of directors on April 18, 2014 and approved by our stockholders on April 21, 2014 and became effective on April 18, 2014. The compensation committee of our board of directors (also referred to herein as the “committee”) has authority to administer the 2014 Stock Option Plan and will have full power and authority to determine when and to whom awards will be granted, and the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the 2014 Stock Option Plan. Subject to the provisions of the 2014 Stock Option Plan, the committee may amend or waive the terms and conditions, or accelerate the exercisability, of an outstanding award. The committee has authority to interpret the 2014 Stock Option Plan and establish rules and regulations for the administration of the 2014 Stock Option Plan. In addition, our board of directors may generally exercise the powers of the committee at any time. Any employee, officer, consultant, independent contractor or director providing services to us or any of our affiliates, who is selected by the committee, is eligible to receive awards under the 2014 Stock Option Plan.

The aggregate number of shares of common stock that may be issued under all stock-based awards made under the 2014 Stock Option Plan will be 150,000,000 shares. Any shares of common stock that are used by a participant as full or partial payment to us of the purchase price relating to an award, or in connection with the satisfaction of tax obligations relating to an award, shall again be available for granting awards (other than incentive stock options) under the 2014 Stock Option Plan. Additionally, any shares of our common stock subject to any award that is terminated or forfeited without delivery of any shares will be available for future awards under the 2014 Stock Option Plan. The shares of common stock issuable under the 2014 Stock Option Plan may be drawn from shares of authorized but unissued common stock or from shares of common stock that we acquire. No eligible person may be granted any award or awards under the 2014 Stock Option Plan, the value of which award or awards is based solely on an increase in the value of shares of common stock after the date of grant of such award or awards, and which is intended to represent “qualified performance based compensation” with the meaning of Section 162(m) of Code, for more than shares of our common stock (subject to adjustment in the event of a stock split or similar corporate event), in the aggregate in any taxable year.

In the event that the committee shall determine that any dividend or other distribution (whether in the form of cash, shares of our common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of our common stock or other securities, issuance of warrants or other rights to purchase shares of our common stock or other securities or other event identified by the committee as affecting shares of our common stock such that an adjustment is necessary or appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2014 Stock Option Plan, then the committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of shares of common stock (or other securities or other property) that thereafter may be made the subject of awards, (ii) the number and type of shares of common stock (or other securities or other property) subject to outstanding awards, (iii) the purchase price or exercise price with respect to any award and (iv) the share limitations contained in the 2014 Stock Option Plan.

Under our 2014 Stock Option Plan, the committee is permitted and authorized to make the following grants to all eligible persons:

•

Stock Options. The committee may grant stock options to officers and other employees intended to qualify as incentive stock options, as defined in Section 422 of the Code, and may also grant options to employees, consultants, independent contractors and directors that do not qualify as incentive stock options. The holder of an option will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, all as determined by the committee. The exercise price of an option may not be less than 100% of the fair market value of our common stock on the date of grant, or in the case of incentive stock options, 110% of the fair market value of our common stock with respect to holders of more than 10% of our common stock. The fair market value of our common stock will be the closing sale price as quoted on the NASDAQ Capital Market on the date of grant. The 2014 Stock Option Plan permits payment of the exercise price to be made by cash, shares of our common stock, other securities, other awards or other property. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date. No employee may be granted stock options to the extent the aggregate fair market value (determined as of the time each Option is granted) of the common stock with respect to which any such options are exercisable would exceed $100,000.

•	Stock Appreciation Rights. The holder of a SAR is entitled to receive the excess of the fair market value (calculated as of the exercise date or, at the committee’s discretion, as of any time during a specified period before or after the exercise date) of a specified number of shares of our common stock over the grant price of the SAR, as determined by the committee, paid solely in shares of common stock. SARs vest and become exercisable in accordance with a vesting schedule established by the committee.

The term of awards will not be longer than ten years, or in the case of incentive stock options, longer than five years with respect to holders of more than 10% of our common stock. The committee may permit accelerated vesting of an award upon the occurrence of certain events, including a change in control, regardless of whether the award is assumed, substituted or otherwise continued in effect by the successor corporation. The acceleration of vesting in the event of a change in the ownership or control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

Awards under the 2014 Stock Option Plan may be subject to performance goals, including revenue, cash flow, gross profit, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, net earnings, earnings per share, margins (including one or more of gross, operating and net income margins), returns (including one or more of return on assets, equity, investment, capital, revenue and total stockholder return), stock price, economic value added, working capital, market share, cost reductions, workforce satisfaction and diversity goals, employee retention, customer satisfaction, completion of key projects and strategic plan development and implementation. The goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria.

Unless earlier discontinued or terminated by the board, the 2014 Stock Option Plan will expire on April 17, 2024. No awards may be made after that date. However, unless otherwise expressly provided in an applicable award agreement, any award granted under the 2014 Stock Option Plan prior to expiration may extend beyond the end of such period through the award’s normal expiration date. Our board of directors may amend, suspend or terminate the 2014 Stock Option Plan at any time, provided that our board of directors will get stockholder approval when necessary to not violate the rules of the NASDAQ Capital Market, to allow the grant of incentive stock options, to increase the number of shares of common stock authorized under the 2014 Stock Option Plan, to grant or reprice options or SARs with an exercise price less than the fair market value of the common stock, or to prevent the grant of options or SARs that would qualify under Section 162(m) of the Code. The committee may not amend an outstanding award in a manner that adversely affects the holder of the award without the holder’s consent.

The Great Basin Inc. 2006 Stock Option Plan and Tender Offer

On                     , we launched a tender offer to eligible employees to exchange all of the stock options held by such employees under the Great Basin Inc. 2006 Stock Option Plan, or the 2006 Stock Option Plan, for new options under the 2014 Stock Option Plan. Following the expiration of the tender offer on                 , 2014, we

will accept for exchange eligible options to purchase an aggregate of                  shares of our common stock. In accordance with the terms and conditions of the tender offer, on                 , 2014, we will grant                  new options in exchange for the cancellation of such tendered options. All of the named executive officers holding stock options under the 2006 Stock Option Plan are expected to participate in the tender offer. The objective of the tender offer is to provide employees who elected to participate with new options, the terms of which preserve the original incentive effect of our equity incentive programs in light of market and industry wide economic conditions, and resolve uncertainty concerning documentation and approval of the options. The terms of the 2006 Stock Option Plan are substantially similar to the 2014 Stock Option Plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since January 1, 2011, we were a participant in certain transactions and relationships with related persons as more fully described below.

Convertible Notes and Related Warrants

Since January 1, 2011, we have debt obligations to certain persons in connection with convertible notes with related persons as described below. Each of these notes convert to shares of common stock as set forth below.

On March 10, 2014, we issued a convertible promissory note with an 8% interest rate and 2,500,000 warrants to DRS, LLC, an entity controlled by David Spafford, one of our directors. The consideration paid by DRS, LLC for the note and warrants was $100,000. The maturity date for the promissory note was March 10, 2015, or upon a qualified equity financing of at least $5 million. This was a bridge financing for general working capital purposes. We expect this promissory note to convert to shares of common stock in connection with the consummation of this Offering.

On February 26, 2014, we issued a convertible promissory note with an 8% interest rate and 5,000,000 warrants to Ryan Ashton, our Chief Executive Officer. The consideration paid by Mr. Ashton for the note and warrants was $200,000. The maturity date for the promissory note was February 26, 2015, or upon or a qualified equity financing of at least $5 million. This was a bridge financing for general working capital purposes. We expect this promissory note to convert to shares of common stock in connection with the consummation of this Offering.

During 2013, we issued promissory notes to SSA Ventures, LLC and SBS Charitable Remainder Trust U/A/D November 27, 1995 (entities controlled by Mr. Aldous) reflecting obligations of $571,000 and $2,000,000 respectively. The principal balance of these notes, along with accrued interest of $21,901 and $67,068 respectively, converted to shares of Series C Preferred Stock at $0.0246 per share.

During 2013, we issued a promissory note to Bourne Spafford Charitable Trust U/A/D May 15, 1995 (controlled by Mr. Spafford) reflecting an obligation of $200,000. This note had an 8% interest rate. The principal and $7,540 of accrued interest converted into shares of Series C Preferred Stock at $0.0246 per share.

During 2013, we issued a promissory note to Krispen Family Holdings, LC reflecting an obligation of $571,000. This note had an 8% interest rate. The principal and $24,154 of accrued interest converted into shares of Series C Preferred Stock at $0.0246 per share.

During 2012 we issued convertible promissory notes to Spring Forth Investments LLC and the Bourne Spafford Charitable Trust U/A/D May 15, 1995 (entities controlled by Mr. Spafford) in the aggregate amount of $2,880,000. Each of these notes had an 8% interest rate. The principal and $52,655 of accrued interest converted into shares of Series B Preferred Stock at $0.16 per share.

During 2012 and 2013, we issued convertible notes to Krispen Family Holdings, LC in the aggregate amount of $2,880,000. Each of these notes had an 8% interest rate. The principal and $36,331 of accrued interest converted into shares of Series B Preferred Stock at $0.16 per share.

During 2012 and 2013, we issued convertible notes to SSA Ventures, LLC in the aggregate amount of $2,880,000. Each of these notes had an 8% interest rate. The principal and $39,700 of accrued interest converted into shares of Series B Preferred Stock at $0.16 per share.

During 2011 and 2012, we issued convertible notes to SSA Ventures, LLC in the aggregate amount of $2,050,000. Each of these notes had an 8% interest rate. The principal and $182,919 of accrued interest converted into shares of Series A Preferred Stock at $0.16 per share.

During 2011 and 2012, we issued convertible notes to Spring Forth Investments LLC in the aggregate amount of $2,050,000. Each of these notes had an 8% interest rate. The principal and $184,901 of accrued interest converted into shares of Series A Preferred Stock at $0.16 per share.

During 2011 and 2012, we issued convertible notes to Krispen Family Holdings, LC in the aggregate amount of $2,050,000. Each of these notes had an 8% interest rate. The principal and $184,037 of accrued interest converted into shares of Series A Preferred Stock at $0.16 per share.

Master Lease Agreement with Onset and Related Warrants

We entered into a Master Lease Agreement to provide for the sale-leaseback of molecular diagnostic analyzers. We have completed two lease schedules under this lease agreement: Lease Schedule 001 dated October 29, 2013 for the sale of 125 molecular diagnostic analyzers for a purchase price of $2,500,000, which are being leased back for 36 monthly payments of $74,875 and Lease Schedule 002 dated April 1, 2014 for the sale of 75 molecular diagnostic analyzers for a purchase price of $1,500,000, which are being leased back for 24 monthly payments of $64,665. At the end of the lease term of Schedule 001, the lease will automatically renew for twelve additional months at the current monthly rate unless we give written notice 150 days prior to the end of the lease. If timely notice is given we have the opportunity to: 1) repurchase the analyzers for a negotiated purchase price, not to exceed forty percent of their original cost; or 2) terminate the lease, return the property and enter into a new lease with new property that replaces the property of the old lease. Both we and the lessor will have the right to reject any terms of option 1 or 2 and if rejected, the 12 month extension shall apply. Schedule 002 does not include a purchase option, but provides that following a successful capital raise, the lessor will use its commercially accepted best efforts to amend Schedule 002 on more favorable terms. We are accounting for these transactions as a capital lease sale-leaseback in accordance with ASC 840 “Leases.”

Our obligations pursuant to the sale-leaseback agreement are secured by letters of credit obtained by third parties in an aggregate amount of $3,000,000. These letters of credit were issued by a bank for the benefit of the lessor. Pursuant to two reimbursement agreements we entered into with those third parties in connection with these letters of credit, we have agreed to pay them 10% interest per annum on the total amount of the letter of credit. Under the reimbursement agreements, we are also obligated to reimburse those third parties for any draws made under the letters of credit. As of June 20, 2014, no draws on the line of credit had taken place. Our obligations under the reimbursement agreements are secured by a security interest in all of our assets pursuant to security agreements effective the dates of the respective lease schedule.

Ryan Ashton, our chief executive officer, and David Spafford, one of our directors, each personally guaranteed our obligations under the lease agreement. On November 25, 2013, we issued Mr. Ashton warrants to purchase 10,000,000 shares of common stock and Mr. Spafford warrants to purchase 10,000,000 shares of common stock, each in compensation for their personal guarantees of our obligations under the lease agreement.

Voting Agreement

On February 16, 2010 we entered into a voting agreement under which certain holders of our preferred stock, including entities affiliated with certain of our directors, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Pursuant to the voting agreement, (i) the parties agreed to vote their shares to set the size of the board at five directors, (ii) the holders of a majority of our Series A Preferred Stock, voting as a separate class, elect three directors to our board, and (iii) the holders of a majority of our common stock, voting as a separate class, elect two members to our board.

In connection with the issuance of our Series D Preferred Stock, the Voting Agreement was amended and restated on April 21, 2014. Pursuant to this amendment and restatement, (i) the parties agreed to vote their shares to set the size of the board at three directors, (ii) the holders of common stock, voting as a separate class, elect one director to our board, (iii) the holders of our Series C Preferred Stock, voting as a separate class, elect one director to our board and (iv) the holders of our Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock, voting together as a separate class, elect one director to our board. Upon the closing of this offering, the board election voting provisions contained in the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Investor Rights Agreement

On February 16, 2010, we entered into an investor rights agreement with the holders of our outstanding Series A preferred stock, including entities affiliated with certain of our directors. On November 26, 2013, the investor rights agreement was amended in connection with the issuance of Series C Preferred Stock and Series C-1 Preferred Stock. On April 21, 2014, the investor rights agreement was amended in connection with the issuance of Series D Preferred Stock. As of June 20, 2014, the holders of 548,067,691 shares of our Series A preferred stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock, including common stock issuable upon the conversion of our preferred stock, are entitled to rights with respect to the registration of their shares of common stock following this offering under the Securities Act pursuant to this amended and restated investor rights agreement. For a description of these registration rights, see the section titled “Description of Capital Stock —Registration Rights.”

Indemnification Provisions

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements, and our certificate of incorporation and bylaws, require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Policies and Procedures for Transactions with Related Persons

After the effectiveness of the registration statement of which this prospectus forms a part, we expect that our audit committee will review for potential conflict of interest situations, on an ongoing basis, any future proposed transaction, or series of transactions, with related persons, and either approve or disapprove each reviewed transaction or series of related transactions with related persons.

In connection with the consummation of this offering, we expect to adopt a written policy and procedures with respect to related person transactions, which includes specific provisions for the approval of related person transactions. Pursuant to this policy, related person transactions include a transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which we and certain enumerated related persons participate, the amount involved exceeds $120,000 and the related person has a direct or indirect material interest.

In the event that a related party transaction is identified, such transaction must be reviewed and approved or ratified by our audit committee. If it is impracticable for our audit committee to review such transaction, the transaction will be reviewed by the chair of our audit committee, whereupon the chair of our audit committee will report to the audit committee the approval or disapproval of such transaction.

In reviewing and approving related person transactions, the audit committee, or its chair, shall consider all information that the audit committee, or its chair, believes to be relevant and important to a review of the transaction. The audit committee or its chair, as the case may be, shall approve only those related person transactions that are determined to be in, or not inconsistent with, our best interests and that of our stockholders, taking into account all available relevant facts and circumstances available to the audit committee or the chair. These facts and circumstances will typically include, but not be limited to, the benefits of the transaction to us; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions that would be available to unrelated third parties or to employees generally. No member of the audit committee shall participate in any review, consideration or approval of any related person transaction with respect to which the member or any of his or her immediate family members is the related person.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 20, 2014, on an actual basis and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

•	our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each stockholder known by us to own beneficially more than five percent of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of June 20, 2014, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 571,186,406 shares of common stock equivalents outstanding on June 20, 2014, which reflects the assumed conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 548,067,691 shares of common stock in connection with the closing of this offering. The percentage of beneficial ownership after the completion of this offering is based on                          shares of common stock outstanding immediately after the closing of this offering, assuming no exercise of the underwriters’ option to purchase shares of our common stock.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Great Basin Scientific, Inc., 2441 South 3850 West, Salt Lake City, UT 84120.

		Percentage of Common Share Equivalents Beneficially Owned
Name of Beneficial Owner	Number of Common Share Equivalents Beneficially Owned	Before Offering	After Offering
Named Executive Officers and Directors:

Ryan Ashton (1)	25,655,737	4.3%

David Spafford (2)	305,934,450	46.5%

Stephen Aldous (3)	86,282,939	14.9%

Robert Jenison (4)	5,750,000	1.0%

All Executive Officers and Directors as a Group (4 Persons)	423,623,126	61.0%

Other Five Percent Stockholders:

Onset Financial, Inc. (5)	58,650,407	10.1%

Krispen Family Holdings, L.C. (6)	85,467,214	14.8%

*	Represents less than 1% of the outstanding shares of common stock

(1)	Represents 655,737 shares of common stock and options and warrants to purchase 25,000,000 shares of common stock that are currently exercisable or exercisable within 60 days after June 20, 2014.
(2)	Represents (i) 2,167,074 shares of common stock, warrants to purchase 12,231,727 shares of common stock and warrants for 2,231,727 shares Series A Preferred stock owned by Mr. Spafford; (ii) shares owned by Spring Forth Investments LLC, an entity controlled by Mr. Spafford, which owns 100,000 shares of common stock, 29,580,629 shares of Series A Preferred Stock, 5,719,507 shares of Series B Preferred stock, 32,000,000 shares of Series D Preferred stock, 32,000,000 Class A warrants to purchase common stock and 32,000,000 Class B warrants to purchase common stock; (iii) 350,000 shares of common stock owned by DSM Ventures, an entity controlled by Mr. Spafford; (iv) 500,000 shares of common stock and warrants to purchase 2,500,000 shares of common stock owned by DRS, LLC, an entity controlled by Mr. Spafford; (v) shares owned by Craig F. McCullough, Trustee, SBS Charitable Remainder Trust U/A/D November 27, 1995, a trust affiliated with Mr. Spafford, which owns 248,630 shares of common stock, warrants to purchase 4,445,456 shares of common stock, 5,481,413 shares of Series A Preferred Stock and 84,027,175 shares of Series C-1 Preferred Stock; (vi) shares owned by Craig F. McCullough, Trustee, DRS Charitable Remainder Trust U/A/D May 5, 1993, a trust affiliated with Mr. Spafford, which owns 51,370 shares of common stock, warrants to purchase 918,240 shares of common stock, 1,132,532 shares of Series A Preferred Stock and 37,202,807 shares of Series C Preferred Stock; and (vii) shares owned by Bourne Spafford Charitable Trust U/A/D May 15,1995, a trust affiliated with Mr. Spafford, which owns 12,609,589 shares of Series B Preferred Stock and 8,436,574 shares of Series C Preferred Stock.
(3)	Represents shares and warrants held by SSA Ventures, LLC, an entity controlled by Mr. Aldous, which owns 1,000,000 shares of common stock, 36,256,935 shares of Series A Preferred stock, 18,248,128 shares of Series B Preferred Stock, 24,101,682 shares of Series C Preferred stock, and warrants to purchase 6,676,194 shares of common stock.
(4)	Represents options to purchase 5,750,000 shares of common stock that are currently exercisable or exercisable within 60 days after June 20, 2014.
(5)	Represents 40,650,407 shares of Series C Preferred Stock, 6,000,000 shares of Series D Preferred stock, 6,000,000 Class A warrants to purchase common stock and 6,000,000 Class B warrants to purchase common stock. The principal address of Onset Financial, Inc. is 10813 S River Front Pkwy #450, South Jordan, UT 84095.
(6)	Represents shares held by Krispen Family Holdings, L.C. owns 1,000,000 shares of common stock, 35,504,809 shares of Series A Preferred stock, 18,227,068 shares of Series B Preferred stock, and 24,193,255 shares of Series C Preferred Stock. Krispen Family Holdings, L.C. also owns warrants to purchase 6,542,082 shares of common stock. The principal address of Krispen Family Holdings, L.C. is 2012 E Aspen View Court, Sandy, UT 84092.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Leasing Facility and Letters of Credit

We entered into a Master Lease Agreement to provide for the sale-leaseback of molecular diagnostic. We have completed two lease schedules under this lease agreement: Lease Schedule 001 dated October 29, 2013 for the sale of 125 molecular diagnostic analyzers for a purchase price of $2,500,000, which are being leased back for 36 monthly payments of $74,875 and Lease Schedule 002 dated April 1, 2014 for the sale of 75 molecular diagnostic analyzers for a purchase price of $1,500,000, which are being leased back for 24 monthly payments of $64,665. At the end of the lease term of Schedule 001, the lease shall automatically renew for twelve additional months at the current monthly rate unless we give written notice 150 days prior to the end of the lease. If timely notice is given we have the opportunity to: 1) repurchase the analyzers for a negotiated purchase price, not to exceed forty percent of their original cost; or 2) terminate the lease, return the property and enter into a new lease with new property that replaces the property of the old lease. Both us and the lessor shall have the right to reject any terms of option 1 or 2 and if rejected, the 12 month extension shall apply. Schedule 002 does not include a purchase option, but provides that following a successful capital raise, the lessor will use its commercially accepted best efforts to amend Schedule 002 on more favorable terms. We are accounting for these transactions as a capital lease sale-leaseback in accordance with ASC 840 “Leases”.

Our obligations pursuant to the sale-leaseback agreement are secured by letters of credit obtained by third parties in an aggregate amount of $3,000,000. These letters of credit were issued by a bank for the benefit of the lessor. Pursuant to two reimbursement agreements we entered into with those third parties in connection with these letters of credit, we have agreed to pay them 10% interest per annum on the total amount of the letter of credit. Under the reimbursement agreements, dated October 30, 2013 and March 21, 2014, we are also obligated to reimburse those third parties for any draws made under the letters of credit. As of June 20, 2014, no draws on the line of credit had taken place. Our obligations under the reimbursement agreements are secured by a security interest in all of our assets pursuant to security agreements effective the dates of the respective lease schedule.

Ryan Ashton, our chief executive officer, and David Spafford, one of our directors, each personally guaranteed our obligations under the lease agreement. On November 25, 2013, we issued Mr. Ashton warrants to purchase 10,000,000 shares of common stock and Mr. Spafford warrants to purchase 10,000,000 shares of common stock, each in compensation for their personal guarantees of our obligations under the Onset Lease Agreement.

Convertible Promissory Notes

On March 3, 2014, we issued a convertible promissory note with an 8% interest rate and 2,500,000 warrants to Bill Hammond. The consideration paid by Mr. Hammond for the note and warrants was $100,000. The maturity date for the promissory note was March 3, 2015, or upon or a qualified equity financing of at least $5 million. This was a bridge financing for general working capital purposes. We expect this promissory note to convert to shares of common stock in connection with the consummation of this offering.

On March 10, 2014, we issued a convertible promissory note with an 8% interest rate and 2,500,000 warrants to DRS, LLC, an entity controlled by David Spafford. The consideration paid by DRS, LLC for the note and warrants was $100,000. The maturity date for the promissory note was March 10, 2015, or upon or a qualified equity financing of at least $5 million. This was a bridge financing for general working capital purposes. We expect this promissory note to convert to shares of common stock in connection with the consummation of this offering.

On February 26, 2014, we issued a convertible promissory note with an 8% interest rate and 5,000,000 warrants to Ryan Ashton. The consideration paid by Mr. Ashton for the note and warrants was $200,000. The maturity date for the promissory note was February 26, 2015, or upon a qualified equity financing of at least $5 million. This was a bridge financing for general working capital purposes. We expect this promissory note to convert to shares of common stock in connection with the consummation of this offering.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

Upon the closing of this offering and the filing of our Fifth Amended and Restated Certificate of Incorporation, our authorized capital stock will consist of         shares of common stock, par value $0.001 per         share and shares of preferred stock, par value $0.001 per share. The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective upon the closing of this offering, our outstanding warrants, and Delaware General Corporation Law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and the warrants, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporation Law.

Common Stock

As of June 20, 2014, there are 23,118,715 shares of common stock issued and outstanding. After giving effect to the conversion of all the outstanding shares of our preferred stock into 548,067,691 shares of common stock immediately prior to the closing of this offering, there would have been 571,186,406 shares of our common stock outstanding on that date held by             stockholders of records. As of June 20, 2014, there were outstanding options to purchase 119,750,000 shares of common stock and warrants to purchase 357,556,907 shares of common stock. As of June 20, 2014, there were also warrants to purchase 2,231,721 shares of Series A Preferred Stock and warrants to purchase 1,823,498 shares of Series D Preferred Stock, each of which will convert into warrants to purchase shares of our common stock immediately prior to the closing of this offering.

Voting Rights.   Holders of our common stock are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of the holders of common stock. The affirmative vote of holders of at least         of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Dividends.   Subject to certain preferences applicable to outstanding preferred stock, each share of common stock is entitled to receive dividends as may be declared by our Board of Directors from time to time out of funds legally available therefor.

Liquidation.   In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment in full of all of our creditors and payment of the liquidation preference of any outstanding preferred stock.

Rights and Preferences.   Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Immediately prior to the closing of this offering, all outstanding shares of our preferred stock will convert into shares of common stock. Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                 shares of preferred stock in one or more series and to

fix the number, rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock.

The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. We have no current plan to issue any shares of preferred stock.

Stock Options

As of June 20, 2014, options to purchase an aggregate of 119,750,000 shares of common stock were outstanding under the 2006 Stock Option Plan and 2014 Stock Option Plan and 30,250,000 additional shares of common stock were available for future grants under such plans.

On                 , we launched a tender offer to eligible employees to exchange all of the stock options held by such employees under the 2006 Stock Option Plan for new options under the 2014 Stock Option Plan. Following the expiration of the tender offer on                 , 2014, we accepted for exchange eligible options to purchase an aggregate of                  shares of our common stock. In accordance with the terms and conditions of the tender offer, on                 , 2014, we granted                  new options in exchange for the cancellation of such tendered options. All of the named executive officers holding options issued under the 2006 Stock Option Plan participated in the tender offer. The objective of the tender offer was to provide employees who elected to participate with new options, the terms of which preserve the original incentive effect of our equity incentive programs in light of market and industry wide economic conditions.

Further additional information regarding the terms of the options issued under the 2006 Stock Plan and the 2014 Stock Option Stock Plan can be found under “Executive and Director Compensation -- Employee Benefit Plans”.

Warrants

As of June 20, 2014, we had outstanding warrants to purchase 357,556,907 shares of common stock, 2,231,721 shares of Series A Preferred Stock and 1,823,498 shares of Series D Preferred Stock. The warrants to purchase shares of Series A Preferred Stock and Series D Preferred Stock will convert into warrants to purchase shares of our common stock immediately prior to the closing of this offering.

Of the outstanding warrants described above, warrants to purchase 152,747,370 shares of common stock were issued as “Class A Warrants” and warrants to purchase 138,068,714 shares of common stock were issued as “Class B Warrants”, all of which are outstanding. Each Class A Warrant represents the right to purchase one share of our common stock at an exercise price of $0.0246 per share (subject to adjustment in the event that we issue common stock or securities convertible into common stock at a price lower than the then-current exercise price). Each Class B Warrant represents the right to purchase one share of common stock at an exercise price of $0.001 per share. The Class A Warrants and Class B Warrants are subject to the terms of a Unit Purchase Agreement, a Class A Warrant and a Class B Warrant, as applicable. The following is a brief summary of the terms applicable to the Class A Warrants and Class B Warrants, although this summary is subject in all respects to the provisions contained in the form of the Unit Purchase Agreement, Class A Warrant, and Class B Warrants attached exhibits hereto.

Exercisability.   Each Class A Warrant and Class B Warrant is exercisable at any time on or after the original date of issuance until the seventh anniversary of the initial closing issuing such warrants. Each Class A Warrant and Class B Warrant is exercisable, at the option of each holder, in whole or in part, by delivering to us a duly-executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). The number of shares of common stock that may be acquired by any holder upon any exercise of a Class A Warrant or Class B Warrant will be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of common stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act does not exceed 4.99% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise). We refer to this as the beneficial ownership limitation. The holder may elect to increase this beneficial ownership limitation to any other percentage, provided that any such increase will not be effective until 61 days after such written notice is delivered.

Cashless Exercise.   If at any time during the warrant exercisability period our common stock begins trading on a national securities exchange and an effective registration statement has not been filed to cover the resale of the shares underlying the Class A Warrant and the Class B Warrants, the Class A Warrants and Class B Warrants may be exercised by means of a “cashless exercise” in which a warrant holder will be entitled to surrender a portion of the shares of common stock subject to the warrant in lieu of cash for the exercise price.

Exercise Price.   The exercise price of the Class A Warrants is $0.0246 per share. The exercise price of the Class A Warrants is subject to adjustment in the event we issue common stock or securities convertible into common stock at a price lower than the then-current exercise price. The exercise price of the Class B Warrants is $0.001 per share. The exercise price of the Class A Warrants and Class B Warrants are further subject to appropriate adjustment in the event of stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Transferability.   Subject to applicable securities laws, the Class A Warrants and Class B Warrants may be transferred at the option of the holders upon surrender of the Class A Warrants and Class B Warrants to us together with the appropriate instruments of transfer.

Listing. There is no established public trading market for the Class A Warrants or Class B Warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Class A Warrants or Class B Warrants on any national securities exchange.

Fundamental Transactions.   If, while any Class A Warrants or Class B Warrants are outstanding, we consummate any fundamental transaction, as described in the Class A Warrants and Class B Warrants and generally including any consolidation or merger into another corporation, or the sale, lease or conveyance to another corporation or entity of all or substantially all of our assets, the holder of any outstanding warrants will receive upon exercise of the Class A Warrants or Class B Warrants, the securities or other consideration to which a holder of the number of shares of common stock then deliverable upon the exercise of such warrants would have been entitled upon the fundamental transaction. Furthermore, we cannot enter into a fundamental transaction unless the successor entity assumes in writing all of our obligations to the holders of the Class A Warrants and Class B Warrants.

Rights as Stockholder.   Except as otherwise provided in the Class A Warrants or Class B Warrants or by virtue of a holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.

Waivers and Amendments.   Any term of the Warrants may be amended or waived with our written consent and the written consent of the majority holders of the Warrants.

Registration Rights

After the closing of this offering, certain holders of shares of our common stock, including certain holders of five percent of our capital stock and entities affiliated with certain of our directors will be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the investor rights agreement and are described in additional detail below. The investor rights agreement was originally entered into on February 16, 2010 and was amended and restated on November 26, 2013 in connection with our Series C and Series C-1 preferred stock financing. As of June 20, 2014, the holders of 548,067,691 shares of our Series A preferred stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock and Series D Preferred Stock, including common stock issuable upon the conversion of our preferred stock, are entitled to rights with respect to the registration of their shares of common stock following this offering under the Securities Act pursuant to this amended and restated investor rights agreement.

The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the registrations.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire three years after the effective date of the registration statement, of which this prospectus forms a part, or, with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three month period.

Demand Registration Rights

The holders of the registrable securities will be entitled to certain demand registration rights. At any time beginning on the earlier of February 16, 2015 or 180 days following the closing of this offering, the holders of at least a majority of the registrable securities then outstanding, may make a written request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, would exceed $5,000,000.

Piggyback Registration Rights

In connection with this offering, the holders of registrable securities are entitled to, and we expect the necessary percentage of holders will waive, their rights to notice of this offering and to include their shares of registrable securities in this offering. If we propose to register for offer and sale any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8 or related to stock issued upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of the registrable securities will be entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that we register for offer and sale their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to certain specified exceptions. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of the underwriting discounts and commissions, equals or exceeds $1,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12 month period.

Delaware Anti-Takeover Law and Charter and Bylaws Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us. In addition, provisions of the certificate of incorporation and bylaws that will become effective on or before the closing of this offering may make it more difficult to acquire control of us. These provisions could deprive stockholders of the opportunity to realize a premium on the shares of common stock owned by them and may adversely affect the prevailing market price of our common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;
•	discourage transactions that may involve an actual or threatened change in control of us;
•	discourage tactics that may be used in proxy fights;
•	encourage persons seeking to acquire control of us to consult first with our board of directors to negotiate the terms of any
•	proposed business combination or offer; and
•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.

Classified Board of Directors; Removal and Filling Vacancies.  Upon the closing of this offering, our certificate of incorporation and bylaws will provide for our board of directors to be divided into three classes of directors serving staggered, three-year terms. The classification of our board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate of incorporation will authorize only the board of directors to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on our board of directors by enlarging the board of directors and filling the new directorships with its own nominees. The certificate of incorporation will also provide that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of a majority of the outstanding shares of voting stock.

Special Stockholder Meetings.  The certificate of incorporation that will become effective on or before the closing of this offering will provide that special meetings of the stockholders for any purpose or purposes, unless required by law, shall be called by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Amendment of Provisions in the Certificate of Incorporation.  The certificate of incorporation that will become effective on or before the closing of this offering will generally require the affirmative vote of the holders of at least of the outstanding voting stock in order to amend any provisions of the certificate of incorporation concerning:

•	the removal or appointment of directors;
•	the authority of stockholders to act by written consent;
•	the required vote to amend the certificate of incorporation;
•	calling a special meeting of stockholders;
•	procedure and content of stockholder proposals concerning business to be conducted at a meeting of stockholders;
•	director nominations by stockholders; and
•	the issuance of preferred stock without shareholder approval.

These voting requirements will make it more difficult for minority stockholders to make changes in the certificate of incorporation that could be designed to facilitate the exercise of control over us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be .

Stock Market Listing

We intend to apply to list our shares of common stock for listing on The NASDAQ Capital Market under the symbol “            ”. No assurance can be given that such listing will be approved.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time, and could impair our ability to raise capital through sales of equity or equity-related securities.

Only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of our common stock. Although we have applied to list our common stock on The NASDAQ Capital Market, we cannot assure you that there will be an active market for our common stock.

Of the shares to be outstanding immediately after the completion of this offering, we expect that the             shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                     shares of our common stock outstanding after this offering will be “restricted securities” under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Days after the Date of this Prospectus	Approximate Number of Shares Eligible for Future Sale	Comment

Upon effectiveness		Freely tradable shares sold in this offering

90 days		Shares eligible for resale under Rule 144 or 701

180 days		Lock-up releases; shares eligible for sales under Rules 144 or 701

Over 180 days		Restricted securities held for less than one year

Rule 144

Affiliate Resales of Restricted Securities

Affiliates of ours must generally comply with Rule 144 if they wish to sell any shares of our common stock in the public market, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All shares of our common stock issued prior to the closing of the offering made hereby, are considered to be restricted securities. The shares of our common stock sold in this offering are not considered to be restricted securities.

Non-Affiliate Resales of Restricted Securities

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our common stock. Subject to the lock-up agreements described below, those persons may sell shares of our common stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells shares of our common stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our common stock, as applicable, for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our common stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the 180-day lock-up period described below.

Lock-Up Agreements

We and each of our directors and executive officers have agreed that, without the prior written consent of Dawson James Securities, Inc. on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

•	offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock, whether such transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise;

•	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock; or

•	publicly announce an intention to do any of the foregoing.

The lock-up restrictions, specified exceptions and the circumstances under which the 180-day lock-up may be extended are described in more detail under “Underwriting.”

Stock Options

Upon completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding restricted stock unit awards or issuable pursuant to our 2014 Stock Option Plan and the Omnibus Plan. These registrations will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up periods described above. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Material U.S. Federal Income Tax Considerations to U.S. Holders

This is a general summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our units, comprised of common stock and warrants, which we refer to collectively as our securities, purchased pursuant to this offering. This discussion assumes that holders will hold our securities as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal taxation that may be relevant to a holder in light of such holder’s particular circumstances. In addition, this discussion does not address: (1) U.S. gift or estate tax laws, (2) state, local or non-U.S. tax consequences or the consequences under any tax treaty, (3) the special tax rules that may apply to certain holders, including, without limitation, banks, insurance companies, financial institutions, broker-dealers, taxpayers that have elected mark-to-market accounting, taxpayers subject to the alternative minimum tax provisions of the Code, tax-exempt entities, regulated investment companies, real estate investment trusts, taxpayers whose functional currency is not the U.S. dollar, U.S. expatriates or former long-term residents of the United States, persons deemed to sell our common stock or warrants under the constructive sale provisions of the Code, persons who hold or receive our common stock or warrants pursuant to the exercise of any employee stock option or otherwise as compensation, tax-qualified retirement plans, persons that own, or are deemed to own, more than 5% of our outstanding common stock or warrants at any time, or personal holding companies, (4) the special tax rules that may apply to a holder that acquires, holds, or disposes of our securities as part of a straddle, hedge, wash sale, constructive sale or conversion transaction or other integrated investment, or (5) holders who are not U.S. holders as defined below. Additionally, this discussion does not address the tax consequences of the acquisition, ownership and disposition of our securities to partnerships (including entities treated as partnerships for U.S. federal tax purposes) or other pass-through entities or persons who hold our securities through such entities. The tax consequences of the acquisition, ownership and disposition of our securities to a partnership and each partner thereof generally will depend upon the status and activities of the partnership and such partner. Partnerships, other pass-through entities and persons holding our securities through such entities should consult their own tax advisors.

This discussion is based on current provisions of the Code, U.S. Treasury Regulations promulgated under the Code, judicial opinions, and published rulings and procedures of the U.S. Internal Revenue Service (the “IRS”), all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed below, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

Each prospective investor should consult its own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences to such investor of the acquisition, ownership and disposition of our securities.

General

For purposes of this discussion, a U.S. holder is:

•	an individual citizen or resident alien of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

There is no authority directly addressing the treatment, for U.S. federal income tax purposes, of securities with terms substantially the same as the units, and, therefore, that treatment is not entirely clear. Each unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one share of our common stock and a Series A Warrant to acquire one share of our common stock and one Series B Warrant. Each holder of a unit must allocate the purchase price paid by such holder for such unit between the share of common stock and the Series A Warrant based on their respective relative fair market values. A holder’s initial tax basis in the common stock and each Series A Warrant included in each unit should equal the portion of the purchase price of the unit allocated thereto.

The foregoing treatment of the common stock and warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor should consult its own tax advisors regarding the U.S. federal, state, local and any non-U.S. tax consequences of an investment in a unit (including alternative characterizations of a unit). Unless otherwise stated, the following discussions are based on the assumption that the characterization of the common stock and warrants described above is accepted for U.S. federal tax purposes.

Taxation of Distributions

If we pay distributions to holders of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock” below. Provided certain holding period requirements are met and the holder refrains from making certain elections, dividends paid to a non-corporate holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate of 20% under current law.

Holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced maximum tax rate on dividends.

Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock

In general, a holder must treat any gain or loss recognized upon a sale, exchange or other taxable disposition of our common stock as capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the disposed of common stock exceeds one year. A reduced tax rate on capital gain generally will apply to long-term capital gain of a non-corporate holder. There are limitations on the deductibility of capital losses.

In general, a holder will recognize gain or loss in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the holder’s adjusted tax basis in the disposed of common stock. A holder’s adjusted tax basis in its common stock generally will equal the holder’s acquisition cost (that is, as discussed above, the portion of the purchase price of a unit allocated to a share of common stock) less any prior distributions treated as a return of capital, as described above.

Exercise of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a holder will not be required to recognize taxable gain or loss upon exercise of a warrant. The holder’s aggregate tax basis in the share of our common stock and Series B Warrant received upon exercise of a Series A Warrant generally will be an amount equal to the sum of the holder’s initial investment in the Series A Warrant (i.e., the portion of the holder’s purchase price for a unit that is allocated to the Series A Warrant, as described above) and the exercise price. Subject to the discussion above, each holder must allocate such aggregate tax basis between the share of common stock received and the Series B Warrant based on their respective relative fair market values. The holder’s holding period in our common stock received upon exercise of the Series A Warrant and the holding period of the Series B Warrant will begin on the date following the date of exercise of the Series A Warrant and will not include the period during which the holder held the Series A Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is a non-recognition event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. It is also possible that a cashless exercise could be treated as a taxable exchange in which a holder would recognize gain or loss. In such event, a holder could be deemed to have surrendered warrants equal to the number of shares of common stock having a value equal to the exercise price for the total number of warrants to be exercised. The holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the common stock represented by the warrants deemed surrendered and the holder’s tax basis in the warrants deemed surrendered.

If the cashless exercise were treated as a non-recognition event or as a taxable exchange, the holder’s holding period in our common stock received upon exercise of the Series A Warrant and the holding period of the Series B Warrant would begin on the date following the date of exercise of the Series A Warrant and would not include the period during which the holder held the Series A Warrant. If the cashless exercise were treated as a recapitalization for U.S. federal income tax purposes, the holding period in our common stock received upon exercise of the Series A Warrant and the holding period of the Series B Warrant would include the holding period of the Series A Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, holders should consult their own tax advisors regarding the tax consequences of a cashless exercise.

Sale, Exchange, Redemption or Expiration of a Warrant

Upon a sale, exchange (other than by exercise), redemption, or expiration of a warrant, a holder will be required to recognize gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) the holder’s tax basis in the warrant (that is, as discussed above, the portion of the holder’s purchase price for a unit that is allocated to the warrant). Such gain or loss generally would be treated as long-term capital gain or loss if the warrant was held by the holder for more than one year at the time of such disposition or expiration. The deductibility of capital losses is subject to various limitations.

3.8% Tax on Net Investment Income

Section 1411 of the Code imposes a 3.8% net investment tax on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes dividends received and gain recognized with respect to our common stock or warrants. In the case of an individual, the tax will be imposed on the lesser of (i) the shareholder’s net investment income or (ii) the amount by which the shareholder’s modified adjusted gross income exceeds $250,000 (if the shareholder is married and filing jointly or a surviving spouse), $125,000 (if the shareholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Holders should consult their own tax advisors regarding the implications of this additional tax to their particular circumstances.

Foreign Account Tax Compliance Act

The Hiring Incentives to Restore Employment Act, which contains provisions originally proposed in the Foreign Account Tax Compliance Act (“FATCA”), was enacted on March 18, 2010, and will impose a 30% U.S. withholding tax on “withholdable payments” made to a foreign entity, which include payments of U.S.-source dividends and the gross proceeds from a disposition of property (such as our common stock or warrants) that can produce U.S.-source dividends unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations, may modify these requirements. Under recently issued Treasury Regulations, withholding under FATCA will apply to payments of dividends on our common stock made after June 30, 2014, and to payments of gross proceeds from a sale or other disposition of our common stock or warrants made after December 31, 2016.

Prospective investors should consult their own tax advisors regarding the possible impact of the FATCA rules on their investment in our securities, and the entities through which they hold our securities, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each holder the amount of dividends or other distributions we pay to such holder on shares of our common stock and the amount of tax withheld with respect to those distributions, regardless of whether withholding is required. The gross amount of dividends and proceeds from the disposition of our common stock or warrants paid to a holder that fails to provide the appropriate certification in accordance with applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate, currently 28 percent.

Backup withholding is not an additional tax. Any amounts we withhold under the backup withholding rules may be refunded or credited against the holder’s U.S federal income tax liability, if any, by the IRS if the required information is furnished to the IRS in a timely manner.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN THE UNITS. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR FACTS AND CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR THE CONSEQUENCES UNDER ANY TAX TREATY.

UNDERWRITING

Dawson James Securities, Inc. is acting as the sole manager of the offering and as representative of the underwriters. Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus among us the representative of the underwriters named below, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from us, the number of units listed next to its name in the following table.

Underwriters	Number of Units
Dawson James Securities, Inc.

Total

The underwriters are committed to purchase all the units offered by us if they purchase any units. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of nondefaulting underwriters may be increased or the offering may be terminated. The underwriters are not obligated to purchase the shares, Series A Warrants or combinations thereof covered by the underwriters’ over-allotment option described below. The underwriters are offering the units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The underwriters propose initially to offer the units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per unit. After the initial offering of the units, the public offering price and other selling terms may be changed by the representative.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the representative of the underwriters.

	Per Unit	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions
Non-accountable expense allowance
Proceeds, before expenses, to us

We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 1% of the gross proceeds received in the offering; provided, however, that an allowance shall not be paid in connection with the over-allotment option if the over-allotment option is exercised. We have also agreed to pay the representative’s accountable expenses relating to the offering, including (a) all actual filing fees incurred in connection with the review of this offering by FINRA, (b) all fees and expenses relating to the listing of our shares of common stock on the NASDAQ Capital Market, (c) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $         per individual and up to an aggregate of $    , (d) all actual fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under state securities laws, or “blue sky” laws, or under the securities laws of foreign jurisdictions designated by the representative, (e) all actual fees, expenses and disbursements relating to the registration, qualification or exemption of our shares of common stock under the securities laws of such foreign jurisdictions as the representative may reasonably designate, (f) the costs of all mailing and printing of the underwriting documents as the representative may reasonably deem necessary, (g) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and Lucite tombstones in an amount not to exceed $        , (h) the fees and expenses of the representative’s legal counsel not to exceed $        , and (i) up to $         of the Representative’s actual accountable road show expenses for the offering.

The total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $ million and are payable by us.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to (i)             additional shares of common stock at price of $ per share, which price reflects underwriting discounts and commissions, and/or (ii)             additional Series A Warrants at price of $ per Series A Warrant, which price reflects underwriting discounts and commissions. The over-allotment option may be used to purchase shares of common stock, Series A Warrants or any combination thereof, as determined by the underwriters, but such purchases cannot exceed an aggregate of 15% of the number of shares and Series A Warrants sold in the primary offering. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover sales of units by underwriters in excess of the total number of units set forth in the table above. If any of these additional securities are purchased, the underwriters will offer the additional units on the same terms as those on which the units are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

Representative’s Warrants

We have agreed to issue to the representative of the underwriters warrants to purchase up to     % of the shares of common stock sold in this offering, including the shares of common stock sold pursuant to the exercise of the over-allotment option, if any. The shares of common stock issuable upon exercise of these warrants are identical to those offered by this prospectus. We are registering hereby the issuance of the representative’s warrants and the shares of common stock issuable upon exercise of the warrants. The representative’s warrants are exercisable for cash or on a cashless basis at per share exercise price equal to 125% of the public offering price of one unit in this offering commencing on a date which is one year from the date of effectiveness of the registration statement of which this prospectus is a part and expiring on a date which is no more than five years from such effective date in compliance with FINRA Rule 5110(f)(2)(H)(i). The representative’s warrants and the shares of common stock underlying the warrants have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under the Rule) will not sell, transfer, assign, pledge or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of these warrants or the underlying securities for a period of 180 days after the effective date. In addition, the representative’s warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the date of effectiveness in compliance with FINRA Rule 5110(f)(2)(H)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the representative’s warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common stock at a price below the warrant exercise price.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representative. Among the factors to be considered in these negotiations are:

•	the prospects for our company and the industry in which we operate;

•	our past and present financial and operating performance;

•	financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;

•	the prevailing conditions of U.S. securities markets at the time of this offering; and

•	other factors deemed relevant.

Lock-Up Agreements

We and each of our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and these other individuals have agreed, subject to specified exceptions, not to sell or transfer any common stock or securities convertible into, or exchangeable or exercisable for, common stock, during a period ending 180 days after the date of this prospectus, without first obtaining the written consent of representative of the underwriters.

Specifically, we and these other individuals have agreed not to:

•	offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise;

•	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock; or

•	publicly announce an intention to do any of the foregoing.

The restrictions described above do not apply to:

•	the sale of shares of common stock to the underwriters pursuant to the underwriting agreement;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or that is described in this prospectus;

•

the grant by us of stock options or other stock-based awards, or the issuance of shares of common stock upon exercise thereof, to eligible participants pursuant to employee benefit or equity incentive plans described in this prospectus, provided that, prior to the grant of any such stock options or other stock-based awards that vest within the restricted period, each recipient of such grant shall sign and deliver a lock-up agreement agreeing to be subject to the restrictions on transfer described above;

•	the establishment of a 10b5-1 trading plan under the Exchange Act by a security holder for the sale of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period;

•	transfers by security holders of shares of common stock or other securities as a bona fide gift or by will or intestacy;

•	transfers by distribution by security holders of shares of common stock or other securities to partners, members, or stockholders of the security holder;

•	transfers by security holders of shares of common stock or other securities to any trust for the direct or indirect benefit of the security holder or the immediate family of the security holder; or

•	certain other exceptions pursuant in the applicable lock-up agreement.

provided that in the case of each of the preceding three types of transactions, the transfer does not involve a disposition for value and each transferee or distributee signs and delivers a lock-up agreement agreeing to be subject to the restrictions on transfer described above.

Right of First Refusal

Subject to certain conditions, we granted the representative of the underwriters in this offering, for a period of 24 months after the date of the effectiveness of this registration statement, a right of first refusal to act as sole book-running manager for each and every future public and private equity and public debt offerings.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

NASDAQ Listing

We intend to apply for listing of our common stock on The NASDAQ Capital Market under the symbol “            ”. No assurance can be given that such listing will be approved.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock in the offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

The underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

From time to time, certain of the underwriters and their affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

In connection with our private placement completed in June 2014 and as described elsewhere in this prospectus, Dawson James Securities, Inc. and persons associated with Dawson James (including a sub-placement agent and other persons associated with Dawson James) were issued an aggregate of (i) warrants to purchase a total of 29,357,312 shares of our common stock at $0.0246 per share and (ii) warrants to purchase a total of 14,678,656 shares of our common stock at $0.001 per share. The warrants issued to Dawson James are substantially similar to the warrants issued to the investors in the private placement. All of the holders of the placement agent warrants have entered into lock-up agreements described above which, subject to waiver rights by Dawson James and other terms and conditions, prohibit the disposition or exercise of the warrants for 180 days after the effective date of the registration statement of which this prospectus forms a part.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21 of the FSMA does not apply to us; and

(b) it has complied with, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

(a)	released, issued, distributed or caused to be released, issued or distributed to the public in France; or
(b)	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c) in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne). The shares may be resold, directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Dorsey & Whitney, LLP, Salt Lake City, Utah, and for the underwriters by Baker Botts L.L.P., Palo Alto, California.

EXPERTS

The audited financial statements of Great Basin Scientific, Inc. as of and for the years ended December 31, 2013 and 2012 included in this prospectus have been so included in reliance on the report of Mantyla McReynolds LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph describing conditions that raise substantial doubt regarding our ability to continue as a going concern, as described more fully in Note 3 to the audited financial statements.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the Securities and Exchange Commission at prescribed rates from the public reference room of the Securities and Exchange Commission at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the Securities and Exchange Commission electronically are publicly available through the Securities and Exchange Commission’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will be required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the Securities and Exchange Commission’s public reference room, and the website of the Securities and Exchange Commission referred to above.

FINANCIAL STATEMENTS

GREAT BASIN SCIENTIFIC, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Great Basin Scientific, Inc.

West Valley City, UT

We have audited the accompanying balance sheets of Great Basin Scientific, Inc. as of December 31, 2013 and 2012 and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Basin Scientific, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred substantial losses from operations causing negative working capital and negative operating cash flows. These issues raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ Mantyla McReynolds, LLC

Mantyla McReynolds, LLC

Salt Lake City, Utah

June 6, 2014

GREAT BASIN SCIENTIFIC, INC.

BALANCE SHEETS

	December 31,
	2013	2012
Assets
Current assets:
Cash	$1,211,423	$1,143,009
Accounts receivable, net of allowances of $5,482 and $0, respectively	184,415	102,976
Inventory	320,239	94,080
Prepaid and other current assets	94,421	22,857
Subscription receivable	-	3,288,333

Total current assets	1,810,498	4,651,255
Intangible assets, net	334,025	206,704
Property and equipment, net	3,703,582	1,731,439

Total assets	$5,848,105	$6,589,398

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$874,119	$724,246
Accrued expenses	815,814	492,254
Current portion of notes payable	44,601	-
Current portion of capital lease obligations	506,506	32,543

Total current liabilities	2,241,040	1,249,043
Notes payable, net of current portion	55,730	-
Capital lease obligations, net of current portion	2,042,359	122,593

Total liabilities	4,339,129	1,371,636

Commitments and contingencies (see NOTE 13 LEGAL PROCEEDINGS)
Convertible preferred stock:
Series A convertible preferred stock, par value $.001; 125,000,000 shares authorized; 117,131,171 shares issued and outstanding, respectively	18,846,539	18,846,539
Series B convertible preferred stock, par value $.001; 100,000,000 shares authorized; 59,465,350 shares issued and outstanding, respectively	9,464,454	9,464,454
Series C convertible preferred stock, par value $.001; 210,000,000 shares authorized; 150,989,224 and 0 shares issued and outstanding, respectively	3,674,335	-
Series C-1 convertible preferred stock, par value $.001; 100,000,000 shares authorized; 84,027,175 and 0 shares issued and outstanding, respectively	2,067,068	-

Stockholders’ deficit:
Common stock, $.001 par value: 700,000,000 and 375,000,000 shares authorized; 23,118,715 shares issued and outstanding, respectively	23,119	23,119
Additional paid-in capital	9,710,339	9,599,248
Accumulated deficit	(42,276,878)	(32,715,598)

Total stockholders’ deficit	(32,543,420)	(23,093,231)

Total liabilities, convertible preferred stock and stockholders’ deficit	$5,848,105	$6,589,398

The accompanying notes are an integral part of these financial statements

GREAT BASIN SCIENTIFIC, INC.

STATEMENTS OF OPERATIONS

	Years ended December 31,
	2013	2012
Revenues	$760,646	$38,667
Cost of sales	2,185,992	733,702

Gross loss	(1,425,346)	(695,035)
Operating expenses:
Research and development	3,345,693	3,706,193
Selling and marketing	2,618,901	1,164,775
General and administrative	1,866,875	1,075,387
Loss on sale of assets	22,768	28,278

Total operating expenses	7,854,237	5,974,633

Loss from operations	(9,279,583)	(6,669,668)

Other income (expense):
Interest expense	(284,323)	(603,763)
Interest income	3,876	3,501

Total other income (expense)	(280,447)	(600,262)

Loss before provision for income taxes	(9,560,030)	(7,269,930)
Provision for income taxes	(1,250)	(100)

Net loss	(9,561,280)	(7,270,030)

Less: Cumulative preferred stock dividends (undeclared)	(2,533,470)	(966,687)

Net loss attributable to common stockholders	$(12,094,750)	$(8,236,717)

Net loss per common share - basic and diluted	$(0.52)	$(0.36)

Weighted average common shares - basic and diluted	23,118,715	23,118,715

The accompanying notes are an integral part of these financial statements

GREAT BASIN SCIENTIFIC, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Par Value	Capital	Deficit	Deficit
Balance - December 31, 2011	23,118,715	$23,119	$9,488,157	$(25,445,568)	$(15,934,292)

Employee stock option expense			111,091		111,091

Net loss for the year				(7,270,030)	(7,270,030)

Balance - December 31, 2012	23,118,715	$23,119	$9,599,248	$(32,715,598)	$(23,093,231)

Employee stock option expense			111,091		111,091

Net loss for the year				(9,561,280)	(9,561,280)

Balance - December 31, 2013	23,118,715	$23,119	$9,710,339	$(42,276,878)	(32,543,420)

The accompanying notes are an integral part of these financial statements

GREAT BASIN SCIENTIFIC, INC.

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2013	2012
Cash flows from operating activities:
Net loss	$(9,561,280)	$(7,270,030)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	854,950	315,655
Loss on sale of assets	22,768	28,278
Interest converted to preferred stock	139,403	593,203
Employee stock compensation	111,091	111,091
Changes in operating assets and liabilities:
Increase in accounts receivable, net	(81,439)	(102,976)
Increase in inventory	(226,159)	(94,080)
Increase in prepaid and other assets	(71,564)	(17,411)
Increase in accounts payable	149,873	172,521
Increase in accrued liabilities	323,560	34,999

Net cash used in operating activities	(8,338,797)	(6,228,750)

Cash flows from investing activities:
Acquisition of property and equipment	(595,819)	(145,540)
Acquisition of intangible asset	(225,000)	(25,000)
Construction of equipment	(2,181,563)	(1,197,302)
Proceeds from sale of assets	63,000	106,500
Proceeds from sale leaseback	2,500,000

Net cash used in investing activities	(439,382)	(1,261,342)

Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	4,577,688	8,256,668
Proceeds from issuance of preferred stock	1,160,000	170,000
Proceeds from subscriptions receivable	3,288,333	-
Principal payments of capital leases	(144,071)	(16,919)
Principal payments of notes payable	(35,357)	-

Net cash provided by financing activities	8,846,593	8,409,749

Net increase in cash	68,414	919,657
Cash, beginning of the period	1,143,009	223,352

Cash, end of the period	$1,211,423	$1,143,009

Supplemental disclosures of cash flow information:
Interest paid	$144,920	$10,560

Income taxes paid	$-	$-

Supplemental schedule of non-cash investing and financing activities:
Conversion of notes payable to preferred stock	$4,442,000	$12,114,776

Preferred stock issued for subscription receivable	$-	$3,288,333

Assets acquired through capital leases	$1,293,205	$122,382

The accompanying notes are an integral part of these financial statements

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1     DESCRIPTION OF BUSINESS

Great Basin Scientific, Inc. (the “Company”) (d.b.a., Great Basin Corporation) is a Delaware corporation headquartered in Salt Lake City, Utah. The Company was originally incorporated as Diagnostic Micro Arrays, Inc., a Nevada corporation, on June 27, 2003. The Company changed its name to Great Basin Scientific, Inc. on April 19, 2006. On August 12, 2008, the Company took steps to change its corporate domicile from Nevada to Delaware by forming Great Basin Scientific, Inc., a Delaware corporation and on August 29, 2008, Great Basin Scientific, Inc., a Nevada corporation, was merged with and into Great Basin Scientific, Inc., a Delaware corporation, wherein the Delaware corporation was the sole surviving entity.

The Company is a molecular diagnostics company that develops and manufactures test kits and analyzers for a patented, proprietary low-cost, easy-to-use molecular diagnostic system for single pathogen tests. The Company sells its test kits to customers throughout the world for use in the Company’s analyzers. Our system utilizes a sample-in result-out format, enabling simple, rapid and cost-effective analysis of multiple pathogens from a single clinical sample. The Company’s technology processes up to 64 distinct targets in a single assay for more answers with results in 90 minutes or less. It is a fully automated process with few hands-on steps that allows on-demand testing instead of the traditional batching of tests that delay results. The Company’s simple-to-use system allows smaller hospitals that traditionally could not afford more expensive, advanced molecular diagnostics systems to modernize their laboratory testing and provide better patient care at an affordable cost.

NOTE 2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared to reflect the financial position, results of operations and cash flows of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Such estimates include the sales return reserve, accounts receivable and inventory reserves, intangible assets and other long lived assets, legal and regulatory contingencies, income taxes and others. These estimates and assumptions are based on management’s best estimates and judgments. Actual amounts and results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with insignificant interest rate risk and original maturities to the Company of three months or less to be cash equivalents. Cash equivalents consist primarily of interest and non-interest bearing bank accounts held in checking, savings and money market accounts. These assets are generally available on a daily or weekly basis and are highly liquid in nature. If the balances are greater than $250,000, the Company does not have FDIC coverage on the entire amount of bank deposits.

Accounts Receivable

Accounts receivable are generated from the sale of single use diagnostic test cartridges to end users in the United States and to a network of distributors outside the United States. These accounts receivable are recorded at the invoiced amount, net of allowances for doubtful amounts. The Company routinely reviews outstanding accounts receivable balances for estimated uncollectible accounts and establishes or adjusts the allowances for doubtful accounts receivable using the specific identification method and records a reserve for amounts not expected to be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted. The Company does not have customer acceptance provisions, but it does provide its customers a limited right of return for defective diagnostic test cartridges.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

The Company accrues an estimated amount for sales returns and allowances related to defective product at the time of sale based on its ability to estimate sales returns and allowances using current and historical information. The reserve for sales returns and allowances is included as a reduction to revenue and accounts receivable, net.

The balance of accounts receivable at December 31, 2013 and 2012, net of an allowance for doubtful accounts of $5,482 and $0, was $184,415 and $102,976, respectively.

Inventories

Inventories are stated at the lower of cost or market with cost determined according to the average cost method. Manufactured inventory consists of raw material, direct labor and manufacturing overhead cost components. The Company reviews the components of its inventory on a regular basis for excess and obsolete inventory and makes appropriate adjustments when necessary. Inventories consisted of the following at December 31, 2013 and 2012:

	December 31,
	2013	2012
Raw materials	$278,947	$80,909
Work-in-process	39,192	13,171
Finished goods	2,100	-

Total inventories	$320,239	$94,080

Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful lives of the assets (which range from three to ten years) using the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over the shorter of the lease term or estimated useful lives of the assets. The analyzers that the Company manufactures and retains title over are placed with customers and are recorded in property and equipment under “Analyzers.” The materials used for the manufacture of the analyzers are recorded in property and equipment under “Construction in progress.” Major renewals and betterments are capitalized and depreciated over their estimated useful lives while minor expenditures for maintenance and minor repairs are charged to operations as incurred.

The Company classifies assets to be sold as assets held for sale when (i) Company management has approved and commits to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition and is ready for sale, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Assets classified as held for sale are recorded at the lower of the carrying amount or fair value less the cost to sell and are a component of prepaid and other current assets in the balance sheets. The Company did not have any assets classified as held for sale as of December 31, 2013 and 2012.

Intangible Assets

The Company records its intangible assets at cost which consist of two licensing and royalty agreements for certain intellectual property rights used in the development and manufacture of our products. These intangible assets are being amortized over a period of seven years from the date that the technology licenses became effective. As of December 31, 2013 and 2012, intangible assets totaled $600,000 and $375,000 valued at cost, less accumulated amortization of $265,975 and $168,296, respectively. The Company estimates that

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

approximately $118,409 will be amortized per year. The Company recorded amortization associated with these agreements of $97,680 and $60,563 for the years ended December 31, 2013 and 2012, respectively.

Impairment of Long Lived Assets

Long-lived tangible assets, including property and equipment, and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company regularly evaluates whether events or circumstances have occurred that indicate possible impairment and relies on a number of factors, including expected future operating results, business plans, economic projections, and anticipated future cash flows. The Company uses an estimate of the future undiscounted net cash flows and comparisons to like-kind assets, as appropriate, of the related asset over the remaining life in measuring whether the assets are recoverable. Measurement of the amount of impairment, if any, is based upon the difference between the asset’s carrying value and estimated fair value. Fair value is determined through various valuation techniques, including cost-based, market and income approaches as considered necessary.

Fair Value of Financial Instruments

The Company measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:

Level 1 — Quoted market prices in active markets for identical assets or liabilities;

Level 2 — Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable, such as interest rate and yield curves, and market-corroborated inputs); and

Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting unit to develop its own assumptions.

Revenue Recognition

The Company derives its product revenue from the sale of single use diagnostic test cartridges sold through our dedicated sales force, except in the European Union where the Company sells through a network of distributors. Product revenue is recognized when all four of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery of the products has occurred; (3) the selling price of the product is fixed or determinable; and (4) collectability of that price is reasonably assured. Change in title to the product and recognition of revenue from sales of diagnostic test cartridges occurs at the time of shipment. Shipping and handling fees and related freight costs and supplies for test kits are billed to customers. Additional costs associated with shipping products to customers as well as the 2.3% excise tax on the sale of medical devices in the United States are included as a component of cost of goods sold.

Research and Development Costs

Research and development costs are charged to operations as incurred. Research and development costs include, among other things, salaries and wages for research scientists and staff (including stock-based compensation), materials and supplies used in the development of new products, developing and validating the manufacturing process, costs for clinical trials, and costs for research and development facilities and equipment.

Stock Based Compensation

The Company has accounted for stock-based compensation under the provisions of Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 718, “Compensation – Stock

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

Compensation”. This standard requires the Company to record an expense associated with the fair value of stock-based compensation over the requisite service period. The Company uses the Black-Scholes option valuation model to calculate the value of options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the estimated fair value of the Company’s common stock on the date of grant, the expected term of the stock option, and the expected price volatility of the Company’s common stock over the period equal to the expected term of the grant. Changes in these assumptions can materially affect the fair value estimate. The Company estimates forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Financial Instruments and Concentration of Credit Risk

The Company’s financial instruments include cash and cash equivalents, accounts receivable, and accounts payable. The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of their immediate or short-term maturities.

All of the Company’s accounts receivable result from sales in the normal course of business to its customers primarily throughout the United States. The Company attempts to limit its credit risk by performing credit evaluations of new customers and maintaining adequate allowances for potential credit losses. As of December 31, 2013, 25% of the accounts receivable balance resulted from one customer. As of December 31, 2012, 78% of the accounts receivable balances resulted from three customers. Historically, the Company has not experienced significant credit losses on such receivables. Allowances for bad debt in the amount of $5,482 were recorded against accounts receivable for the year ended December 31, 2013. There was no bad debt for the year ended December 31, 2012. The Company cannot ensure that such losses will not be realized in the future.

The Company’s customers are primarily hospitals and health clinics. For the year ended December 31, 2013, 23% of revenues resulted from two customers who each accounted for more than 10% of revenues. For the year ended December 31, 2012, 58% of revenues resulted from three customers who each accounted for more than 10% of revenues.

Income Taxes

The Company accounts for income taxes under FASB ASC 740, “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require the consideration of a valuation allowance for deferred tax assets if it is “more likely than not” that some component or all of the benefits of deferred tax assets will not be realized.

The tax effects from an uncertain tax position can be recognized in the financial statements only if the position is more likely than not of being sustained if the position were to be challenged by a taxing authority. The Company has examined the tax positions taken in its tax returns and determined that there are no uncertain tax positions. As a result, the Company has recorded no uncertain tax liabilities in its balance sheet.

Loss per Common Share

Basic loss per share (“EPS”) is computed by dividing net loss, less cumulative preferred stock dividends for the period, including undeclared or unpaid cumulative dividends (the numerator) by the weighted average number of common shares outstanding for the period (the denominator). Diluted EPS is computed by dividing net loss by the weighted average number of common shares and potential common shares outstanding (if dilutive) during each period. Potential common shares include convertible preferred stock, stock options and warrants. The number of potential common shares outstanding is computed using the treasury stock method.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

As the Company has incurred losses for the years ended December 31, 2013 and 2012, the potentially dilutive shares are anti-dilutive and are thus not added into the loss per share calculations. As of December 31, 2013 and 2012, there were 491,879,699 and 235,863,300 potentially dilutive shares, respectively.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s financial statements upon adoption.

In May 2014, the Financial Accounting Standards Board issued accounting guidance on revenue recognition. The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers. Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance. This guidance will be effective for fiscal 2017 and will be required to be applied retrospectively. We are currently assessing the impact that this guidance will have on our financial statements at this time.

NOTE 3     GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. The Company has incurred substantial losses from operations causing negative working capital and negative operating cash flows, which raise substantial doubt about the Company’s ability to continue as a going concern. The Company sustained a net loss for the year ended December 31, 2013 of $9,561,280 and a net loss for the year ended December 31, 2012 of $7,270,030, and has an accumulated deficit of $42,276,878 as of December 31, 2013.

The Company intends to develop its products and expand its customer base, but does not have sufficient realized revenues or operating cash flows in order to finance these activities internally. As a result, the Company intends to seek financing in order to fund its working capital and development needs.

The Company has been able to meet its short-term needs through private placements of convertible preferred securities and the sale and leaseback of analyzers used to report test results. The Company will continue to seek funding through the issuance of additional equity securities, debt financing, the sale and leaseback of analyzers, or a combination of these items. Any proceeds received from these items could provide the needed funds for continued operations and development programs. The Company can provide no assurance that it will be able to obtain sufficient additional financing that it needs to alleviate doubt about its ability to continue as a going concern. If the Company is able to obtain sufficient additional financing proceeds, the Company cannot be certain that this additional financing will be available on acceptable terms, if at all. To the extent the Company raises additional funds by issuing equity securities, the Company’s stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to obtain additional financings, the impact on the Company’s operations will be material and adverse.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 4     PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013 and December 31, 2012:

	December 31,
	2013	2012
Construction in progress	$308,411	$212,189
Analyzers	1,421,293	918,940
Computers and office equipment	244,454	219,190
Machinery and equipment	910,643	400,154
Leasehold improvements	366,945	326,640
Furniture and fixtures	11,730	6,414
Equipment under capital lease	1,462,122	188,918

	4,725,598	2,272,445
Less: accumulated depreciation and amortization	(1,022,016)	(541,006)

Total Property and equipment, net	$3,703,582	$1,731,439

The total expense for depreciation of fixed assets and amortization of leasehold improvements was $757,270 and $255,092 for the years ended December 31, 2013 and 2012, respectively.

NOTE 5     ACCRUED EXPENSES

Accrued liabilities consisted of the following as of December 31, 2013 and 2012:

	December 31,
	2013	2012
Accrued payroll	$564,740	$441,646
Royalties	105,319	-
Accrued interest	39,808	-
Accrued property tax	99,707	50,508
Other	6,240	100

Total accrued liabilities	$815,814	$492,254

NOTE 6     LEASE COMMITMENTS

Capital Leases

The Company leases certain machinery and equipment under various capital lease agreements ranging from three to five years. In addition, the Company entered into a lease agreement in October 2013 for the sale-leaseback of molecular diagnostic analyzers. The agreement provided for the sale of 125 molecular diagnostic analyzers for a purchase price of $2,500,000, which are being leased back for thirty-six monthly payments of $74,875. At the end of the lease term, the lease shall automatically renew for twelve additional months at the current monthly rate unless the Company gives written notice 150 days prior to the end of the lease. If timely notice is given the Company shall have the opportunity to: 1) repurchase the analyzers for a negotiated purchase price, not to exceed forty percent of their original cost; or 2) terminate the lease, return the property and enter into a new lease with new property that replaces the property of the old lease. Both the Company and the lessor shall have the right to reject any terms of option 1 or 2 and if rejected, the 12 month extension shall apply. The Company’s obligations

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

under the lease agreement are secured by letters of credit by a related party and by personal guarantees from Mr. Ryan Ashton, the Chief Executive Officer of the Company, and Mr. David Spafford, a director of the Company (See Note 11 RELATED PARTY TRANSACTIONS). The lease is accounted for as a capital lease sale-leaseback transaction in accordance with ASC 840, “Leases”.

Annual future maturities of capital leases for the next five years are as follows:

Years ended December 31,
2014	$506,506
2015	613,433
2016	723,938
2017	704,988

Total capital lease commitments	2,548,865
Less: current portion of capital leases	(506,506)

Long term portion of capital leases	$2,042,359

Operating leases

The Company leases office and manufacturing buildings as well as certain office equipment such as copiers and printers under operating lease agreements that expire at various dates.

Amounts charged to expense under operating leases were $284,941 and $174,249 for the years ended December 31, 2013 and 2012, respectively.

Operating lease commitments for the next five years are as follows:

Years ended December 31,
2014	$287,657
2015	97,522
2016	2,397
2017	715

Total operating lease commitments	$388,291

NOTE 7    LONG TERM DEBT

The Company purchased certain machinery and equipment under two note payable agreements which consist of the following as of December 31, 2013 and 2012:

	December 31,
	2013	2012
Note payable, 15.2% interest, monthly payments of $1,328, due February 6, 2016, secured by equipment.	$29,259	$-

Note payable, 10.0% interest, monthly payments of $3,161, due January 1, 2016, secured by equipment.	71,072	-

Total notes payable	100,331	-
Less: current portion of notes payable	(44,601)	-

Long term portion of notes payable	$55,730	$-

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 8     COMMON AND PREFERRED STOCK

Common Stock

The Company had 700,000,000 and 375,000,000 shares of common stock authorized at a par value of $0.001 per share as of December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012 there were 23,118,715 shares of common stock issued and outstanding. There were no issuances of common stock during 2013 or 2012.

Preferred Stock

The Company had 535,000,000 and 225,000,000 shares of preferred stock authorized at a par value of $0.001 per share as of December 31, 2013 and 2012, respectively. The preferred stock is divided into series by which the Company was authorized to issue 125,000,000 shares of Series A preferred stock as of December 31, 2013 and 2012; 100,000,000 shares of Series B preferred stock as of December 31, 2013 and 2012; and 210,000,000 shares of Series C and 100,000,000 shares of Series C-1 as of December 31, 2013.

As of December 31, 2013, there were 117,131,171 shares of Series A preferred stock outstanding; 59,465,350 shares of Series B preferred stock outstanding; 150,989,224 shares of Series C preferred stock outstanding; and 84,027,175 shares of Series C-1 preferred stock outstanding. As of December 31, 2012 there were 117,131,171 shares of Series A preferred stock outstanding and 59,465,350 shares of Series B preferred stock outstanding.

All series of preferred stock are convertible into shares of common stock at a ratio of 1:1, at the option of the holder at any time after issuance. The preferred stock will be automatically converted upon a qualified initial public offering, or upon the election of a majority of the outstanding shares of each respective series. The conversion rate is subject to adjustment from time to time for certain dilutive events.

Each share of preferred stock is entitled to receive cumulative dividends as may be declared at the per annum rate of $0.0128 per share prior to and in preference to the payment of any dividends on the common stock. As of December 31, 2013 and 2012, preferred stock dividends in arrears were $5,108,338 and $2,574,869, respectively.

The approval of a majority of the Series A preferred stock, Series B preferred stock and Series C preferred stock, voting together as a single class, is required to: modify the rights, preferences or privilege of any class of the preferred stock; create a new class of stock with preferences senior to or on parity with the Series A preferred stock, Series B preferred stock, Series C preferred stock or Series C-1 preferred stock: change the authorized number of shares of any class of preferred stock; take any action that would result in certain liquidity events; declare or pay any dividend; redeem or repurchase issued and outstanding common stock (with certain limited exceptions), increase the shares issuable under the Company’s stock option plan; or change the number of authorized directors of the Company.

In the event of a liquidation, the holders of Series C preferred stock and Series C-1 preferred stock will each be entitled to receive a distribution equal to $0.0492 per share (subject to adjustments for stock splits, dividends, recapitalizations and the like), plus any declared but unpaid dividends on such shares, before any distribution is made to the holders of common stock, Series B preferred stock or Series A preferred stock.

In the event of such liquidity events and after payment has been made to holders of Series C preferred stock and Series C-1 preferred stock pursuant to the liquidation preferences described above, the holders of Series B Preferred Stock will each be entitled to receive a distribution equal to $0.32 per share (subject to adjustments for stock splits, dividends, recapitalizations and the like), plus any declared but unpaid dividends on such shares, before any distribution is made to the holders of common stock or Series A preferred stock.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

In the event of such liquidity events and after payment has been made to holders of Series C preferred stock, Series C-1 preferred stock and Series B preferred stock pursuant to the liquidation preferences described above, the holders of Series A preferred stock will each be entitled to receive a distribution equal to $0.32 per share (subject to adjustments for stock splits, dividends, recapitalizations and the like), plus any declared but unpaid dividends on such shares, before any distribution is made to the holders of common stock.

A sale, merger, reorganization, liquidation, dissolution or winding up of the Company may, in certain circumstances, result in a change in control and be deemed to be a liquidation event that triggers the liquidation preferences associated with the outstanding shares of preferred stock. Because a change in control could occur and not be solely within the control of the Company, all convertible preferred stock has been deemed to be contingently redeemable and classified outside of permanent equity in the accompanying balance sheets. However, because the timing of any such redemption is uncertain, the Company will not accrete the carrying value of the convertible preferred stock to its liquidation preference value until it becomes probable that redemption will occur.

In December 2012 the Company issued 41,886,599 shares of Series A preferred stock pursuant to the exercise of convertible notes in the amount of $6,150,000 plus interest of $551,856 for a total conversion price of $6,701,856 or $0.16 per share. The Company also issued 38,632,015 shares of Series B preferred stock for cash in the amount of $170,000 net of offering costs and pursuant to the exercise of convertible notes in the amount of $5,856,667 plus interest of $149,456 for a total issuance price of $6,176,123 or $0.16 per share.

In December 2012 the Company issued 20,833,334 shares of Series B preferred stock pursuant to a subscription receivable in the amount of $3,288,333 or $0.16 per share. The subscription receivable for these shares was subsequently paid with cash in January and February 2013. As the full subscription amount was received in cash prior to the publication of the financial statements, the subscription amount was classified as an asset as of December 31, 2012 as permitted.

During the year ended December 31, 2013 the Company issued 150,989,224 shares of Series C preferred stock for cash in the amount of $1,160,000 net of offering costs and pursuant to the exercise of convertible notes in the amount $2,442,000 plus interest of $72,338 for a total issuance price of $3,674,338 or $0.0246 per share. The Company also issued 84,027,174 shares of Series C-1 preferred stock pursuant to the exercise of a convertible note in the amount of $2,000,000 plus interest of $67,068 for a total conversion price of $2,067,068 or $0.0246 per share.

The conversion price adjustment provision of all the preferred stock series dictates that in the event the Company sells shares of any additional stock, subject to certain exceptions, at a price per share less than the original issue price of the respective series preferred stock, the conversion price shall be adjusted to a price equal to the price paid per share for such additional stock. These conversion price adjustment provisions, and other relevant features of the preferred stock, were analyzed in accordance with the provisions of FASB ASC 815, “Derivatives and Hedging”. The Company evaluated the conversion price adjustment provision embedded in the preferred stock and other relevant features and determined, in accordance with the provisions of the referenced accounting guidance, that such conversion option or other relevant features do not meet the criteria requiring bifurcation as a derivative liability of these instruments. The characteristics of the common stock that is issuable upon a holder’s exercise of the conversion option embedded in the convertible preferred stock are deemed to be clearly and closely related to the characteristics of the preferred shares. Further, the Company determined the other relevant features of the preferred stock are clearly and closely related to the equity host and do not qualify for derivative accounting.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 9     WARRANTS

As of December 31, 2013 and 2012, there were 54,885,052 and 34,885,052 warrants to purchase shares of common stock outstanding and fully vested, respectively. As of December 31, 2013 and 2012 there were 2,231,727 warrants to purchase shares of Series A preferred stock. During the year ended December 31, 2013 warrants totaling 20,000,000 for shares of common stock were granted. There were no warrants granted during the year ended December 31, 2012.

The 20,000,000 warrants were granted on November 14, 2013 and were issued as compensation to two related parties in conjunction with providing their personal guarantee of the leaseback agreement on our analyzers (see NOTE 6 LEASE COMMITMENTS and NOTE 11 RELATED PARTY TRANSACTIONS). The warrants have an exercise price of $0.01 and expire seven years from the date of grant. These transactions are accounted for by the Company under the provisions of FASB ASC 505 which require the Company to record an expense associated with the fair value of stock-based payments. The Company uses the Black-Scholes option valuation model to calculate the fair value of stock-based payments at the date of grant. Warrant pricing models require the input of highly subjective assumptions, including the expected price volatility. For warrants granted, the Company used a variety of comparable and peer companies to determine the expected volatility. The Company believes that the use of peer company data fairly represents the expected volatility it would experience if the Company were actively publicly traded in the life sciences industry over the contractual term of the warrants. Changes in these assumptions can materially affect the fair value estimate. The Company determined that the value of the 20,000,000 common stock warrants granted was nominal due to the fair value of the Company’s common stock as of the grant date being nominal as a result of the priority provisions of the preferred stock.

The following table summarizes the common stock warrant activity during the years ended December 31, 2013 and 2012:

	Common Stock Warrants	Weighted Average Exercise Price	Weighted Average Remainder Contractual Term in Years
As of December 31, 2012:
Warrants Outstanding as of January 1, 2012	34,885,052	$0.05	4.8
Granted	-	-	-
Exercised	-	-	-
Expired	-	-	-

Warrants outstanding as of December 31, 2012	34,885,052	$0.05	3.8

As of December 31, 2013:
Warrants Outstanding as of January 1, 2013	34,885,052	$0.05	3.8
Granted	20,000,000	$0.01	7.0
Exercised	-	-	-
Expired	-	-	-

Warrants outstanding as of December 31, 2013	54,885,052	$0.04	4.2

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

The following table summarizes the preferred stock warrant activity during the years ended December 31, 2013 and 2012:

	Preferred Stock Warrants	Weighted Average Exercise Price	Weighted Average Remainder Contractual Term in Years
As of December 31, 2012:
Warrants Outstanding as of January 1, 2012	2,231,727	$0.16	5.1
Granted	-	-	-
Exercised	-	-	-
Expired	-	-	-

Warrants outstanding as of December 31, 2012	2,231,727	$0.16	4.1

As of December 31, 2013:
Warrants Outstanding as of January 1, 2013	2,231,727	$0.16	4.1
Granted	-	-	-
Exercised	-	-	-
Expired	-	-	-

Warrants outstanding as of December 31, 2013	2,231,727	$0.16	3.1

NOTE 10    EMPLOYEE STOCK OPTIONS

The Company has a stock based employee compensation plan pursuant to which stock option grants may be made. Under the 2006 Stock Option Plan certain employees and non-employee directors have been granted options to purchase common stock. The Company has 23,150,000 and 22,150,000 employee stock options outstanding as of December 31, 2013 and 2012, respectively. All options vest in installments over a four year period and expire ten years from the date of grant.

On October 30, 2013 an employee was awarded 1,000,000 common stock options under the 2006 Stock Option plan with an exercise price of $0.01 that expire in October 2023. The Company accounts for employee stock options according to FASB ASC 718 which requires the Company to calculate the fair value of the stock options on the date of grant and amortize over the vesting period of the options. The Company determined the value of the 1,000,000 options granted was nominal due to the fair value of the Company’s common stock as of the grant date being nominal as a result of the priority provisions of the preferred stock. The Company used a variety of comparable and peer companies to determine the expected volatility. The Company believes the use of peer company data fairly represents the expected volatility it would experience if the Company was more actively publicly traded in the life sciences industry over the expected life of the options. The Company has no historical data regarding the expected life of the options and therefore used the simplified method of calculating the expected life. The risk free rate was calculated using the U.S. Treasury constant maturity rates similar to the expected life of the options, as published by the Federal Reserve.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

The following table summarizes the Company’s total option activity for the years ended December 31, 2013 and 2012:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years
As of December 31, 2012:
Options outstanding as of January 1, 2012	22,150,000	$0.16	8.2
Granted	-	-	-
Exercised	-	-	-
Expired	-	-	-

Options outstanding as of December 31, 2012	22,150,000	$0.16	7.2

As of December 31, 2013:
Options outstanding as of January 1, 2013	22,150,000	$0.16	7.2
Granted	1,000,000	0.01	9.8
Exercised	-	-	-
Expired	-	-	-

Options outstanding as of December 31, 2013	23,150,000	$0.15	6.3

Outstanding and exercisable stock options as of December 31, 2013 and 2012 are as follows:

	Options Outstanding			Options Exercisable
	Number of Options Outstanding	Remaining Life (Years)	Exercise Price	Number of Options Exercisable	Exercise Price
December 31, 2012	22,150,000	7.2	$0.16	15,609,896	$0.16
December 31, 2013	23,150,000	6.3	$0.15	21,314,063	$0.16

The estimated fair value of the Company stock options, less expected forfeitures, is amortized over the options vesting period on the straight-line basis. The Company recognized the following equity-based compensation expenses during the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
Stock based compensation expense	$111,091	$111,091
Income tax benefit recognized related to stock-based compensation	-	-
Income tax benefit realized from the exercising and vesting of options	-	-

As of December 31, 2013 and 2012, there were $19,818 and $130,909 of total unrecognized compensation cost with a remaining vesting period of 0.3 and 1.2 years, respectively. As of December 31, 2013, there was no intrinsic value of outstanding and vested stock options.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 11    RELATED PARTY TRANSACTIONS

During 2013 the Company issued convertible promissory notes to entities controlled by Steven Aldous and David Spafford, two of the Company’s directors. The Company issued promissory notes to SSA Ventures, LLC and SBS Charitable Remainder Trust U/A/D November 27, 1995 (entities controlled by Mr. Aldous) reflecting obligations of $571,000 and $2,000,000, respectively. The Company also issued a promissory note to Bourne Spafford Charitable Trust U/A/D May 15, 1995 (controlled by Mr. Spafford) reflecting an obligation of $200,000. Each of these notes had an 8% interest rate and were converted into 116,565,430 shares of Series C and Series C-1 preferred stock at a conversion price of $0.0246 per share.

During 2012 the Company issued various convertible promissory notes to Spring Forth Investments and the Bourne Spafford Charitable Trust U/A/D May 15, 1995 (entities controlled by Mr. Spafford,) in the total amount of $2,880,000. The Company also issued various convertible promissory notes to SSA Ventures, LLC (entity controlled by Mr. Aldous) in the total amount of $1,213,333. All of the notes bore interest at 8%. On December 31, 2012, the principal plus accrued interest of $92,355 was converted into 26,160,555 shares of Series B preferred stock at a conversion price of $0.16 per share.

During 2012 the Company issued various convertible promissory notes to Spring Forth Investments (entity controlled by Mr. Spafford,) and to SSA Ventures, LLC (entity controlled by Mr. Aldous) in the total amount of $800,000 each. All of the notes bore interest at 8%. On December 31, 2012, the principal plus accrued interest of $95,848 was converted into 10,599,058 shares of Series A preferred stock and convertible promissory notes issued in 2011 in the amount of $1,250,000 for Spring Forth Investments and $1,250,000 for SSA Ventures, LLC along with interest in the amount of $271,970 were converted into 17,324,812 shares of Series A preferred stock at a conversion price of $0.16 per share.

On December 31, 2012 the Company issued 10,416,667 shares of Series B preferred stock to SSA Ventures, LLC pursuant to a subscription receivable in the amount of $1,666,667 or $0.16 per share. The subscription receivable for these shares was subsequently paid with cash in January and February 2013.

Ryan Ashton, the Chief Executive Officer of the Company, and David Spafford, a director of the Company, each personally guaranteed the obligations of the Company under a sale-leaseback agreement. On November 25, 2013, the Company issued Mr. Ashton warrants to purchase 10,000,000 shares of common stock and Mr. Spafford warrants to purchase 10,000,000 shares of common stock, each in compensation for their personal guarantees of the obligations of the Company under the sale-leaseback agreement. The warrants have an exercise price of $0.01 and expire seven years from the date of grant.

The Company’s obligations pursuant to its sale-leaseback agreement described in Note 6 are secured by letters of credit (Letters of Credit) in an aggregate amount of $3,000,000. The Letters of Credit were issued by a bank at the behest of a non-profit foundation (the “Foundation”) and Spring Forth Investments. The Company is obligated to reimburse the Foundation and Spring Forth Investments for any draws made under the Letters of Credit pursuant to two reimbursement agreements between the Company and the Foundation and Spring Forth Investments dated October 30, 2013. David Spafford, one of our directors, and his wife, Susan Spafford, have been designated by the Foundation as “Founding Trustees” under its bylaws and have authority to control certain activities of the Foundation. Our obligations under the reimbursement agreements are secured by a security interest in all of our assets pursuant to a Security Agreement dated October 30, 2013. As of December 31, 2013, no draws on the line of credit had taken place.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 12    INCOME TAXES

The Company utilizes the asset and liability approach to measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates in accordance with FASB ASC 740. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The income tax expense for the years ended December 31, 2013 and 2012 consists of the following:

	2013	2012

Current
Federal	$-	$-
State and Local	1,250	100

	1,250	100

Deferred
Federal	-	-
State and Local	-	-

	-	-

	$1,250	$100

The following is a reconciliation of the reported amount of income tax expense (benefit) for the years ended December 31, 2013 and 2012 to the amount of income tax expenses that would result from applying the statutory rate to pretax income.

The components of the Company’s deferred tax assets for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Current deferred tax assets:
Allowance for doubtful accounts	$2,035	$-
Accrued vacation	131,302	86,052
Accrued personal property tax	37,012	18,823

Total current deferred tax assets	170,349	104,875

Non-current deferred tax assets
Net operating losses	13,674,825	10,243,639
Depreciation and amortization	15,935	53,509
Other	171	171

Total non-current deferred tax assets	13,690,931	10,297,319

Total deferred tax assets	13,861,280	10,402,194

Less: Valuation allowance	(13,861,280)	(10,402,194)

Net deferred tax assets	$-	$-

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

Reconciliation of reported amount of income tax expense for the years ended December 31, 2013 and 2012 consists of the following:

	2013	2012
Benefit for income taxes computed at federal statutory rate	$3,672,568	$1,910,905
State income taxes, net of federal tax benefit	248,065	187,604
Non-deductible expenses	(7,473)	(6,896)
Increase in valuation allowance	(3,914,410)	(2,091,713)

Provision for income taxes	$(1,250)	$(100)

Effective tax rate	(0.03)%	(0.01)%

As of December 31, 2013 the Company has generated operating losses. As a result the Company has recorded a full valuation allowance against its net deferred tax assets as of December 31, 2013 and 2012.

As of December 31, 2013 and 2012, the Company has a net operating loss carry forwards for Federal income tax purposes of $37.8 million and $28.3 million, respectively, which expire in varying amounts during the tax years 2023 and 2033. The Company has net operating loss carry forwards for State income tax purposes of $26.3 million and $18.6 million which expire in varying years from 2023 to 2033.

Under FASB ASC 740, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards. As of December 31, 2013 and 2012, the Company has no liabilities for unrecognized tax benefits.

The Company’s policy is to recognize potential interest and penalties accrued related to unrecognized tax benefits within income tax expense. For the years ended December 31, 2013, and 2012, the Company did not recognize any interest or penalties in its statement of operations, nor did it have any interest or penalties accrued in its balance sheet at December 31, 2013 and 2012 relating to unrecognized tax benefits.

The tax years 2010-2013 remain open to examination for federal income tax purposes and by the other major taxing jurisdictions to which the Company is subject.

NOTE 13    LEGAL PROCEEDINGS

We are not currently a party to any pending or threatened legal proceeding or regulatory or government investigations. We may become involved in litigation from time to time relating to claims arising in the ordinary course of our business. We do not believe that the ultimate resolution of such claims would have a material effect on our business, results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material effect on our business, results of operations, financial condition and cash flows.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 14    GEOGRAPHIC INFORMATION

The Company has both domestic (U.S.) and international customers for its products. Sales for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
Domestic sales	$736,215	$27,319
International sales	24,431	11,348

Total sales	$760,646	$38,667

NOTE 15    SUBSEQUENT EVENTS

With respect to the audited financial statements as of and for the year ended December 31, 2013 the Company evaluated subsequent events through June 6, 2014.

The Company issued 14,888,211 shares of Series C Preferred Stock from January 24, 2014 through February 18, 2014, when the Company closed its Series C Preferred round for $366,250 or $0.0246 per share.

In February and March 2014, the Company issued Convertible Notes in the amount of $400,000. The maturity date for the notes is March 10, 2015, or upon a qualified equity financing of at least $5 million. The notes pay interest at an annual rate 8%. In addition the Note Holders received warrants to purchase 10,000,000 of common stock at $0.01 per share which expire seven years from the date of issuance. The notes are convertible, at the option of the holder, into shares of Series C preferred stock at a conversion price of $0.0246 per share, or if there is a qualified equity financing, into shares of the equity securities at the price per share at which the equity securities are issued in the qualified equity financing.

In March 2014, the Company issued short terms notes payable to David Spafford, a director, in the amount of $350,000 and to Ryan Ashton, our Chief Executive Officer, in the amount of $40,000. The notes were unsecured, accrue no interest and were to be repaid on or before May 1, 2014. In April 2014, the Company retired the $390,000 of short term related party notes payable by paying $350,000 cash to David Spafford and $40,000 to Ryan Ashton.

In April 2014, the Company filed a fourth amended and restated Certificate of Incorporation authorizing a modification to the number of authorized shares of each class of stock and each series of preferred stock. In addition, a fifth series of preferred stock was authorized and designated as Series D preferred stock. The preferred stock dividends were changed such that the dividends are non-cumulative and shall be the per annum rate of 8% per share of the original series issue price.

The Company initiated a Series D Preferred Stock offering in April 2014 that remains open. The offering consists of units to buy one share of Series D Preferred Stock, one Series A warrant to purchase a share of common stock at $0.0246 and one Series B warrant to purchase a share of common stock at $0.001. The Company has sold 89,400,000 units for gross proceeds of $2,235,000 and after deducting offering costs and expenses, the Company has received $2,044,477 of net proceeds.

In April 2014, the Company issued warrants to certain individuals for consulting services to purchase 1,855,771 shares common stock at $0.01 per share that expire seven years after the date of issuance.

In April 2014, the Company issued stock options to certain employees to purchase 78,600,000 shares of common stock at $0.01 per share. These options vest over a four-year period and expire 10 years after the date of issuance.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO FINANCIAL STATEMENTS

In April 2014, the Company entered into two Financial Advisory Agency Agreements with Rona Capital, LLC. The first agreement is for financial advisory services related to the Company’s ongoing financing activities prior to the filing of an S-1 registration with the SEC. The Company agreed to pay Rona Capital $15,000 per month plus reasonable out-or-pocket expenses. In addition, the Company issued warrants to Rona Capital to purchase between 1,800,000 Series D units (which are separable into 1,800,000 Series D Preferred Shares, 1,800,000 Class A warrants and 1,800,000 Class B warrants) and 7,200,000 Series D Units (which are separable into 7,200,000 Series D Preferred shares, 7,200,000 Class A warrants and 7,200,000 class B warrants), upon the completion of an S-1 filing with the SEC. The Company will also indemnify Rona Capital for claims arising from the agreement, subject to certain exceptions. This agreement will terminate upon the final closing of the Series D Preferred Stock financing.

The Company has also entered into a second Financial Advisory Agency Agreement with Rona Capital effective in June 2014, wherein Rona Capital will provide the Company with financial advisory services related to the Company’s ongoing financing activities. The Company will pay Rona Capital $15,000 per month and additional cash amounts on the achievement of specified milestones, including $50,000 upon the filing of an S-1 with the SEC and $100,000 upon the closing of an initial public offering. The Company has also agreed to issue warrants to Rona Capital to purchase shares of the Company’s common stock such that Rona Capital shall own 1% of the Company’s outstanding equity that vest upon continued service to the Company as a consultant.

In April 2014, the Company completed a second sale-leaseback transaction. The Company sold 75 analyzers for gross proceeds of $1,500,000. Concurrent with the transaction, the Company repaid two equipment leases for a total of $125,751. The terms of the sale-leaseback agreement requires the Company to pay monthly lease payments of $64,665 for two years.

GREAT BASIN SCIENTIFIC, INC.

CONDENSED BALANCE SHEETS

March 31, 2014 and December 31, 2013

(Unaudited)

	March 31,	December 31,	Pro Forma March 31,
	2014	2013	2014
Assets
Current assets:
Cash	$149,145	$1,211,423	$
Accounts receivable, net of allowances of $5,482 and $5,482, respectively	206,404	184,415
Inventory	440,310	320,239
Prepaid and other current assets	165,364	94,421

Total current assets	961,223	1,810,498
Intangible assets, net	304,171	334,025
Property and equipment, net	3,790,273	3,703,582

Total assets	$5,055,667	$5,848,105	$

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,622,942	$874,119	$
Accrued expenses	972,619	815,814
Current portion of notes payable	45,889	44,601
Notes payable - related party	390,000	-
Convertible notes payable	100,000	-
Convertible notes payable - related party	300,000	-
Current portion of capital lease obligations	531,539	506,506

Total current liabilities	3,962,989	2,241,040
Notes payable, net of current portion	43,762	55,730
Capital lease obligations, net of current portion	1,899,664	2,042,359

Total liabilities	5,906,415	4,339,129

Commitments and contingencies (see NOTE 10 LEGAL PROCEEDINGS)
Convertible preferred stock:
Series A convertible preferred stock, par value $.001; 125,000,000 shares authorized; 117,131,171 shares issued and outstanding, respectively	18,846,539	18,846,539		-
Series B convertible preferred stock, par value $.001; 100,000,000 shares authorized; 59,465,350 shares issued and outstanding, respectively	9,464,454	9,464,454		-
Series C convertible preferred stock, par value $.001; 210,000,000 shares authorized; 165,877,435 and 150,989,224 shares issued and outstanding, respectively	4,040,585	3,674,335		-
Series C-1 convertible preferred stock, par value $.001; 100,000,000 shares authorized; 84,027,175 shares issued and outstanding, respectively	2,067,068	2,067,068		-
Stockholders’ deficit:
Common stock, $.001 par value: 700,000,000 shares authorized; 23,118,715 shares issued and outstanding, respectively	23,119	23,119		449,619
Additional paid-in capital	9,726,278	9,710,339		43,718,424
Accumulated deficit	(45,018,791)	(42,276,878)

Total stockholders’ deficit	(35,269,394)	(32,543,420)

Total liabilities, convertible preferred stock and stockholders’ deficit	$5,055,667	$5,848,105	$

The accompanying notes are an integral part of these condensed financial statements

GREAT BASIN SCIENTIFIC, INC.

CONDENSED STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2014 and 2013

(unaudited)

	Three Months Ended March 31,
	2014		2013
Revenues		$349,135		$77,486
Cost of sales		846,957		232,762

Gross loss		(497,822)		(155,276)
Operating expenses:
Research and development		814,237		967,349
Selling and marketing		634,242		588,417
General and administrative		605,995		494,682
(Gain) loss on sale of assets		(8,166)		16,263

Total operating expenses		2,046,308		2,066,711

Loss from operations		(2,544,130)		(2,221,987)

Other income (expense):
Interest expense		(192,609)		(9,550)
Interest income		919		863

Total other income (expense)		(191,690)		(8,687)

Loss before provision for income taxes		(2,735,820)		(2,230,674)
Provision for income taxes		(6,093)		-

Net loss		(2,741,913)		(2,230,674)

Less: Cumulative preferred stock dividends (undeclared)		(1,299,118)		(557,368)

Net loss attributable to common stockholders		$(4,041,031)		$(2,788,042)

Net loss per common share - basic and diluted		$(0.17)		$(0.12)

Weighted average common shares - basic and diluted		23,118,715		23,118,715

Pro forma net loss per share attributable to common stockholders (unaudited) - basic and diluted	$		$

Weighted average shares used to compute pro forma net loss per share attributable to common stockholders (unaudited) - basic and diluted

The accompanying notes are an integral part of these condensed financial statements

GREAT BASIN SCIENTIFIC, INC.

CONDENSED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2014 and 2013

(Unaudited)

	Three Months Ended March 31,
Cash flows from operating activities:	2014	2013
Net loss	$(2,741,913)	$(2,230,674)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	255,373	143,466
Loss on sale of assets	(8,166)	-
Employee stock compensation	15,939	27,771
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable, net	(21,989)	22,961
Increase in inventory	(120,071)	(63,519)
Increase in prepaid and other assets	(70,943)	(4,046)
Increase in accounts payable	748,823	263,773
Increase in accrued liabilities	156,805	54,548

Net cash used in operating activities	(1,786,142)	(1,785,720)

Cash flows from investing activities:
Acquisition of property and equipment	(24,864)	(308,885)
Acquisition of intangible asset	-	(75,000)
Construction of equipment	(314,180)	(798,289)
Proceeds from sale of assets	35,000	-

Net cash used in investing activities	(304,044)	(1,182,174)

Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	100,000	135,688
Proceeds from issuance of convertible notes payable - related party	300,000	-
Proceeds from issuance of preferred stock	366,250	-
Proceeds from issuance of notes payable - related party	390,000	-
Proceeds from subscriptions receivable	-	3,288,333
Principal payments of capital leases	(117,662)	(7,612)
Principal payments of notes payable	(10,680)	(5,077)

Net cash provided by financing activities	1,027,908	3,411,332

Net increase (decrease) in cash	(1,062,278)	443,438
Cash, beginning of the period	1,211,423	1,143,009

Cash, end of the period	$149,145	$1,586,447

Supplemental disclosures of cash flow information:
Interest paid	$192,202	$9,550

Income taxes paid	$5,043	$-

The accompanying notes are an integral part of these condensed financial statements

GREAT BASIN SCIENTIFIC, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

NOTE 1    DESCRIPTION OF BUSINESS

Great Basin Scientific, Inc. (the “Company”) (d.b.a., Great Basin Corporation) is a Delaware corporation headquartered in Salt Lake City, Utah. The Company was originally incorporated as Diagnostic Micro Arrays, Inc., a Nevada corporation, on June 27, 2003. The Company changed its name to Great Basin Scientific, Inc. on April 19, 2006. On August 12, 2008, the Company took steps to change its corporate domicile from Nevada to Delaware by forming Great Basin Scientific, Inc., a Delaware corporation, and on August 29, 2008, Great Basin Scientific, Inc., a Nevada corporation, was merged with and into Great Basin Scientific, Inc., a Delaware corporation, wherein the Delaware corporation was the sole surviving entity.

The Company is a molecular diagnostics company that develops and manufactures test kits and analyzers for a patented, proprietary low-cost, easy-to-use molecular diagnostic system for single pathogen tests. The Company sells its test kits to customers throughout the world for use in the Company’s analyzers. Our system utilizes a sample-in result-out format, enabling simple, rapid and cost-effective analysis of multiple pathogens from a single clinical sample. The Company’s technology processes up to 64 distinct targets in a single assay for more answers with results in 90 minutes or less. It is a fully automated process with few hands-on steps that allows on-demand testing instead of the traditional batching of tests that delay results. The Company’s simple-to-use system allows smaller hospitals that traditionally could not afford more expensive, advanced molecular diagnostics systems to modernize their laboratory testing and provide better patient care at an affordable cost.

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These condensed unaudited financial statements have been prepared to reflect the financial position, results of operations and cash flows of the Company as of March 31, 2014 and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. The accompanying condensed financial statements and notes are unaudited. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2014 and its results of operations and cash flows for the three months ended March 31, 2014 and 2013. The results for the three months ended March 31, 2014 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Loss per Common Share

Basic loss per share (“EPS”) is computed by dividing net loss, less cumulative preferred stock dividends for the period, including undeclared or unpaid cumulative dividends (the numerator) by the weighted average number of common shares outstanding for the period (the denominator). Diluted EPS is computed by dividing net loss by the weighted average number of common shares and potential common shares outstanding (if dilutive) during each period. Potential common shares include convertible preferred stock, stock options and warrants. The number of potential common shares outstanding is computed using the treasury stock method.

As the Company has incurred losses for the three months ended March 31, 2014 and 2013, the potentially dilutive shares are anti-dilutive and are thus not added into the loss per share calculations. As of March 31, 2014 and 2013, there were 533,028,073 and 235,863,300 potentially dilutive shares, respectively.

Unaudited Pro Forma Stockholders’ Equity and Unaudited Pro Forma Loss Per Share

Prior to the completion of the offering contemplated by this prospectus, we expect all of the convertible preferred stock outstanding to convert into shares of common stock at the then applicable conversion rate. Unaudited pro forma convertible preferred stock, common stock and additional paid-in capital on the accompanying consolidated balance sheets assume only the conversion of convertible preferred stock outstanding at March 31,

GREAT BASIN SCIENTIFIC, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

2014. The unaudited pro forma basic and diluted loss per share calculations assume the conversion of all outstanding shares of convertible preferred stock into common stock using the as-if converted method, as-if such conversion had occurred at the beginning of the period or the issuance date, if later.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s financial statements upon adoption.

In May 2014, the Financial Accounting Standards Board issued accounting guidance on revenue recognition. The amended guidance will enhance the comparability of revenue recognition practices and will be applied to all contracts with customers. Improved disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized are requirements under the amended guidance. This guidance will be effective for fiscal 2017 and will be required to be applied retrospectively. We are currently assessing the impact that this guidance will have on our financial statements at this time.

NOTE 3     GOING CONCERN

The Company’s condensed unaudited financial statements have been prepared on a going concern basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. The Company has incurred substantial losses from operations causing negative working capital and negative operating cash flows, which raise substantial doubt about the Company’s ability to continue as a going concern. The Company sustained a net loss for the three months ended March 31, 2013 of $2,741,913 and a net loss for the year ended December 31, 2013 of $9,561,280, and has an accumulated deficit of $45,018,791 as of March 31, 2014.

The Company intends to develop its products and expand its customer base, but does not have sufficient realized revenues or operating cash flows in order to finance these activities internally. As a result, the Company intends to seek financing in order to fund its working capital and development needs.

The Company has been able to meet its short-term needs through private placements of convertible preferred securities and the sale and leaseback of analyzers used to report test results. The Company will continue to seek funding through the issuance of additional equity securities, debt financing, the sale and leaseback of analyzers, or a combination of these items. Any proceeds received from these items could provide the needed funds for continued operations and development programs. The Company can provide no assurance that it will be able to obtain sufficient additional financing that it needs to alleviate doubt about its ability to continue as a going concern. If the Company is able to obtain sufficient additional financing proceeds, the Company cannot be certain that this additional financing will be available on acceptable terms, if at all. To the extent the Company raises additional funds by issuing equity securities, the Company’s stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Company’s ability to conduct business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to obtain additional financings, the impact on the Company’s operations will be material and adverse.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

NOTE 4    NOTES PAYABLE

The Company purchased certain machinery and equipment under two note payable agreements which consist of the following as of March 31, 2014 and December 31, 2013:

	March 31, 2014	December 31, 2013
Note payable, 15.2% interest, monthly payments of $1,328, due February 6, 2016, secured by equipment.	$ 26,350	$ 29,259

Note payable, 10.0% interest, monthly payments of $3,161, due January 1, 2016, secured by equipment.	63,301	71,072

Total notes payable	89,651	100,331
Less: current portion of notes payable	(45,889)	(44,601)

Long term portion of notes payable	$43,762	$55,730

NOTE 5    NOTES PAYABLE – RELATED PARTY

The Company issued short terms notes payable in March 2014 to David Spafford, a director, in the amount of $350,000 and to Ryan Ashton, our Chief Executive Officer, in the amount of $40,000. The notes are unsecured, accrue no interest and are to be repaid on or before May 1, 2014.

NOTE 6    CONVERTIBLE NOTES PAYABLE

The Company issued convertible notes payable in February and March 2014 in the amount of $200,000 to Ryan Ashton, our Chief Executive Officer; $100,000 to an entity owned by David Spafford, a director; and $100,000 to an unaffiliated investor. The maturity date for the notes is one year from the date of issuance or upon a qualified equity financing of at least $5 million. The notes pay interest at an annual rate of 8%. The notes are convertible, at the option of the holder, into shares of Series C preferred stock at a conversion price of $0.0246 per share, or if there is a qualified equity financing, into shares of the equity securities at the price per share at which the equity securities are issued in the qualified equity financing. In addition, 5,000,0000 warrants to purchase shares of common stock were granted to Ryan Ashton, 2,500,000 warrants were granted to an entity owned by David Spafford and 2,500,000 were granted to an unaffiliated investor. The warrants are for the purchase of shares of common stock at $0.01 per share and expire seven years from the date of issuance.

These convertible notes, were analyzed in accordance with the provisions of FASB ASC 815, “Derivatives and Hedging”. The Company evaluated the conversion options, the associated warrants and other relevant features and determined, in accordance with the provisions of the referenced accounting guidance, that such conversion options, warrants or other relevant features do not meet the criteria requiring bifurcation as a derivative liability. The shares are not readily convertible into cash and do not meet the net settlement criterion. Similarly, the warrants are conventional convertible, require a cash exercise and therefore, do not meet the net settlement criterion, and are indexed to the Company’s own stock. Accordingly, they do not qualify for derivative accounting and equity classification is appropriate.

NOTE 7    PREFERRED STOCK

During the three months ended March 31, 2013 the Company issued 14,888,211 shares of Series C preferred stock for cash in the amount of $366,250 or $0.0246 per share.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

The Series C preferred stock has a conversion price adjustment provision that in the event the Company sells shares of any additional stock, subject to certain exceptions, at a price per share less than the original issue price of the respective series preferred stock, the conversion price shall be adjusted to a price equal to the price paid per share for such additional stock. These conversion price adjustment provisions, and other relevant features of the preferred stock, were analyzed in accordance with the provisions of FASB ASC 815, “Derivatives and Hedging”. The Company evaluated the conversion price adjustment provision embedded in the preferred stock and other relevant features and determined, in accordance with the provisions of the referenced accounting guidance, that such conversion option or other relevant features do not meet the criteria requiring bifurcation as a derivative liability of these instruments. The characteristics of the common stock that is issuable upon a holder’s exercise of the conversion option embedded in the convertible preferred stock are deemed to be clearly and closely related to the characteristics of the preferred shares. Further, the Company determined the other relevant features of the preferred stock are clearly and closely related to the equity host and do not qualify for derivative accounting.

NOTE 8    WARRANTS

As of March 31, 2014, there were 64,885,052 and 2,231,727 fully vested warrants outstanding to purchase shares of common stock and shares of Series A preferred stock, respectively. During the three months ended March 31, 2014 10,000,000 warrants to purchase shares of common stock were granted. The warrants were granted in conjunction with the issuance of certain convertible notes payable (see NOTE 6 CONVERTIBLE NOTES PAYABLE). The warrants have an exercise price of $0.01 and expire seven years from the date of grant. These transactions are accounted for by the Company under the provisions of FASB ASC 505 which require the Company to record an expense associated with the fair value of stock-based payments. The Company uses the Black-Scholes option valuation model to calculate the fair value of stock-based payments at the date of grant. Warrant pricing models require the input of highly subjective assumptions, including the expected price volatility. For warrants granted, the Company used a variety of comparable and peer companies to determine the expected volatility. The Company believes that the use of peer company data fairly represents the expected volatility it would experience if the Company were actively publicly traded in the life sciences industry over the contractual term of the warrants. Changes in these assumptions can materially affect the fair value estimate. The Company determined that the value of the 10,000,000 common stock warrants granted was nominal due to the fair value of the Company’s common stock as of the grant date being nominal as a result of the priority provisions of the preferred stock.

The following table summarizes the common stock warrant activity during the three months ended March 31, 2014:

	Common Stock Warrants	Weighted Average Exercise Price	Weighted Average Remainder Contractual Term in Years
As of March 31, 2014:
Warrants Outstanding as of January 1, 2014	54,885,052	$0.04	4.2
Granted	10,000,000	$0.01	7.0
Exercised	-	-	-
Expired	-	-	-

Warrants outstanding as of March 31, 2014	64,885,052	$0.04	4.4

GREAT BASIN SCIENTIFIC, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

The following table summarizes the preferred stock warrant activity during the three months ended March 31, 2014:

	Preferred Stock Warrants	Weighted Average Exercise Price	Weighted Average Remainder Contractual Term in Years
As of March 31, 2014:
Warrants Outstanding as of January 1, 2014	2,231,727	$0.16	3.1
Granted	-	-	-
Exercised	-	-	-
Expired	-	-	-

Warrants outstanding as of March 31, 2014	2,231,727	$0.16	2.9

NOTE 9     EMPLOYEE STOCK OPTIONS

The Company has a stock based employee compensation plan pursuant to which stock option grants may be made. Under the 2006 Stock Option Plan certain employees and non-employee directors have been granted options to purchase common stock. The Company has 23,150,000 employee stock options outstanding as of March 31, 2014. All options vest in installments over a four year period and expire ten years from the date of grant.

The following table summarizes the Company’s total option activity for the three months ended March 31, 2014:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years
As of March 31, 2014:
Options outstanding as of January 1, 2014	23,150,000	$0.15	6.3
Granted	-	-	-
Exercised	-	-	-
Expired	-	-	-

Options outstanding as of March 31, 2014	23,150,000	$0.15	6.1

Outstanding and exercisable stock options as of March 31, 2014 are as follows:

	Options Outstanding			Options Exercisable
	Number of Options Outstanding	Remaining Life (Years)	Exercise Price	Number of Options Exercisable	Exercise Price
March 31, 2014	23,150,000	6.1	$0.15	22,008,333	$0.16

GREAT BASIN SCIENTIFIC, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

The estimated fair value of the Company stock options, less expected forfeitures, is amortized over the options vesting period on the straight-line basis. The Company recognized the following equity-based compensation expenses during the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,
	2014	2013
Stock based compensation expense	$15,939	$27,773
Income tax benefit recognized related to stock-based compensation	-	-
Income tax benefit realized from the exercising and vesting of options	-	-

As of March 31, 2014 and 2013, there were $3,879 and $103,136 of total unrecognized compensation cost with a remaining vesting period of 0.1 and 1.1 years, respectively. As of March 31, 2014, there was no intrinsic value of outstanding and vested stock options.

NOTE 10    LEGAL PROCEEDINGS

We are not currently a party to any pending or threatened legal proceeding or regulatory or government investigations. We may become involved in litigation from time to time relating to claims arising in the ordinary course of our business. We do not believe that the ultimate resolution of such claims would have a material effect on our business, results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material effect on our business, results of operations, financial condition and cash flows.

NOTE 11    SUBSEQUENT EVENTS

With respect to the unaudited financial statements as of and for the three months ended March 31, 2014 the Company evaluated subsequent events through June 20, 2014.

In April 2014, the Company retired the $390,000 of short term related party notes payable by paying $350,000 cash to David Spafford and $40,000 to Ryan Ashton.

In April 2014, the Company filed a fourth amended and restated Certificate of Incorporation authorizing a modification to the number of authorized shares of each class of stock and each series of preferred stock. The number of common shares authorized was amended to 1,750,000,000; Series A preferred shares authorized was amended to 119,987,898; the number of Series B preferred shares authorized was amended to 59,465,350; the number of Series C preferred shares authorized was amended to 165,877,435 and the number of Series C-1 preferred shares authorized was amended to 84,027,173. In addition, a fifth series of preferred stock was authorized and designated as Series D preferred stock with 287,200,000 shares authorized. The preferred stock dividends were changed such that the dividends are non-cumulative and shall be the per annum rate of 8% per share of the original series issue price.

The Company initiated a Series D Preferred Stock offering in April 2014 that remains open. The offering consists of units to buy one share of Series D Preferred Stock, one Series A warrant to purchase a share of common stock at $0.0246 and one Series B warrant to purchase a share of common stock at $0.001. The Company has sold 104,066,560 units for gross proceeds of $2,601,664 and after deducting offering costs and expenses, the Company has received $2,368,974 of net proceeds.

In April 2014, the Company issued warrants to certain individuals for consulting services to purchase 1,855,771 shares of common stock at $0.01 per share that expire seven years after the date of issuance.

GREAT BASIN SCIENTIFIC, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

In April 2014, the Company issued stock options to certain employees to purchase 78,600,000 shares of common stock at $0.01 per share. These options vest over a four-year period and expire 10 years after the date of issuance.

In April 2014, the Company entered into two Financial Advisory Agency Agreements with Rona Capital, LLC. The first agreement is for financial advisory services related to the Company’s ongoing financing activities prior to the filing of an S-1 registration with the SEC. The Company agreed to pay Rona Capital $15,000 per month plus reasonable out-or-pocket expenses. In addition, the Company issued warrants to Rona Capital to purchase between 1,800,000 Series D units (which are separable into 1,800,000 Series D Preferred Shares, 1,800,000 Class A warrants and 1,800,000 Class B warrants) and 7,200,000 Series D Units (which are separable into 7,200,000 Series D Preferred shares, 7,200,000 Class A warrants and 7,200,000 class B warrants), upon the completion of an S-1 filing with the SEC. The Company will also indemnify Rona Capital for claims arising from the agreement, subject to certain exceptions. This agreement will terminate upon the final closing of the Series D Preferred Stock financing.

The Company has also entered into a second Financial Advisory Agency Agreement with Rona Capital effective in June 2014, wherein Rona Capital will provide the Company with financial advisory services related to the Company’s ongoing financing activities. The Company will pay Rona Capital $15,000 per month and additional cash amounts on the achievement of specified milestones, including $50,000 upon the filing of an S-1 with the SEC and $100,000 upon the closing of an initial public offering. The Company has also agreed to issue warrants to Rona Capital to purchase shares of the Company’s common stock such that Rona Capital shall own 1% of the Company’s outstanding equity that vest upon continued service to the Company as a consultant.

In April 2014, the Company completed a second sale-leaseback transaction. The Company sold 75 analyzers for gross proceeds of $1,500,000. Concurrent with the transaction, the Company repaid two equipment leases for a total of $125,751. The terms of the sale-leaseback agreement requires the Company to pay monthly lease payments of $64,665 for two years.

In June 2014, the Company issued stock options to various employees to purchase 18,000,000 shares of common stock at $0.01 per share. These options vest over a four-year period and expire 10 years after the date of issuance.

Units

Each Unit Consisting of One Share of Common Stock and

One Series A Warrant to Purchase: (i) One Share of Common Stock and

(ii) One Series B Warrant to Purchase One Share of Common Stock

PROSPECTUS

, 2014

Dawson James Securities, Inc.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

Through and including                             , 2014 (the 25th day after the commencement of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee	$	*
The NASDAQ Capital Market initial listing fee	$	*
Blue sky qualification fees and expenses	$	*
Transfer agent and registrar fees	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Miscellaneous	$	*

Total	$	*

* To be included in a subsequent amendment.

Item 14.	Indemnification of Directors and Officers

We are organized under the laws of the State of Delaware. Our amended and restated Certificate of Incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, referred to herein as the DGCL. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) as required by Section 174 of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit. Liability under federal securities laws, however, is not and cannot be limited by our certificate of incorporation. The DGCL permits us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding, by reason of the of the fact that the person is or was a director, officer, employee or agent of the corporation, against judgments, fines, settlements and expenses (including attorneys’ fees) incurred in connection with the proceeding if certain statutory standards are met. “Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Reference is made to the detailed terms of the Delaware indemnification statute (Section 145 of the DGCL) for a complete statement of this indemnification right. Our amended and restated bylaws will also require us to provide indemnification to the fullest extent provided by the DGCL. Insofar as indemnification for liabilities arising under the Act may be permitted for directors, officers or persons controlling us pursuant to the foregoing provisions, we are aware that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

We shall not indemnify a director or officer for any claim, issue or matter as to which the director or officer has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the us for any amounts paid in settlement to us, unless and only to the extent that the court in which the proceeding was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such amounts as the court deems proper. Indemnification may not be made to or on behalf of a director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of law and was material to the cause of action. No director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

We may purchase and maintain insurance or make other financial arrangements on behalf of any person for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee, member, managing member or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities since May 30, 2011:

(1) From May 2011 to June 2014 we granted stock options to purchase an aggregate of 97,600,000 shares of common stock at exercise prices ranging from $0.01 to $0.16 per share to a total of 67 employees, consultants and directors under our 2006 Stock Option Plan. The Company plans to reissue these options under the 2014 Stock Option Plan in June, 2014. Of these options, no shares have been exercised for cash consideration and no options have been cancelled without being exercised.

(2) During 2011 and 2012, we issued aggregate principal amount of $2.4 million of Senior Secured 8% Convertible Promissory Notes, or the Series A Senior Secured Notes. All outstanding Senior Secured Notes were converted into 41,886,599 shares of our Series A Preferred Stock in December 2012, which conversion amount included principal and interest.

(3) During 2012, we issued aggregate principal amount of $5.9 million of Senior Secured 8% Convertible Promissory Notes, or the Series B Senior Secured Notes. All outstanding Series B Senior Secured Notes were converted into 37,538,265 shares of our Series B Preferred Stock in December of 2012.

(4) During 2012, we issued an aggregate of 1,093,750 shares of our Series B Preferred Stock for an aggregate price of $0.2 million at a price per share of $0.16.

(5) During 2012, we issued an aggregate of 20,833,334 shares of our Series B Preferred Stock for an aggregate price of $3.3 million at a price per share of $0.16, subject to a subscription receivable that was collected in 2013.

(6) Between May 2013 and September 2013, we issued aggregate principal amount of $2.4 million of Senior Secured 8% Convertible Promissory Notes, or the Series C Senior Secured Notes. All outstanding Series C Senior Secured Notes were converted into 102,208,736 shares of our Series C Preferred Stock in November 2013.

(7) In 2013, we issued an aggregate principal amount of $2 million of Senior Secured 8% Convertible Promissory Notes, or the Series C-1 Senior Secured Notes. All outstanding Series C-1 Senior Secured Notes were converted into 84,027,175 shares of our Series C-1 Preferred Stock in November 2013.

(8) In 2013, we issued an aggregate of 48,780,488 shares of our Series C Preferred Stock for an aggregate price of $1.2 million at a price per share of $0.0246.

(9) In 2014, we issued an aggregate of 14,888,211 shares of our Series C Preferred stock for an aggregate price of $0.4 million at a price per share of $0.0246 per share;

(10) From April 18, 2014 to June 20, 2014, we issued 121,566,560 units to accredited investors at a price per unit of $0.025 for a net proceeds of $2,762,724, with each unit consisting (i) one share of Series D Preferred

Stock, par value $0.001, (ii) one Class A Warrant to purchase one share of common stock and (iii) one Class B Warrant to purchase one share of common stock. This transaction was conducted as a bridge financing to provide us with sufficient capital prior to this offering.

(11) On March 3, 2014, we issued a convertible promissory note with an 8% interest rate and 2,500,000 warrants to William Hammond. The consideration paid by Mr. Hammond for the note and warrants was $100,000. The maturity date for the promissory note was March 3, 2015, or upon or a qualified equity financing of at least $5 million. This was a bridge financing for general working capital purposes. We expect this promissory note to convert to shares of Common Stock in connection with the consummation of this offering.

(12) On March 10, 2014, we issued a convertible promissory note with an 8% interest rate and 2,500,000 warrants to DRS, LLC, an entity controlled by David Spafford. The consideration paid by DRS, LLC for the note and warrants was $100,000. The maturity date for the promissory note was March 10, 2015, or upon or a qualified equity financing of at least $5 million. This was a bridge financing for general working capital purposes. We expect this promissory note to convert to shares of Common Stock in connection with the consummation of this offering.

(13) On February 26, 2014, we issued a convertible promissory note with an 8% interest rate and 5,000,000 warrants Ryan Ashton. The consideration paid by Mr. Ashton for the note and warrants was $200,000. The maturity date for the promissory note was February 26, 2015, or upon or a qualified equity financing of at least $5 million. This was a bridge financing for general working capital purposes. We expect this promissory note to convert to shares of Common Stock in connection with the consummation of this offering.

The offers, sales and issuances of the securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act under Rule 701 or 4(a)(2) promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701.

The offers, sales, and issuances of the securities described in paragraphs (2) through (13) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Salt Lake City, State of Utah, on the         th of                 , 2014.

GREAT BASIN SCIENTIFIC, INC.
By:

Ryan Ashton
President, Chief Executive Officer, and Director

POWER OF ATTORNEY

We, the undersigned officers and directors of Great Basin Scientific, Inc., hereby severally constitute and appoint Ryan Ashton as our true and lawful attorney with full power to sign for us and in our names, in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Great Basin Scientific, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

	President, Chief Executive Officer, and Director	, 2014
Ryan Ashton	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

	Director	, 2014
Stephen Aldous

	Director	, 2014
David Spafford

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Fourth Amended and Restated Certificate of Incorporation of Great Basin Scientific, Inc.
3.2*	Bylaws of Great Basin Scientific, Inc.
3.3*	Form of Fifth Amended and Restated Certificate of Incorporation of Great Basin Scientific, Inc.
3.4*	Form of Amended and Restated Bylaws of Great Basin Scientific, Inc.
4.1*	Specimen certificate evidencing shares of common stock
4.2*	Amended and Restated Voting Agreement dated as of April 21, 2014
4.3*	Amended and Restated Investor Rights Agreement dated as of April 21, 2010
5.1*	Legal Opinion of Dorsey & Whitney, LLP
10.1*	Master Lease Agreement with Onset Financial, Inc., dated as of October 16, 2013 (“Onset Lease Agreement”)
10.2*	Schedule 001 for Onset Lease Agreement
10.3*	Schedule 002 for Onset Lease Agreement
10.4*	Financial Advisory Agency Agreement between us and Rona Capital, LLC, dated as of April 15, 2014
10.5*	Financial Advisory Agency Agreement between us and Rona Capital, LLC, dated as of April 15, 2014 and effective as of June 2014.
10.6*	Great Basin Scientific, Inc. 2006 Stock Option Plan
10.7*	Great Basin Scientific, Inc. 2014 Stock Option Plan
10.8*	Form of Great Basin Scientific, Inc. 2014 Omnibus Incentive Plan
10.9*	Form of Stock Option Agreement
10.10*	Form of Restricted Stock Unit Agreement
10.11*	Form of Series D Unit Purchase Agreement
10.12*	Form of Class A Warrant to Purchase Common Stock
10.13*	Form of Class B Warrant to Purchase Common Stock
10.14*	Non-exclusive license agreement with Biohelix
10.15*	Non-exclusive license agreement with Integrated DNA Technologies
10.16*	Reimbursement Agreement dated as of October 30, 2013 by and between Great Basin and Utah Autism Foundation
10.17*	Reimbursement Agreement dated as of March 21, 2014 by and between Great Basin and Utah Autism Foundation
10.18*	Security Agreement dated as of October 30, 2013 by and between Great Basin and Utah Autism Foundation
10.19*	Security Agreement dated as of March 21, 2014 by and between Great Basin and Utah Autism Foundation
10.20*	Offer Letter to Ryan Ashton
10.21*	Offer Letter to Jeffrey A. Rona
10.22*	Offer Letter to Robert Jenison
23.1*	Consent of Mantyla McReynolds LLC, independent registered public accounting firm
23.2*	Consent of Dorsey & Whitney, LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)

* To be filed by amendment.